As filed with the Securities and Exchange Commission on October 26, 2009
Registration No. 333-162410

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to the
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FIRST NIAGARA FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	6712	42-1556195
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
6950 South Transit Road, P.O. Box 514
Lockport, New York 14095
(716) 625-7500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
John R. Koelmel
6950 South Transit Road, P.O. Box 514
Lockport, New York 14095
(716) 625-7500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

John J. Gorman, Esq.	G. Daniel O’Donnell, Esq.
Marc P. Levy, Esq.	Ian A. Hartman, Esq.
Luse Gorman Pomerenk & Schick, P.C.	Dechert LLP
5335 Wisconsin Avenue, N.W., Suite 400	Cira Centre
Washington, D.C. 20015	2929 Arch Street
Phone: (202) 274-2000	Philadelphia, PA 19104-2808
Phone: (215) 994-4000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered	per share	offering price	registration fee
Common Stock, $0.01 par value per share	21,140,400 shares (1)	(2)	$256,896,000(2)	$14,335(3)

(1)	Represents the maximum number of shares of First Niagara Financial Group, Inc. common stock that may be issued in connection with the proposed merger to which this Registration Statement relates.

(2)	Pursuant to Rule 457(f), the registration fee was computed on the basis of $5.76, the market value of the common stock of Harleysville National Corporation to be exchanged or cancelled in the merger, computed in accordance with Rule 457(c) on the basis of the average of the high and low price per share of such common stock quoted on the Nasdaq Stock Market on October 6, 2009 multiplied by 44,600,000 shares of common stock of Harleysville National Corporation that may be received by the Registrant and/or cancelled upon consummation of the merger.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

To the Shareholders of Harleysville National Corporation:
A Merger Proposal — Your Vote Is Very Important
     On July 26, 2009, the board of directors of Harleysville National Corporation unanimously approved a merger agreement between Harleysville National Corporation and First Niagara Financial Group, Inc. pursuant to which Harleysville National Corporation will be merged with and into First Niagara Financial Group, Inc. Harleysville National Corporation is sending you this document to ask you to vote on the adoption of the merger agreement with First Niagara Financial Group, Inc.
     If the merger agreement is adopted and the merger is subsequently completed, each outstanding share of Harleysville National Corporation common stock will be converted into the right to receive 0.474 share of First Niagara Financial Group, Inc. common stock for each share of Harleysville National Corporation common stock, subject to adjustment as described in the merger agreement and this document. The value of the merger consideration will fluctuate with the market price of First Niagara Financial Group Inc.’s common stock and is subject to adjustment based on outstanding loan delinquencies of Harleysville National Corporation prior to the closing and may also be adjusted under a limited set of other circumstances, as more fully described in “The Merger and the Merger Agreement — Merger Consideration.” Based on the closing price of First Niagara Financial Group Inc.’s common stock on the Nasdaq Global Select Market on July 24, 2009, the last trading day before public announcement of the merger agreement, the 0.474 exchange ratio represented approximately $5.50 in value for each share of Harleysville National Corporation’s common stock. Based on the closing price of First Niagara Financial Group, Inc.’s common stock on                     , 2009, the 0.474 exchange ratio represented approximately [          ] in value for each share of Harleysville National Corporation’s common stock. You should obtain current stock price quotations for First Niagara Financial Group Inc.’s and Harleysville National Corporation’s common stock. First Niagara Financial Group, Inc. common stock trades on the Nasdaq Global Select Market under the symbol “FNFG” and Harleysville National Corporation trades on the Nasdaq Global Select Market under the symbol “HNBC.”
     Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of Harleysville National Corporation and its shareholders and unanimously recommends that you vote “FOR” adoption of the merger agreement. The merger cannot be completed unless a majority of the issued and outstanding shares of common stock of Harleysville National Corporation vote to adopt the merger agreement. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement. If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.
     This proxy statement-prospectus gives you detailed information about the special meeting of shareholders to be held on [HNBC Meeting Date], the merger and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page      .
On behalf of the board of directors, I thank you for your prompt attention to this important matter.
Walter E. Daller
Chairman of the Board
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

     The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     This document is dated [Prospectus Date], and is first being mailed on or about [Mail Date].

WHERE YOU CAN FIND MORE INFORMATION
     Both First Niagara Financial Group, Inc. and Harleysville National Corporation file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room. In addition, First Niagara Financial Group, Inc. and Harleysville National Corporation file reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.
     This document incorporates by reference important business and financial information about First Niagara Financial Group, Inc. and Harleysville National Corporation from documents that are not included in or delivered with this proxy statement-prospectus. These documents are available without charge to you upon written or oral request at the applicable company’s address and telephone number listed below:

First Niagara Financial Group, Inc.	Harleysville National Corporation
6950 South Transit Road	483 Main Street
P.O. Box 514	Harleysville, Pennsylvania 19438
Lockport, New York 14095-0514	Attention: Liz Chemnitz
Attention: John Mineo, Corporate Secretary	(800) 423-3955
(716) 625-7500
     To obtain timely delivery, you must request the information no later than                     , 2009.
     First Niagara Financial Group, Inc. has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 21,140,400 shares of First Niagara Financial Group, Inc. common stock. This document is a part of that registration statement. As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that First Niagara Financial Group, Inc. and Harleysville National Corporation have previously filed with the Securities and Exchange Commission. They contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” on page      .
     First Niagara Financial Group, Inc. common stock is traded on the Nasdaq Global Select Market under the symbol “FNFG,” and Harleysville National Corporation common stock is traded on the Nasdaq Global Select Market under the symbol “HNBC.”

(ii)

HARLEYSVILLE NATIONAL CORPORATION
483 MAIN STREET
HARLEYSVILLE, PENNSYLVANIA 19438
NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [HNBC MEETING DATE]
     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Harleysville National Corporation will be held at Best Western, the Inn at Towamencin, 1750 Sumneytown Pike, Kulpsville, Pennsylvania 19443, at                      New York time, on [HNBC Meeting Date], for the following purposes:
     1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger by and between First Niagara Financial Group, Inc., and Harleysville National Corporation, dated as of July 26, 2009, and the transactions contemplated by the merger agreement, as discussed in the attached proxy statement-prospectus.
     2. To transact any other business that properly comes before the special meeting of shareholders, or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to adopt the merger agreement and the merger or otherwise.
     The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this document. Only Harleysville National Corporation shareholders of record as of the close of business on [Record Date], are entitled to notice of and to vote at the special meeting of shareholders or any adjournments of the special meeting.
     Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

Walter E. Daller, Jr.
Harleysville, Pennsylvania	Chairman of the Board
[Mail Date]
     HARLEYSVILLE NATIONAL CORPORATION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT.
     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.
     DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. UNDER SEPARATE COVER, WHICH WILL BE SENT
FOLLOWING THE CLOSING OF THE MERGER, YOU WILL RECEIVE INSTRUCTIONS FOR DELIVERING YOUR STOCK
CERTIFICATES.

QUESTIONS AND ANSWERS ABOUT VOTING AT THE
SPECIAL MEETING OF SHAREHOLDERS
     The following are answers to certain questions that you may have regarding the special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.
WHAT ARE HOLDERS OF HARLEYSVILLE NATIONAL CORPORATION COMMON STOCK BEING ASKED TO VOTE ON?
A. Holders of Harleysville National Corporation common stock are being asked to vote on the adoption of the merger agreement and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the merger agreement.
Q: WHAT DO I NEED TO DO NOW?
A: After you have carefully read this document, you may vote using the internet at the address shown on your proxy card, or by telephone using the number on your proxy card or by completing, signing, dating and returning your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.
Q: WHY IS MY VOTE IMPORTANT?
A: The merger agreement must be adopted by a majority of the issued and outstanding shares of Harleysville National Corporation common stock. A failure to vote will have the same effect as a vote against the merger agreement.
Q: IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?
A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the instructions your broker provides.
Q: WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?
A: If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have the same effect as a vote against the merger agreement.
Q: CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?
A: Yes. All shareholders are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting by executing a proxy card. If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q: CAN I CHANGE MY VOTE?
A: Yes. If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:
•	providing written notice to the Secretary of Harleysville National Corporation;

•	submitting a new proxy card or vote again by telephone or internet (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.
     If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.
Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?
A: Please DO NOT send your stock certificates with your proxy card. Instructions will be sent to you under separate cover following completion of the merger.
Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?
A: First Niagara Financial Group, Inc. and Harleysville National Corporation currently expect to complete the merger in the first quarter of 2010, assuming all of the conditions to completion of the merger have been satisfied.
Q: WHAT WILL SHAREHOLDERS OF HARLEYSVILLE NATIONAL CORPORATION RECEIVE IN THE MERGER?
A: If the merger agreement is adopted and the merger is subsequently completed, each outstanding share of Harleysville National Corporation common stock will be converted into the right to receive 0.474 share of First Niagara Financial Group, Inc. for each share of Harleysville National Corporation common stock, subject to adjustment as described in the merger agreement and in this document.
Q: WHOM SHOULD I CALL WITH QUESTIONS?
A: You should direct any questions regarding the special meeting of shareholders or the merger to Harleysville National Corporation’s proxy solicitor, The Altman Group, who can be contacted at                     , Monday to Friday, 9:00 a.m. to 11:00 p.m. prevailing Eastern Time.

SUMMARY
     This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about Harleysville National Corporation and First Niagara Financial Group, Inc. into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page      . You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on the inside front cover of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.
     This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the management of First Niagara Financial Group, Inc. and Harleysville National Corporation and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond First Niagara Financial Group, Inc.’s and Harleysville National Corporation’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward—Looking Statements” on page ___.
THE MERGER
     The merger agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Harleysville National Corporation with and into First Niagara Financial Group, Inc.

Parties to the Merger
First Niagara Financial Group, Inc. (page ___)
First Niagara Bank
     First Niagara Financial Group, Inc. (“First Niagara”) headquartered in Lockport, New York, is the holding company for First Niagara Bank, providing financial services to individuals, families and businesses throughout its branch network located across Upstate New York and Western Pennsylvania. As of June 30, 2009, First Niagara Bank and all of its subsidiaries had $11.5 billion of assets, deposits of $6.2 billion, $1.5 billion of shareholders’ equity, employed approximately 2,000 people and operated through 113 branch locations and several financial services subsidiaries.
     On April 6, 2009, First Niagara Bank entered into a Purchase and Assumption Agreement with National City Bank (“NatCity”) and The PNC Financial Services Group, Inc. (“PNC”) pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities of 57 NatCity bank branches (the “NatCity Branches”) in the Pittsburgh, Erie and Warren, Pennsylvania banking markets (the “Branch Acquisition”). The Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the U.S. Department of Justice (the “DOJ”) required NatCity to divest these and other branches in connection with the merger of PNC and NatCity’s former parent company, National City Corporation.
     On September 4, 2009, First Niagara Bank completed the Branch Acquisition, and assumed $3.9 billion of deposit liabilities and acquired $756.9 million of performing loans and $3.1 billion in cash, as well as the real and personal property associated with the NatCity Branches.
     Concurrently with the Purchase and Assumption Agreement, First Niagara entered into a Securities Purchase Agreement with PNC and NatCity pursuant to which First Niagara had the right to require PNC to purchase shares of its common stock having an aggregate purchase price not to exceed $75.0 million, and to require NatCity to purchase up to $150.0 million of its 12% Senior Notes due in 2014, less the amount of common stock purchased. Concurrent with the closing of the Branch Acquisition, First Niagara elected to have NatCity purchase $150.0 million of its 12% Senior Notes due in 2014.
     On September 30, 2009, First Niagara issued 38,341,000 shares of common stock in an underwritten public stock offering, including 5,001,000 shares pursuant to an underwriters’ overallotment option. Net proceeds of the offering totaled approximately $441.5 million after deducting underwriting discounts and commissions and offering expenses of $18.7 million.
     The principal executive office of First Niagara is located at 6950 South Transit Road, Lockport, New York 14095 and the telephone number is (716) 625-7500.
Harleysville National Corporation (page __)
Harleysville National Bank
     Harleysville National Corporation is the bank holding company of Harleysville National Bank and Trust Company (“Harleysville National Bank”), headquartered in Harleysville, Pennsylvania. Harleysville National Bank operates 83 branch offices and provides a full range of banking services including loans and deposits, investment management and trust and investment advisory services to individual and corporate customers located primarily in Eastern Pennsylvania. Harleysville National Corporation engages in full-service commercial banking and trust businesses, including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and performing corporate pension and personal investment and trust services. As of June 30, 2009, Harleysville National Corporation had assets of $5.2 billion, deposits of $4.0 billion and shareholders’ equity of $248.7 million. Harleysville National Corporation’s principal executive office is located at 483 Main Street, Harleysville, Pennsylvania 19438, and the telephone number is (215) 256-8851.
What Harleysville National Corporation Shareholders Will Receive In the Merger (page __)
     If the merger agreement is adopted and the merger is subsequently completed, each outstanding share of Harleysville National Corporation common stock will be converted into the right to receive 0.474 share of First Niagara common stock for each share of Harleysville National Corporation common stock, which is referred to as the exchange ratio. This exchange ratio is subject to a downward adjustment, as described in this document and the merger agreement, in the event that Harleysville National Corporation delinquent loans are $237.5 million or greater as of the month end prior to the closing date of this transaction and First Niagara will have the right to terminate the merger agreement if such delinquent loans equal or exceed $350.0 million as of any month end on or prior to February 28, 2010. If, however, the closing occurs on or after March 1, 2010, the amount of Harleysville National Corporation delinquent loans will be calculated as of February 28, 2010. As of June 30, 2009, July 31, 2009 and September 30, 2009, the amount of such delinquent loans was $173.3 million, $209.1 million and $193.6 million, respectively. In addition, in the event of certain decreases in the stock price of First Niagara, as described in the merger agreement and this document, Harleysville National Corporation may elect to terminate the merger agreement unless First Niagara elects to increase the exchange ratio. See “The Merger and the Merger Agreement — Merger Consideration” for a more complete discussion of the merger consideration to be paid in this proposed transaction and “—Termination; Amendment; Waiver” for a more complete discussion of the circumstances under which the merger agreement could be terminated.
Material United States Federal Income Tax Consequences of the Merger (page __)
     First Niagara and Harleysville National Corporation will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.
     We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of Harleysville National Corporation common stock upon receiving shares of First Niagara common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in First Niagara common stock.
     You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page            for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.
Your Board of Directors Unanimously Recommends Shareholder Adoption of the Merger (page __)
     Harleysville National Corporation’s board of directors unanimously approved the merger agreement and all directors have agreed to vote shares of Harleysville National Corporation stock they own as of the record date in favor of the adoption of the merger agreement. Harleysville National Corporation’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of Harleysville National Corporation and its shareholders and unanimously recommends that you vote “FOR” adoption of the merger agreement. See “Harleysville National Corporation’s Reasons for the Merger; Recommendation of Harleysville National Corporation’s Board of Directors.”

Opinion of Harleysville National Corporation’s Financial Advisor (page __ and Appendix B)
     On July 26, 2009, J.P. Morgan Securities Inc. (“JPMorgan”) rendered its opinion to the board of directors of Harleysville National Corporation that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Harleysville National Corporation’s common shareholders. JPMorgan’s opinion assumed, with Harleysville National Corporation’s consent, that the exchange ratio will be 0.474, and that the level of HNC Delinquent Loans (as defined in the merger agreement) will not result in any adjustment thereto. The full text of JPMorgan’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix B. Harleysville National Corporation shareholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to the board of directors of Harleysville National Corporation, is directed only to the exchange ratio in the merger and does not constitute a recommendation as to how any holder of Harleysville National Corporation common stock should vote with respect to the merger or any other matter.
Special Meeting of Shareholders of Harleysville National Corporation (page __)
     Harleysville National Corporation will hold a special meeting of its shareholders on [HNBC Meeting Date], at                     , New York time, at Best Western, the Inn at Towamencin, 1750 Sumneytown Pike, Kulpsville, Pennsylvania 19443. At the special meeting of shareholders, you will be asked to vote to adopt the merger agreement.
     You may vote at the special meeting of shareholders if you owned shares of Harleysville National Corporation common stock at the close of business on the record date, [Record Date]. On that date, there were                      shares of Harleysville National Corporation common stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Harleysville National Corporation common stock you owned on the record date.
     Even if you expect to attend the special meeting of shareholders, Harleysville National Corporation recommends that you promptly complete and return your proxy card in the enclosed return envelope.
Shareholder Vote Required (page __)
     Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Harleysville National Corporation common stock issued and outstanding on the record date. A failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, directors of Harleysville National Corporation beneficially owned                      shares of Harleysville National Corporation common stock entitled to vote at the special meeting of shareholders. This represents approximately ___% of the total votes entitled to be cast at the special meeting of shareholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.
Holders of Harleysville National Corporation Common Stock Do Not Have Dissenters Rights (page __)
     Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the Pennsylvania

Business Corporation Law of 1988, as amended (referred to as the PBCL). As a result of one of these exceptions, the holders of Harleysville National Corporation common stock are not entitled to dissenters rights in the merger.
Interests of Harleysville National Corporation’s Directors and Officers In the Merger (page __)
     In considering the recommendation of the board of directors of Harleysville National Corporation to adopt the merger agreement, you should be aware that officers and directors of Harleysville National Corporation have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as Harleysville National Corporation shareholders. These interests and agreements include:
•	employment agreements that provide for severance payments in connection with a termination of employment without cause or for good reason following a change in control;

•	change in control agreements that provide for severance payments in connection with a termination of employment without cause or for good reason following a change in control;

•	supplemental executive benefit agreements that provide for full vesting upon any termination of employment within 12 months following a change in control;

•	the accelerated vesting of all outstanding unvested stock options held by Harleysville National Corporation officers and directors and the exchange of these stock options for options to purchase a number of shares of First Niagara, appropriately adjusted by the exchange ratio; and

•	rights of Harleysville National Corporation officers and directors to indemnification and directors’ and officers’ liability insurance.
Regulatory Approvals Required For the Merger (page __)
     The merger cannot be completed without the prior approval of the Office of Thrift Supervision and the non-objection of the Federal Reserve Board, which must issue a non-objection to First Niagara not registering as a bank holding company for the moment in time that it will hold Harleysville National Bank as a bank subsidiary. First Niagara is in the process of seeking these approvals. While First Niagara does not know of any reason why it would not be able to obtain the necessary approvals in a timely manner, First Niagara cannot assure you that these approvals and non-objections will occur or what the timing may be or that these approvals and non-objections will not be subject to one or more conditions that affect the advisability of the merger.
Conditions to the Merger (page __)
     Completion of the merger depends on a number of conditions being satisfied or waived, including the following:
•	Harleysville National Corporation shareholders must have adopted the merger agreement;

•	the representations and warranties of the parties to the merger agreement must be, subject to certain limited exceptions, true and correct except to the extent that the failure of the representations and warranties to be so true and correct do not have and are not reasonably expected to have, individually or in the aggregate, a material adverse effect on Harleysville National Corporation or First Niagara, as appropriate;

•	the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not cause a material adverse effect), including the Office of Thrift Supervision and all statutory waiting periods must have expired;

•	there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger illegal;

•	there must be no litigation, statute, law, regulation, order or decree by which the merger is restrained or enjoined;

•	First Niagara’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of First Niagara common stock to be issued to Harleysville National Corporation shareholders in the merger must have been approved for listing on the Nasdaq Global Select Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•	both First Niagara and Harleysville National Corporation must have received a legal opinion from their respective counsels that the merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•	all necessary third party consents shall have been obtained.
     Although we anticipate the closing will occur during the first quarter of 2010, because the satisfaction of certain of these conditions is beyond our control, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.
No Solicitation (page __)
     Subject to certain exceptions, Harleysville National Corporation has agreed not to initiate, solicit, induce or knowingly encourage any inquiries or the making of any proposal or offer from any third party relating to an acquisition of Harleysville National Corporation, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, however, the merger agreement provides that, under specified circumstances, in response to an unsolicited acquisition proposal or inquiry from a third party which, in the good faith judgment of the Harleysville National Corporation board of directors, is or reasonable likely to result in a proposal which is superior to the merger with First Niagara. Harleysville National Corporation may furnish information regarding Harleysville National Corporation and participate in discussions and negotiations with such third party.
Termination of the Merger Agreement (page __)
     First Niagara and Harleysville National Corporation may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Harleysville National Corporation shareholders have adopted it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by July 31, 2010, if the required regulatory approval is not received or if the shareholders of Harleysville National Corporation do not approve the merger. In addition, either party may terminate the merger agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within 30 days of the notice of breach (provided that the terminating party is not then in material breach of the merger agreement). First Niagara may also terminate the merger agreement if Harleysville National Corporation delinquent loans equal or exceed $350.0 million as of any month end prior to the closing date of the merger, excluding any month end after February 28, 2010. In addition, Harleysville National Corporation may terminate the merger agreement if First Niagara’s stock price falls below thresholds set forth in the merger agreement and First Niagara does not increase the exchange ratio pursuant to a prescribed formula or, under certain limited circumstances, if Harleysville National Corporation has received a proposal which its board of directors determines is superior to the merger with First Niagara.
Termination Fee (page __)
     If the merger is terminated pursuant to specified situations in the merger agreement (and Harleysville National Corporation accepts a “superior proposal,” as defined in the merger agreement, or enters into an acquisition proposal under certain circumstances), Harleysville National Corporation may be required to pay a termination fee to First Niagara of $10.0 million. Harleysville National Corporation agreed to this termination fee arrangement in order to induce First Niagara to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Harleysville National Corporation before the merger is completed.
Litigation Related to the Merger (page __)
     Certain litigation is pending in connection with the merger. See “The Merger—Litigation Related to the Merger.”
Comparison of Shareholders’ Rights (page __)
     The rights of Harleysville National Corporation shareholders who continue as First Niagara shareholders after the merger will be governed by Delaware law and the certificate of incorporation and bylaws of First Niagara rather than by Pennsylvania law and the certificate of incorporation and bylaws of Harleysville National Corporation.

SELECTED HISTORICAL FINANCIAL DATA FOR FIRST NIAGARA FINANCIAL GROUP,
INC. AND HARLEYSVILLE NATIONAL CORPORATION
First Niagara Financial Group, Inc. Selected Historical Financial and Other Data
     The following tables set forth selected historical financial and other data of First Niagara for the periods and at the dates indicated. The information as of and for the six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of management of First Niagara, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2009, are not necessarily indicative of a full year’s operations.

	As of or for the Six Months
	Ended June 30,		As of or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
			(In thousands, except per share data)
Selected financial condition data:
Total assets	$11,577,171	$9,074,502	$9,331,372	$8,096,228	$7,945,526	$8,064,832	$5,078,374
Loans, net	6,363,839	6,363,665	6,385,982	5,654,705	5,593,512	5,216,299	3,215,255
Securities available for sale:
Mortgage-backed	2,712,987	925,573	1,232,383	817,614	717,601	867,037	618,156
Other	626,884	364,165	340,718	399,550	342,821	737,851	551,973
Securities held to maturity (1)	398,049	—	—	—	—	—	—
Deposits	6,240,328	6,158,233	5,943,613	5,548,984	5,709,736	5,479,412	3,337,682
Borrowings	3,192,837	1,363,379	1,540,227	1,094,981	747,554	1,096,427	750,686
Shareholders’ equity	$1,918,579	$1,431,352	$1,727,263	$1,353,179	$1,387,197	$1,374,423	$928,162
Common shares outstanding	149,763	109,722	118,562	104,770	110,719	112,808	82,318
Preferred shares outstanding	—	—	184	—	—	—	—

Selected operations data:
Interest income	$216,613	$221,389	$441,138	$422,772	$415,830	$375,217	$224,578
Interest expense	64,038	94,718	172,561	198,594	169,349	125,067	68,476

Net interest income	152,575	126,671	268,577	224,178	246,481	250,150	156,102
Provision for credit losses	17,650	8,000	22,500	8,500	6,456	7,348	8,442

Net interest income after provision for credit losses	134,925	118,671	246,077	215,678	240,025	242,802	147,660
Noninterest income	57,234	58,903	115,735	131,811	111,218	90,663	51,866
Noninterest expense	131,232	114,101	228,410	222,466	211,851	188,206	120,850

Income before income taxes	60,927	63,473	133,402	125,023	139,392	145,259	78,676
Income taxes	21,385	21,581	44,964	40,938	47,533	52,400	26,859

Net income	39,542	41,892	88,438	84,085	91,859	92,859	51,817
Preferred stock dividend and accretion	12,046	—	1,184	—	—	—	—

Net income available to common shareholders	$27,496	$41,892	$87,254	$84,085	$91,859	$92,859	$51,817

Stock and related per share data:
Earnings per common share(2):
Basic	$0.22	$0.40	$0.81	$0.82	$0.86	$0.85	$0.66
Diluted	0.22	0.40	0.81	0.81	0.85	0.84	0.65
Cash dividends	0.28	0.28	0.56	0.54	0.46	0.38	0.30
Book value	13.11	13.51	15.02	13.41	12.99	12.65	11.86
Market Price (NASDAQ: FNFG):
High	16.32	15.00	22.38	15.13	15.43	15.16	15.78
Low	9.48	9.98	9.98	11.15	13.38	12.05	11.49
Close	$11.42	$12.86	$16.17	$12.04	$14.86	$14.47	$13.95
(footnotes on following page)

	As of or for the Six Months
	Ended June 30,		As of or for the Years Ended December 31,
	2009(3)	2008(3)	2008	2007	2006	2005	2004
	(Dollars and share amounts in thousands, except per share data)
Selected financial ratios and other data:
Performance ratios (2):
Return on average assets	0.81%	0.95%	0.99%	1.05%	1.14%	1.18%	1.05%
Return on average equity	3.25	5.95	5.99	6.24	6.67	6.76	5.59
Net interest rate spread	3.31	3.05	3.19	2.84	3.20	3.46	3.38
Net interest margin	3.62	3.42	3.55	3.33	3.61	3.75	3.66
As a percentage of average assets:
Noninterest income (4)	0.58%	0.67%	1.29%	1.45%	1.39%	1.15%	1.05%
Noninterest expense	1.33	1.29	2.55	2.78	2.64	2.40	2.44

Net overhead	0.75	0.62	1.26	1.33	1.25	1.25	1.39
Efficiency ratio(4)	62.55	61.49	59.43	65.47	59.23	55.22	58.11
Dividend payout ratio	127.27%	70.00%	69.14%	65.85%	53.49%	44.71%	45.45%

Capital ratios:
Total risk-based capital(5)	12.21%	11.30%	12.72%	11.35%	12.16%	12.26%	17.65%
Tier 1 risk-based capital(5)	11.02	10.08	11.48	10.10	10.91	11.01	16.40
Tier 1 (core) capital(5)	7.13	7.61	8.47	7.54	7.73	7.56	11.40
Tangible capital(5)	7.13	7.61	8.47	7.54	7.73	7.56	11.40
Ratio of shareholders’ equity to total assets	16.57	15.77	18.51	16.71	17.46	17.04	18.28
Ratio of tangible common shareholders’ equity to tangible assets	10.54%	7.56%	8.96%	8.21%	8.88%	8.40%	12.31%

Asset quality ratios:
Total nonaccruing loans	$52,297	$34,393	$46,417	$28,054	$15,528	$21,930	$12,028
Other nonperforming assets	5,758	1,414	2,001	237	632	843	740
Allowance for credit losses	82,542	75,128	77,793	70,247	71,913	72,340	41,422
Net loan charge-offs	$12,901	$6,009	$17,844	$10,084	$6,883	$7,114	$7,090
Total nonaccruing loans to total loans	0.81%	0.53%	0.72%	0.49%	0.27%	0.41%	0.37%
Total nonperforming assets as a percentage of total assets	0.50	0.39	0.52	0.35	0.20	0.28	0.25
Allowance for credit losses to nonaccruing loans	157.83	218.44	167.60	250.40	463.12	329.87	344.38
Allowance for credit losses to total loans	1.28	1.17	1.20	1.23	1.27	1.37	1.27
Net charge-offs to average loans	0.40%	0.26%	0.28%	0.18%	0.12%	0.14%	0.23%

Other data:
Number of banking centers	113	114	114	110	119	118	71
Full time equivalent employees	2,034	1,892	1,909	1,824	1,922	1,984	1,200

(1)	All securities held to maturity are mortgage-backed securities.

(2)	Computed using daily averages.

(3)	Annualized where appropriate.

(4)	Excluded gain on branch sales and loss on sale of securities available for sale.

(5)	Ratios presented for First Niagara Bank.

Harleysville National Corporation Selected Historical Financial Data
     The following tables set forth selected historical financial data of Harleysville National Corporation for the periods and at the dates indicated. The information at and for the six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of management of Harleysville National Corporation, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2009, are not necessarily indicative of a full year’s operations.

	(Unaudited)
	Six Months Ended
	June 30,		Year Ended December 31,
	2009(1)(2)	2008	2008(2)	2007(3)	2006(4)	2005	2004(5)
			(Dollars in thousands, except per share information)
Income and expense
Interest income	$123,683	$101,769	$206,294	$194,561	$178,941	$151,739	$127,729
Interest expense	54,926	52,373	102,154	112,127	95,768	64,618	42,638
Net interest income	68,757	49,396	104,140	82,434	83,173	87,121	85,091
Provision for loan losses	39,121	5,067	15,567	10,550	4,200	3,401	2,555
Net interest income after provision for loan losses	29,636	44,329	88,573	71,884	78,973	83,720	82,536
Noninterest income	37,870	22,428	46,217	43,338	45,348	29,990	28,158
Noninterest expense	291,371	48,176	104,622	81,355	70,830	62,479	59,561
(Loss) income before income taxes	(223,865)	18,581	30,168	33,867	53,491	51,231	51,133
Income tax (benefit) expense	(5,957)	3,950	5,075	7,272	14,076	12,403	12,566
Net (loss) income	$(217,908)	$14,631	$25,093	$26,595	$39,415	$38,828	$38,567
Per share information(6)
Basic (loss) earnings	$(5.06)	$0.47	$0.78	$0.91	$1.36	$1.34	$1.35
Diluted (loss) earnings	(5.06)	0.46	0.78	0.90	1.34	1.32	1.31
Cash dividends paid	0.11	0.40	0.80	0.80	0.75	0.72	0.65
Book value	$5.77	$10.45	$11.05	$10.83	$10.18	$9.48	$9.34
Basic average common shares outstanding	43,035,945	31,352,922	32,201,150	29,218,671	28,946,847	28,891,412	28,505,392
Diluted average common shares outstanding	43,035,945	31,522,029	32,364,137	29,459,898	29,353,128	29,490,216	29,465,613
Average balance sheet
Loans	$3,588,754	$2,477,569	$2,585,101	$2,123,170	$2,014,420	$1,900,023	$1,625,419
Investments	1,204,278	1,036,534	1,037,112	944,464	925,635	903,063	941,910
Other interest-earning assets	271,136	57,485	48,474	72,087	79,670	51,740	41,064
Total assets	5,592,855	3,873,929	3,997,972	3,371,304	3,229,224	3,039,186	2,773,405
Deposits	4,092,223	2,938,788	3,004,070	2,557,546	2,469,514	2,259,831	2,094,998
Borrowed funds	936,038	526,932	586,088	471,296	434,938	456,599	372,141
Shareholders’ equity	479,406	339,355	336,654	298,393	281,847	272,974	251,963
Balance sheet at period-end
Loans	$3,439,267	$2,501,968	$3,685,244	$2,460,823	$2,047,355	$1,985,493	$1,845,802
Investments	1,110,123	1,014,134	1,231,661	982,915	911,889	901,208	943,563
Other interest-earning assets	360,053	28,485	27,221	135,473	62,975	37,455	56,291
Total assets	5,210,327	3,882,232	5,490,509	3,903,001	3,249,828	3,117,359	3,024,515
Deposits	3,998,155	2,865,148	3,938,432	2,985,058	2,516,855	2,365,457	2,212,563
Borrowed funds	872,553	612,595	990,498	508,285	389,495	439,168	488,182
Shareholders’ equity	248,685	327,910	474,707	339,310	294,751	273,232	270,532
Performance ratios
Return on average assets	(7.86)%	0.76%	0.63%	0.79%	1.22%	1.28%	1.39%
Return on average equity	(91.66)	8.67	7.45	8.91	13.98	14.22	15.31
Average equity to average assets	8.57	8.76	8.42	8.85	8.73	8.98	9.08
Dividend payout ratio	(2.15)	85.72	100.06	88.82	55.26	53.41	48.16
Net interest margin	2.90	2.99	3.04	2.82	2.95	3.27	3.55
Asset Quality Ratios
Nonperforming loans to total loans	4.06%	1.54%	2.12%	0.90%	0.87%	0.42%	0.31%
Net charge offs to average loans outstanding	1.05	0.10	0.23	0.36	0.14	0.10	0.16
Allowance for loan losses to total loans	2.05	1.25	1.36	1.11	1.03	1.00	1.00
Allowance for loan losses to nonperforming loans	51.5	82.1	65.00	124.5	119.9	238.2	324.6

(1)	The results of operations include a non-cash goodwill impairment charge of $214.5 million during the second quarter of 2009 resulting from the decrease in the market value of Harleysville National Corporation’s common stock.

(2)	The results of operations include the acquisition of Willow Financial Bancorp, Inc. effective December 5, 2008.

(3)	The results of operations include the acquisition of East Penn Financial Corporation effective November 16, 2007 and the sale lease-back of bank properties during the fourth quarter of 2007.

(4)	The results of operations include the acquisition of the Cornerstone Companies effective January 1, 2006 and the sale of the Bank’s Honesdale branch effective November 10, 2006.

(5)	The results of operations include the acquisition of Millennium Bank effective April 30, 2004.

(6)	Adjusted for a five percent stock dividend effective September 15, 2006, September 15, 2005 and September 15, 2004.

RECENT DEVELOPMENTS
The following is a discussion of certain unaudited financial information of First Niagara Financial Group, Inc. from June 30, 2009 to August 31, 2009.
     Results during the two month period ended August 31, 2009 reflect similar trends as those experienced during the first six months of 2009. At August 31, 2009, First Niagara had total assets of $12.4 billion, deposits of $6.2 billion and shareholders’ equity of $1.9 billion. Financial highlights for the two month period ended August 31, 2009 include the following:
•	Total commercial loans increased $65.2 million, or 10% annualized, since June 30, 2009 reflecting First Niagara’s continued strategic focus on this portfolio and decreased competition as larger banks and nonbank entities face liquidity and capital issues.

•	Residential mortgage loans decreased $60.0 million, or 20% annualized, since June 30, 2009 as declining interest rates have increased loan refinancing activity, including loans held by other financial institutions. However, consumer preference continues to be for long-term fixed rate products which First Niagara does not hold in its portfolio, which has led to the decrease in residential mortgage loan balances. Residential real estate loan originations for the two month period ended August 31, 2009 amounted to $104.2 million.

•	Core deposits increased $204.2 million, or 27% annualized, since June 30, 2009 and now represent 75% of total deposits, indicative of customer preferences for short term products and First Niagara’s focus on building its lower cost, relationship based deposit customers.

•	First Niagara’s investment securities portfolio increased by $783.9 million to $4.5 billion at August 31, 2009, reflecting its strategy of utilizing low cost, short-term borrowings to pre-buy interest earning assets in anticipation of receiving $3.1 billion in cash in its acquisition of NatCity Branches. First Niagara’s portfolio remains a highly stable source of liquidity to fund loan growth with an expected average life ranging from two to three years.

•	Total borrowings increased $828.2 million to $4.0 billion at August 31, 2009 from June 30, 2009, which were utilized to fund First Niagara’s strategy of pre-buying interest earning assets. Upon the September 4, 2009 closing of the Branch Acquisition, First Niagara repaid $2.7 billion of short-term borrowings with a portion of the cash it received.

•	First Niagara’s tax equivalent net interest rate margin increased 11 basis points to 3.74% for the two months ended August 31, 2009 as compared to the quarter ended June 30, 2009. First Niagara utilized low cost, short-term borrowings to fund its strategy of pre-buying interest earning assets, resulting in a 110 basis point decrease in the rates on its borrowings. This, coupled with their product mix shifting from maturing higher costing certificates of deposit accounts to lower rate money market and core deposit accounts, resulted in a 43 basis point decrease in the rates First Niagara paid on interest bearing liabilities. For the two months ended August 31, 2009 First Niagara’s net interest income was $64.7 million.

•	Nonperforming loans increased from $52.3 million, or 0.81% of total loans, at June 30, 2009 to $59.1 million, or 0.92% of total loans, at August 31, 2009, primarily as the result of one relationship in First Niagara’s commercial business portfolio. At August 31, 2009, the allowance for credit losses represented 1.27% of total loans as compared to 1.28% at June 30, 2009, while the allowance for credit losses as a percentage of nonperforming loans decreased to 139% at August 31, 2009, compared to 158% at June 30, 2009.

•	First Niagara’s efficiency ratio improved to 55.8% for the two months ended August 31, 2009 as compared to 62.6% for the quarter ended June 30, 2009, a reflection of its increasing net interest income.

•	All capital ratios of First Niagara Bank remained above the “well-capitalized” level.
     Unless otherwise indicated, the discussion set forth above does not include the effects of the Branch Acquisition, which closed on September 4, 2009. First Niagara’s third quarter results will include approximately $31.3 million in one-time expenses associated with the Branch Acquisition.

THE ACQUISITION OF NATIONAL CITY BRANCH LOCATIONS
     The following discussion of the Branch Acquisition is qualified in its entirety by reference to, and should be read in conjunction with, the information included elsewhere in this document and in the documents incorporated herein by reference.
Background of the Branch Acquisition
     On April 6, 2009, First Niagara Bank entered into a Purchase and Assumption Agreement with NatCity and PNC pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities of 57 NatCity Branches in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. The Federal Reserve and the DOJ required NatCity to divest these and other branch locations in connection with the merger of PNC and NatCity’s former parent company, National City Corporation.
     Concurrently with the Purchase and Assumption Agreement, First Niagara entered into a Securities Purchase Agreement with PNC and NatCity pursuant to which it had the right to require PNC to purchase shares of its common stock having an aggregate purchase price not to exceed $75.0 million, and to require NatCity to purchase up to $150.0 million of its 12% Senior Notes due in 2014, less the amount of common stock purchased.
     On September 4, 2009, First Niagara Bank completed the Branch Acquisition, and assumed $3.9 billion of deposit liabilities and acquired $756.9 million of performing loans and $3.1 billion in cash, as well as the real and personal property associated with the NatCity Branches. Concurrent with the closing of the Branch Acquisition, First Niagara elected to have NatCity purchase $150.0 million of its 12% Senior Notes due in 2014.
Description of the Branch Acquisition
     First Niagara Bank has assumed approximately $3.9 billion of deposit liabilities from NatCity, including certificates of deposit, interest-bearing savings and checking accounts, money market accounts and noninterest-bearing accounts. The deposit liabilities assumed include liabilities associated with an acquired branch that were initially opened at such branch or that were moved to such branch at the request of a customer.
     The following table provides information regarding the deposits assumed by First Niagara Bank in connection with the Branch Acquisition, as of September 4, 2009, with estimated weighted average interest rate information.

	Balance	Rate
	(in thousands)
Savings	$124,072	0.25%
Interest-bearing checking	549,316	0.11
Money market deposit accounts	750,061	0.95
Noninterest-bearing	728,666	—
Certificates	1,741,584	3.85

Total deposits	$3,893,699	1.93%

     As a result of the Branch Acquisition, First Niagara Bank has the third largest deposit market share in the Pittsburgh banking market and the fifth largest deposit market share in the Erie banking market, in each case based on deposit data as of June 30, 2008 (the most recent deposit data published by the Federal Deposit Insurance Corporation (“FDIC”)), as adjusted to exclude home office deposits.

     First Niagara Bank acquired approximately $756.9 million in loans, approximately 72%, or $548.1 million, of which are commercial loans, 19%, or $141.5 million, of which are commercial real estate loans and 9%, or $67.3 million, of which are consumer loans. First Niagara Bank did not acquire any subprime, residential mortgage, home equity, or shared national credit loans. First Niagara Bank generally did not receive any loans that have a delinquency status of greater than 30 days as of closing.
     The following table highlights the loans acquired by First Niagara Bank in connection with the Branch Acquisition by type and includes estimated weighted average interest rate.

	Balance	Rate
	(in thousands)
Commercial real estate	$141,499	6.4%
Commercial business	548,072	4.4
Consumer	67,350	9.8

Total loans	$756,921	5.3%

     First Niagara Bank also assumed the duties, obligations and liabilities of NatCity under all property leases relating to, or incident to the real or personal property owned by, the NatCity Branches, any leases with tenants of the NatCity Branches and certain other obligations of the NatCity Branches.
     First Niagara Bank acquired the cash on hand of the NatCity Branches, as well as the real and personal property owned by the branches (except computer equipment and software) and the rights of the branches under any acquired loans, leases, safe deposit agreements, relationship accounts or records.
     First Niagara Bank hired approximately 500 former NatCity employees as a result of the Branch Acquisition, including certain relationship managers located in the Pittsburgh and Erie, Pennsylvania banking markets and several district sales executives.
     Payment of the premium on the assumed NatCity deposits, as well as the purchase price for the acquired loans and other NatCity Branch assets, has been made through an appropriate reduction of the cash received to fund the deposits assumed by First Niagara Bank. First Niagara Bank received a cash settlement amount of approximately $3.1 billion from NatCity, including acquired cash on hand. This amount represents the difference between (i) the deposit liabilities assumed of approximately $3.9 billion plus accrued interest payable and (ii) the total of the following items:
•	a deposit premium of approximately $52.1 million, or 1.3% of the average daily balance, including accrued interest, of the assumed deposit liabilities for the thirty calendar day period ending on and including the second business day prior to the closing date;

•	the aggregate net book value of all of the acquired assets (including loans), other than cash on hand and owned real property, as reflected on NatCity’s books as of the month-end preceding the closing date;

•	accrued interest on the acquired loans; and

•	the appraised value of the acquired owned real property.

Benefits of the Branch Acquisition
     The following summarizes what First Niagara believes are the anticipated benefits of the Branch Acquisition:
•	The Branch Acquisition will result in earnings growth and strengthen its franchise. The Branch Acquisition and the associated NatCity investment are expected to result in a strong pro forma capital and liquidity position and to be accretive to earnings per share. Moreover, First Niagara believes that due to the enhanced earnings growth resulting from the Branch Acquisition, it will have a higher rate of annual capital generation than it would have if it did not complete the Branch Acquisition. This enhanced level of capital generation will offset the initial dilution of tangible book value per share.

•	The Branch Acquisition enabled First Niagara Bank to acquire deposits in the Pittsburgh, Erie and Warren, Pennsylvania banking markets, markets which First Niagara believes are comparable in terms of deposit market size (excluding home office deposits) to the markets it currently serves. First Niagara believes that its expansion into these new markets constitutes a logical extension of its existing geographic service area, in particular, given that the demographics of these new markets, in terms of such criteria as median age, per capita income and population trends, are comparable to the demographics of most of its existing Upstate New York markets.

•	The size of the Branch Acquisition, in terms of loans acquired, deposit liabilities assumed, and the number of banking locations acquired, provides First Niagara Bank with a substantial market presence in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. In the Pittsburgh banking market, for example, in terms of deposit market share and based on June 30, 2008 deposit data and after exclusion of home office deposits, First Niagara Bank will rank third. In the Erie banking market, in terms of deposit market share and based on June 30, 2008 deposit data, First Niagara Bank will rank fifth.

•	First Niagara’s size relative to its competitors—smaller than large national banks, but significantly larger than the small local banks currently serving the target market in Pittsburgh, Erie and Warren, Pennsylvania—provides First Niagara Bank with a strategic advantage in serving a segment of the market that desires both personalized attention and access to a broad array of financial products and services offered at competitive prices. First Niagara believes that the customers of the NatCity Branches generally fit its customer profile and that the banking markets in which the NatCity Branches are located offer significant potential to expand its customer base. First Niagara believes that it will be able to compete effectively in its new market through its community banking structure, which combines a broad array of competitively priced financial products and services with a focus on personalized service, responsiveness to customer needs and decentralized decision-making featuring a local management team familiar with the local community. First Niagara’s retention of several NatCity relationship managers will enable First Niagara Bank to provide continuity of service to the customers of the NatCity Branches.

•	The $756.9 million loan portfolio acquired presents limited risk. The portfolio is performing with generally no loans greater than thirty days past due. The portfolio is an in-market seasoned portfolio and has been marked to fair value as of closing. Since First Niagara has recorded all acquired loans at their fair value as of the September 4, 2009 acquisition date ($39.6 million fair value adjustment, which includes both an interest rate component and a credit adjustment for estimated lifetime losses), First Niagara expects future additions to the allowance for credit losses related to such loans will be minimal unless the credit related fair value adjustment is determined to be significantly lower than actual credit losses related to conditions at the acquisition date.

•	The total acquired deposits of $3.9 billion have a favorable composition and present a re-pricing opportunity. First Niagara’s loan-to-deposits ratio was 103% as of June 30, 2009. On a pro forma basis giving effect to the Branch Acquisition, First Niagara’s loan-to-deposit ratio would be 70%. The $3.1 billion in cash acquired in the transaction will enhance its liquidity and support increased loan growth in the future. First Niagara believes the current macroeconomic environment is an opportune time to have excess liquidity.

•	The Branch Acquisition provides First Niagara Bank with the opportunity to expand its market for commercial real estate and grow its corporate and middle market business. First Niagara Bank believes that the commercial real estate sector is currently underserved in the Pittsburgh and Northwestern Pennsylvania markets. In addition, the middle market relationship managers who have joined First Niagara Bank as part of the Branch Acquisition and the loans and deposits associated with the middle market relationship managers offer it a significant platform for long-term growth and continuity of service to customers of the NatCity Branches. First Niagara Bank also believes that the Branch Acquisition provides similar opportunities to expand beyond its existing markets for other products and services, such as insurance and benefits services.

Unaudited Pro Forma Consolidated Financial Information Relating to the Branch Acquisition
     The following unaudited pro forma consolidated balance sheet has been derived from First Niagara’s historical consolidated balance sheet as of June 30, 2009, adjusted to give effect to the Branch Acquisition that was completed September 4, 2009, the September 30, 2009 underwritten public stock offering, and the proceeds from the issuance of the 12% Senior Notes due in 2014 to NatCity in connection with the Branch Acquisition, as though such transactions had occurred on June 30, 2009. The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that would have been achieved had the transactions reflected therein occurred on such date. The unaudited pro forma consolidated balance sheet also does not purport to project First Niagara’s consolidated balance sheet for any future period. The fair value adjustments contained in the pro forma consolidated financial data are preliminary estimates. As such, final fair value adjustments could differ significantly.

		NatCity Acquisition
					Net Proceeds
					from Debt
	First Niagara				Issuance to	First Niagara
	Financial Group,	Assets Acquired	Pro Forma		NatCity and	Financial
	Inc.	and Liabilities	Acquisition		Stock	Group, Inc. Pro
	Historical	Assumed(1)	Adjustments		Issuance(9)	Forma
	(in thousands)
Assets:
Cash and cash equivalents	$169,072	$3,114,844	$(3,190,220	) (2)	$591,485	$685,181
Securities available for sale	3,339,871	—	1,398,251	(2)	—	4,738,122
Securities held to maturity	398,049	—	—		—	398,049
Loans and leases	6,446,381	756,921	(39,593	) (3)	—	7,163,709
Less: Allowance for credit losses	82,542	—	—		—	82,542

Net loans and leases	6,363,839	756,921	(39,593)		—	7,081,167
Bank-owned life insurance	129,790	—	—		—	129,790
Premises and equipment, net	112,105	26,731	20,938	(4)	—	159,774
Goodwill	749,028	—	130,080	(5)	—	879,108
Core deposit and other intangibles, net	32,019	—	29,800	(6)	—	61,819
Other assets	283,398	1,957	5,450		—	290,805

Total assets	$11,577,171	$3,900,453	$(1,645,294)		$591,485	$14,423,815

Liabilities and Shareholder’s Equity:
Savings	$805,646	$124,072	$—		$—	$929,718
Interest-bearing checking	522,977	549,316	—		—	1,072,293
Money market deposit accounts	2,375,493	750,061	—		—	3,125,554
Noninterest-bearing	761,160	728,666	—		—	1,489,826
Certificates of deposit	1,775,052	1,741,584	68,003	(7)	—	3,584,639

Total deposits	6,240,328	3,893,699	68,003		—	10,202,030
Short-term borrowings	2,450,501	—	(1,700,000	) (2)	—	750,501
Long-term borrowings	729,964	—	—		150,000	879,964
Subordinated debt	12,372	—	—		—	12,372
Other liabilities	225,427	6,754	5,629		—	237,810

Total liabilities	9,658,592	3,900,453	(1,626,368)		150,000	12,082,677
Shareholders’ equity	1,918,579	—	(18,926	) (8)	441,485	2,341,138

Total liabilities and shareholders’ equity	$11,577,171	$3,900,453	$(1,645,294)		$591,485	$14,423,815

(1)	Represents the assets acquired and liabilities assumed in the Branch Acquisition. Historical financial statements are not required because the assets acquired and liabilities assumed do not constitute a business which has continuity both before and after the transaction.

(2)	The majority of cash received in the Branch Acquisition is expected to be invested in securities available for sale, with a portion of the cash available to fund potential deposit run-off as well as to repay short-term borrowings.

(3)	The purchase accounting adjustment on loans and leases relates to the estimated fair value adjustment, which includes both an interest rate component and a credit adjustment for estimated lifetime losses.

(4)	The pro forma adjustment includes anticipated capital expenditures.

(5)	The pro forma adjustment results from recording the acquired assets and liabilities at estimated fair value. These adjustments are preliminary and are subject to change.

(6)	Represents the estimated fair value of the core deposit intangible asset (approximately 1.4% of core deposits) associated with deposit liabilities assumed.

(7)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(8)	The pro forma adjustment reflects after-tax integration expenses, primarily professional, legal, conversion related expenditures and a charitable contribution to First Niagara Bank Foundation in an effort to maintain an appropriate level of charitable giving in Western Pennsylvania.

(9)	Issuance of $150.0 million of 12% Senior Notes due in 2014 to NatCity and 38,341,000 shares of common stock in an underwritten public stock offering.

Impact of the Branch Acquisition on Operating Performance
     Historical financial statements for the branches acquired are not required and are not available because the Branch Acquisition does not represent the acquisition of a business which has continuity both before and after the acquisition. Accordingly, First Niagara Financial Group, Inc. is not providing pro forma income statement information with respect to the Branch Acquisition. However, the following discussion represents its current assessment of the incremental impact of the Branch Acquisition on its operating performance. Numerous factors, including factors outside its control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As such, there can be no assurance that the effects of the Branch Acquisition will meet its expectations.
     Significant Assumptions. In addition to the assumptions stated below, First Niagara made the following assumptions in arriving at the current assessment of the incremental impact of the Branch Acquisition on its operating performance discussed in this prospectus supplement: (i) the outlook for regional and national economic conditions and interest rates will remain relatively stable, (ii) although First Niagara will continue to be headquartered in Western New York, customers located in the markets served by the NatCity Branches have similar needs and desires as its current customers in its New York markets, namely a locally managed community bank, (iii) run-off of non-certificate deposits to be acquired in the Branch Acquisition will occur shortly following consummation of the Branch Acquisition and run-off of certificates of deposit will occur at their scheduled maturity dates, (iv) First Niagara will be able to re-price the deposits from the Branch Acquisition to rates more consistent with both current market rates and First Niagara Bank’s existing rates and (v) the cost to operate the NatCity Branches will be consistent with its current expectations. While First Niagara believes these assumptions and the other assumptions stated throughout this section are reasonable, there can be no assurance that actual results will be consistent with these assumptions.
     Net Interest Income. The cash from the Branch Acquisition will be used to fund investment securities purchases and additional loan growth. First Niagara anticipates that the investment securities it purchases will be comprised primarily of agency-backed mortgage-backed securities and collateralized mortgage obligations.
     First Niagara anticipates the loan balance at the NatCity Branches to grow at a rate of approximately $150 million to $200 million per year over the first two to three years. New loan originations will primarily be in a combination of commercial and industrial loans along with commercial real estate loans.
     The composition of the investment portfolio and its ability to provide a competitive yield while not compromising First Niagara’s asset/liability management, liquidity, credit, and investment policies and characteristics is an important component of the Branch Acquisition. First Niagara anticipates the investment portfolio will be comprised primarily of agency-backed mortgage-backed securities and collateralized mortgage obligations. First Niagara has initially received approximately $3.1 billion of cash, of which $2.7 billion was used to repay short-term borrowings which had been utilized to purchase interest earning assets, and the balance will be invested in securities comprised primarily of agency-backed mortgage-backed securities and collateralized mortgage obligations and to fund loan growth.
     The impact of the Branch Acquisition on interest expense is expected to include interest expense of the NatCity Branches’ deposits, which had an average cost of approximately 1.9% at September 4, 2009. First Niagara also expects to benefit from lowering the NatCity Branches’ weighted average interest costs to reflect deposit pricing more consistent with competitors in the Pittsburgh, Erie and Warren, Pennsylvania banking markets, as well as First Niagara Bank’s existing branches in Upstate New

York. This deposit repricing plan is the primary reason it expects deposit run-off in the NatCity Branches’ deposit portfolio.
     First Niagara believes that it offers comparable products and services to those offered by NatCity, and that it will in fact be able to provide a similar level of personal service. While there will be run-off following the Branch Acquisition, First Niagara believes that once they have had an opportunity to demonstrate their level of service to the customers of the NatCity Branches and the surrounding communities, deposits will begin to grow steadily. For purposes of its analysis of the Branch Acquisition, First Niagara has projected deposit growth of 4% annually after adjusting for initial deposit run-off.
     First Niagara expects the net interest margin of the NatCity Branches to be in a range of 2.25% to 2.75%. This range will depend on the prevailing level of interest rates, the yields it earns on the existing loan portfolio and new originations, the rates it pays on the existing deposit portfolio and new deposits, and the yields it earns on the securities portfolio.
     Provision for Credit Losses. Since First Niagara has recorded all acquired loans at their fair value on the acquisition date, it expects future additions to the allowance for credit losses related to such loans will be minimal for the foreseeable future to the extent that the estimates of fair value are accurate. Under the terms of the Purchase and Assumption Agreement, First Niagara Bank generally did not receive any loans 30 days or more delinquent. New loans originated will have reserves created consistent with First Niagara Bank’s credit policies. After the Branch Acquisition, actual provision expenses will be based on numerous factors, including the state of the national and regional economies, local real estate values, and trends in its nonperforming loans, delinquencies and charge-offs, and may be higher or lower than its current expectations.
     Noninterest Income. While actual results will be based on numerous factors, many of which are not in its control and, therefore, no assurances can be given, First Niagara believes that over time approximately 30% of its total net revenue related to the NatCity Branches (defined as net interest income plus noninterest income) could be derived from noninterest income. Additional noninterest income could be generated through insurance sales, investment product sales, employee benefits consulting and lending activities; however, only a small part of this income has been included in First Niagara’s assessment of the incremental impact of the Branch Acquisition on its operating performance.
     Noninterest Expense. First Niagara believes that it will be able to operate the NatCity Branches with a cash efficiency ratio (that is, noninterest expense less amortization of intangibles divided by the sum of net interest income and noninterest income) of approximately 55%. First Niagara expects the cash operating expenses to be a combination of the following: (i) the cost to operate each individual branch, which is a combination of branch employees and other standard branch maintenance functions, (ii) FDIC deposit insurance premiums, (iii) expenses associated with the centralization of support functions and costs incurred to expand and enhance the services, products and support provided to the NatCity Branches’ customers and (iv) marketing expenses to develop strong brand awareness in the markets in and around the NatCity Branches.
     In addition, First Niagara has recorded non-cash charges associated with amortization of the core deposit intangible and depreciation of capitalized one-time expenses. The core deposit intangible resulting from the Branch Acquisition will be amortized utilizing the sum-of-the-years-digits method over a period of approximately ten years for GAAP purposes and the straight-line method over fifteen years for tax purposes. The core deposit intangible is expected to be 1.4% of core deposits. In addition, depreciation expense associated with capitalizable expenses for technology investments and signage are expected to be approximately $1.5 million to $2.5 million per year.
     There will be approximately $31.3 million of pre-tax integration expenses that cannot be capitalized and will impact First Niagara’s reported earnings in the second half of 2009.

     Income Taxes. First Niagara estimates that the marginal tax rate that results from the NatCity Branches will be approximately 40%. The goodwill generated by the transaction will be deducted for tax purposes over 15 years utilizing the straight line method.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION RELATING
TO THE BRANCH ACQUISITION AND THE HARLEYSVILLE ACQUISITION
     The following table shows information about its consolidated financial condition and operations, including per share data, after giving effect to the Branch Acquisition, the underwritten public stock offering and the proposed merger with Harleysville National Corporation. The table sets forth the information as if the transactions had become effective on June 30, 2009, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data. The fair value adjustments contained in the unaudited pro forma condensed consolidated financial information are preliminary estimates based on data as of June 30, 2009. Final fair value adjustments will be determined as of the closing date and could differ significantly. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of First Niagara and Harleysville National Corporation incorporated by reference in this document.
     In December 2007, the Financial Accounting Standards Board issued revised guidance under ASC 805, “Business Combinations,” effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which retains the fundamental requirements in prior guidance, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.
     This new guidance revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date. Under this new guidance all loans are transferred at fair value, including adjustments for credit, and no allowance for credit losses is carried over. In addition, the new guidance nullifies Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” and requires costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC 420, “Exit or Disposal Cost Obligations,” as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.
     While the recording of the acquired loans and leases at their estimated fair value, as required by the new guidance will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 2008 and for the six months ended June 30, 2009, First Niagara assumed no adjustments to the historic amount of Harleysville National Corporation’s provision for credit losses. If such an adjustment were estimated, there may be a reduction in the historic amounts of Harleysville National Corporation’s provision for credit losses, and that adjustment could be significant.
     First Niagara anticipates that the merger with Harleysville National Corporation will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition
As of June 30, 2009

		First Niagara
		Financial
		Group, Inc.	Harleysville Merger
		Pro Forma					First
	First Niagara	with NatCity	Assets				Niagara
	Financial	Branch	Acquired and		Pro Forma		Financial
	Group, Inc.	Acquisition and	Liabilities		Acquisition		Group, Inc.
	Historical	Stock Issuance	Assumed(1)		Adjustments		Pro Forma
			(in thousands)
Assets:
Cash and cash equivalents	$169,072	$685,181	$414,060		$(42,166)		$1,057,075
Securities available for sale	3,339,871	4,738,122	1,032,304		—		5,770,426
Securities held to maturity	398,049	398,049	33,363		—		431,412
Loans and leases	6,446,381	7,163,709	3,439,267		(243,388	)(3)	10,359,588
Less: Allowance for credit losses	82,542	82,542	70,341		(70,341)		82,542

Net loans and leases	6,363,839	7,081,167	3,368,926		(173,047)		10,277,046
Bank-owned life insurance	129,790	129,790	—		—		129,790
Premises and equipment, net	112,105	159,774	50,027		22,225	(4)	232,026
Goodwill	749,028	879,108	27,031		81,860	(5)	987,999
Core deposit and other intangibles, net	32,019	61,819	24,424		47,421	(6)	133,664
Other assets	283,398	290,805	260,192	(2)	46,081	(7)	597,078

Total assets	$11,577,171	$14,423,815	$5,210,327		$(17,626)		$19,616,516

Liabilities and Shareholders’ Equity:
Savings	$805,646	$929,718	$317,196		$—		$1,246,914
Interest-bearing checking	522,977	1,072,293	597,831		—		1,670,124
Money market deposit accounts	2,375,493	3,125,554	991,476		—		4,117,030
Noninterest-bearing	761,160	1,489,826	517,108		—		2,006,934
Certificates of deposit	1,775,052	3,584,639	1,574,544		14,000	(8)	5,173,183

Total deposits	6,240,328	10,202,030	3,998,155		14,000		14,214,185
Short-term borrowings	2,450,501	750,501	84,183		—		834,684
Long-term borrowings	729,964	879,964	694,586		—		1,574,550
Subordinated debt	12,372	12,372	93,784		—		106,156
Other liabilities	225,427	237,810	90,934		—		328,744

Total liabilities	9,658,592	12,082,677	4,961,642		14,000		17,058,319
Shareholders’ equity	1,918,579	2,341,138	248,685		(31,626	)(9)	2,558,197

Total liabilities and shareholders’ equity	$11,577,171	$14,423,815	$5,210,327		$(17,626)		$19,616,516

(1)	Represents the assets acquired and liabilities assumed in the merger with Harleysville National Corporation.

(2)	Accrued interest receivable on the loans acquired is included in other assets. Accrued interest receivable is not considered to be material to this unaudited pro forma combined condensed consolidated statement of financial condition.

(3)	The purchase accounting adjustment on loans relates to the estimated fair value adjustment, which includes both an interest rate component and a credit adjustment for estimated lifetime losses.

(4)	The pro forma adjustment includes anticipated capital expenditures.

(5)	The pro forma adjustment results from recording the acquired assets and liabilities at fair value. These adjustments are preliminary and are subject to change. The final adjustments will be calculated when the merger is effective and may be materially different than those presented here.

(6)	Represents the estimated fair value of the core deposit intangible asset associated with deposit liabilities assumed.

(7)	The pro forma adjustment represents the net deferred tax asset associated with the fair value adjustments related to the acquired assets and liabilities.

(8)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(9)	The pro forma adjustment represents the net impact of the issuance of First Niagara common stock in connection with the merger, the elimination of Harleysville National Corporation shareholders’ equity, the after-tax integration expenses (approximately $19.9 million), primarily professional, legal and conversion related expenditures and a charitable contribution to First Niagara Bank Foundation in an effort to maintain an appropriate level of charitable giving in southeastern Pennsylvania.

Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Six Months Ended June 30, 2009(1)

	First Niagara	Harleysville
	Financial	National	Pro forma
	Group, Inc	Corporation	Acquisition		Pro forma
	Historical	Historical	Adjustments		Combined
	(in thousands, except per share amounts)
Interest Income:
Loans and leases	$173,886	$94,189	$(6,330	)(2)	$261,745
Investment securities and other	42,727	29,494	(1,800	)(2)	70,421

Total interest income	216,613	123,683	(8,130)		332,166
Interest expense:
Deposits	39,893	40,135	(3,000	)(2)	77,028
Borrowings	24,145	14,791	—		38,936

Total interest expense	64,038	54,926	(3,000)		115,964

Net interest income	152,575	68,757	(5,130)		216,202
Provision for credit losses	17,650	39,121	—		56,771

Net interest income after provision for credit losses	134,925	29,636	(5,130)		159,431

Noninterest income:
Banking services	20,023	8,498	—		28,521
Insurance and benefits consulting	25,712	—	—		25,712
Wealth management services	4,052	9,297	—		13,349
Bank-owned life insurance	2,630	1,548	—		4,178
Gain on sales of investment securities, net	—	6,897	—		6,897
Other-than-temporary impairment losses (“OTTI”) on available for sale securities	(162)	(9,305)	—		(9,467)
Portion of OTTI losses recognized in other comprehensive loss (before taxes)	—	7,431	—		7,431
Gain on mortgage banking sales, net	2,508	4,401	—		6,909
Other	2,471	9,103	—		11,574

Total noninterest income	57,234	37,870	—	(3)	95,104

Noninterest expense:
Salaries and employee benefits	68,432	38,270	—		106,702
Occupancy and equipment	12,613	11,006	—		23,619
Amortization of core deposit and other intangibles	3,738	1,644	7,184	(4)	12,566
Federal deposit insurance premiums	8,479	7,843	—		16,322
Goodwill impairment	—	214,536	—		214,536
Litigation settlement, net	2,845	—	—		2,845
Merger expenses	4,104	—	28,235	(5)	32,339
Other	31,021	18,072	5,000	(6)	54,093

Total noninterest expense	131,232	291,371	40,419	(7)	463,022

Income (loss) before income taxes	60,927	(223,865)	(45,549)		(208,487)
Income tax expense (benefit)	21,385	(5,957)	(18,220	)(8)	(2,792)

Net income (loss)	39,542	(217,908)	(27,329)		(205,695)
Preferred stock dividend	3,731	—	—		3,731
Accretion of preferred stock discount	8,315	—	—		8,315

Net income (loss) available to common shareholders	$27,496	$(217,908)	$(27,329)		$(217,741)

Earnings per common share:
Basic	$0.22	$(5.06)	$—		$(1.48)
Diluted	$0.22	$(5.06)	$—		$(1.47)
Weighted average common shares outstanding:
Basic	127,119	43,036	20,425	(9)	147,544
Diluted	127,485	43,036	20,425	(9)	147,910
(Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income follow on page 29)

Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2008(1)

	First Niagara	Harleysville
	Financial	National	Pro forma
	Group, Inc	Corporation	Acquisition		Pro forma
	Historical	Historical	Adjustments		Combined
	(in thousands, except per share amounts)
Interest Income:
Loans and leases	$377,037	$153,725	$(12,660	)(2)	$518,102
Investment securities and other	64,101	52,569	(3,600	)(2)	113,070

Total interest income	441,138	206,294	(16,260)		631,172

Interest expense:
Deposits	118,683	78,911	(6,000	)(2)	191,594
Borrowings	53,878	23,243	—		77,121

Total interest expense	172,561	102,154	(6,000)		268,715

Net interest income	268,577	104,140	(10,260)		362,457

Provision for credit losses	22,500	15,567	—		38,067

Net interest income after provision for credit losses	246,077	88,573	(10,260)		324,390

Noninterest income:
Banking services	40,082	13,515	—		53,597
Insurance and benefits consulting	49,733	—	—		49,733
Wealth management services	9,922	18,644	—		28,566
Bank-owned life insurance	5,449	2,777	—		8,226
Gain on sales of investment securities, net	—	2,642	—		2,642
Other-than-temporary impairment losses on available for sale securities	(700)	(1,923)	—		(2,623)
Other	11,249	10,562	—		21,811

Total noninterest income	115,735	46,217	—	(3)	161,952

Noninterest expense:
Salaries and employee benefits	134,195	56,108	—		190,303
Occupancy and equipment	24,915	14,533	—		39,448
Amortization of core deposit and other intangibles	8,824	4,208	14,368	(4)	27,400
Merger expenses	—	3,430	28,235	(5)	31,665
Other	60,476	26,343	5,000		91,819

Total noninterest expense	228,410	104,622	47,603	(7)	380,635

Income (loss) before income taxes	133,402	30,168	(57,863)		105,707
Income tax expense (benefit)	44,964	5,075	(23,145	)(8)	26,894

Net income (loss)	88,438	25,093	(34,718)		78,813
Preferred stock dividend	1,022	—	—		1,022
Accretion of preferred stock discount	162	—	—		162

Net income (loss) available to common shareholders	$87,254	$25,093	$(34,718)		$77,629

Earnings per common share:
Basic	$0.81	$0.78	$—		$0.61
Diluted	$0.81	$0.78	$—		$0.60
Weighted average common shares outstanding:
Basic	107,531	32,201	20,425	(9)	127,956
Diluted	108,174	32,364	20,425	(9)	128,599
(Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income follow on page 29)

(Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income)

(1)	Assumes the merger with Harleysville National Corporation was completed at the beginning of the periods presented. Historical financial information related to the NatCity Branch Acquisition is not included herein and related historical financial statements are not required given that the assets acquired and liabilities assumed do not constitute a business which has continuity both before and after the transaction. However, the NatCity Branch Acquisition would impact the results of operations based primarily on the interest earned on loans acquired and rates paid on liabilities assumed, as well as the net operating expenses associated with such activities.

(2)	The pro forma acquisition adjustments reflect the amortization/accretion of fair market value adjustments related to loans, investment securities, and deposits utilizing the interest method over the estimated lives of the related asset or liability.

(3)	Noninterest income does not reflect revenue enhancement opportunities.

(4)	Represents amortization of core deposit intangible amortized using the double-declining balance method over 10 years.

(5)	The pro forma acquisition adjustment reflects integration expenses, primarily professional, legal and conversion related expenditures.

(6)	The pro forma acquisition adjustment reflects a charitable contribution to First Niagara Bank Foundation in an effort to maintain an appropriate level of charitable giving in southeastern Pennsylvania.

(7)	Noninterest expenses do not reflect anticipated cost savings.

(8)	Reflects the tax impact of the pro forma acquisition adjustments at First Niagara’s statutory income tax rate of 40%.

(9)	The pro forma acquisition adjustment reflects the 20.4 million shares expected to be issued in connection with the merger. However, the merger agreement establishes loan delinquency thresholds and provides for a reduction in the exchange ratio and the ability to terminate the merger agreement in the event of specific increases in Harleysville National Corporation loan delinquencies. As of August 31, 2009, Harleysville National Corporation loan delinquencies were approximately $199.8 million.

COMPARATIVE PRO FORMA PER SHARE DATA
     The table below summarizes selected per share information about First Niagara and Harleysville National Corporation. First Niagara share information is presented on a pro forma basis to reflect the merger with Harleysville National Corporation. The Harleysville National Corporation per share information is presented both historically, and on a pro forma basis to reflect the merger. First Niagara has also assumed that the consideration in the merger will be paid in 20.4 million shares of First Niagara common stock.
     The data in the table should be read together with the financial information and the financial statements of First Niagara and Harleysville National Corporation incorporated by reference in this proxy statement-prospectus. The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of First Niagara and Harleysville National Corporation or the costs of combining the companies and their operations.
     It is further assumed that First Niagara will pay a cash dividend after the completion of the merger at the annual rate of $ __ per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that First Niagara will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

			Combined Pro
			Forma
			Amounts for
			First Niagara	Pro Forma
			Financial	Harleysville
	First Niagara	Harleysville	Group, Inc./	National
	Financial	National	Harleysville	Corporation
	Group, Inc.	Corporation	National	Equivalent
	Historical	Historical	Corporation (1)	Shares (2)
	(Shares in thousands)
Book value per share at June 30, 2009	$13.11	$5.77	$12.47	$5.91
Book value per share at December 31, 2008	15.02	11.05	13.62	6.46

Shares outstanding at June 30, 2009	149,763	43,091	208,529	—
Shares outstanding at December 31, 2008	118,562	42,946	177,327	—

Cash dividends paid per common share for the six months ended June 30, 2009	$0.28	$0.11	$0.28	$0.13
Cash dividends paid per common share for the year ended December 31, 2008	0.56	0.80	0.56	0.27

Basic earnings (loss) per share from continuing operations:
For the six months ended June 30, 2009	$0.22	$(5.06)	$(1.17)	$(0.55)
For the year ended December 31, 2008	0.81	0.78	0.47	0.22

Diluted earnings (loss) per share from continuing operations:
For the six months ended June 30, 2009	$0.22	$(5.06)	$(1.17)	$(0.55)
For the year ended December 31, 2008	0.81	0.78	0.47	0.22

(1)	Gives effect to the Branch Acquisition and 38,341,000 shares of common stock issued in an underwritten public stock offering.

(2)	Calculated by multiplying amounts in the Combined Pro Forma Amounts for First Niagara/Harleysville National Corporation column by a 0.474 exchange ratio which represents the number of shares of First Niagara common stock a Harleysville National Corporation shareholder will receive for each share of stock owned.

     The following table shows trading information for Harleysville National Corporation common stock and First Niagara common stock as of market close on July 24, 2009 and                     , 2009. July 24, 2009 was the last trading date before the parties announced the merger.                     , 2009 is a recent date before this proxy statement-prospectus was finalized.

	First Niagara		Equivalent Value for
	Financial Group,	Harleysville National	Each Harleysville
	Inc.	Corporation	National
Date	Common Stock	Common Stock	Corporation Share
July 24, 2009	$11.74	$4.00	$5.50
, 2009

RISK FACTORS
     In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.
Risks related to the Merger
Regulatory Approvals May Not be Received, May Take Longer Than Expected or May Impose Conditions That are Not Presently Anticipated or Cannot be Met.
     Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, various approvals or consents must be obtained from the Office of Thrift Supervision (the “OTS”) and various bank regulatory and other authorities. These governmental entities, including the OTS, may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger agreement. Although Harleysville National Corporation does not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting First Niagara’s revenues, any of which might have a material adverse effect on First Niagara following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.
     On May 28, 2009, the Office of the Comptroller of the Currency (the “OCC”) imposed an individual minimum capital requirement on Harleysville National Bank, requiring it to increase its regulatory capital ratios. Pending completion of the merger, and subject to various approvals, First Niagara is considering taking certain actions to assist Harleysville National Bank in achieving and maintaining capital ratios consistent with “well-capitalized” status and ameliorate the OCC’s supervisory concerns, including: (1) extending a loan, in an amount not to exceed $50.0 million, to Harleysville National Corporation the proceeds of which could be contributed to Harleysville National Bank as Tier One capital, which loan would be secured by the stock of Harleysville National Bank; (2) having First Niagara Bank purchase up to $80.0 million of performing commercial loans from Harleysville National Bank; and (3) having Harleysville National Bank originate, for a fee, residential and home equity loans for First Niagara Bank, based on First Niagara Bank’s underwriting standards. There can be no assurance that any of these actions will be implemented, or will not be objected to by the relevant banking regulators, or if implemented, that the terms and conditions will be as discussed above, or that such actions will result in achieving the desired results. If the merger is not completed, First Niagara may lose all or a portion of the funds it invests, if any, in Harleysville National Corporation in order to assist it in achieving and maintaining “well-capitalized” status.
The Merger Agreement May Be Terminated in Accordance With Its Terms and The Merger May Not Be Completed.
     The merger agreement with Harleysville National Corporation is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Harleysville National Corporation shareholder approval, regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, the merger agreement defines the occurrence of $350.0 million or greater in Harleysville National Corporation delinquent loans as of any month end prior to the closing date, excluding any month end subsequent to February 28, 2010, as a material adverse effect which would allow First Niagara to terminate the merger agreement. As of September 30, 2009, the amount of Harleysville National Corporation delinquent loans was $193.6 million. In addition, certain circumstances exist where Harleysville National Corporation may choose to terminate the merger agreement, including the acceptance of a superior proposal or the decline in First Niagara’s share price to below $9.28 as of the first date when all regulatory approvals for the merger have been received combined with such decline being at least 20% greater than a corresponding price decline of the Nasdaq Bank Index, with no adjustment made to the exchange ratio by First Niagara. Under such circumstances, First Niagara may, but is not required to, increase the exchange ratio in order to avoid termination of the merger agreement. First Niagara has not determined whether it would increase the exchange ratio in order to avoid termination of the merger agreement by Harleysville National Corporation. See “The Merger and the Merger Agreement — Merger Consideration” for a more complete discussion of the merger consideration to be paid in this proposed transaction and “—Termination; Amendment; Waiver” for a more complete discussion of the circumstances under which the merger agreement could be terminated. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.
Harleysville National Corporation’s Asset Quality May Deteriorate Prior to Completion of the Merger.
     Harleysville National Corporation’s nonperforming assets were $138.9 million at June 30, 2009, compared to $78.5 million at December 31, 2008. Nonperforming assets as a percentage of total assets were 2.67% at June 30, 2009, compared to 1.43% at December 31, 2008 and 1.01% at June 30, 2008. Net charge-offs for the second quarter of 2009 were $14.7 million, compared to $423 thousand in the same period of 2008. The allowance for credit losses increased to $70.3 million at June 30, 2009, compared to $50.0 million at December 31, 2008, and $31.2 million at June 30, 2008. Should these adverse trends continue, they may have an adverse effect on Harleysville National Corporation’s financial and capital positions, and may differ from First Niagara’s estimates thereof.
First Niagara Could Record Future Impairment Losses on Harleysville National Corporation’s Holdings of Investment Securities Available For Sale. First Niagara May Not Receive Full Future Interest Payments on These Securities.
     Harleysville National Corporation’s investment portfolio of securities available for sale includes trust preferred securities, private label collateralized mortgage obligations and collateralized debt obligations. Harleysville National Corporation recognized an other than temporary impairment charge totaling approximately $1.9 million for the six months ended June 30, 2009 as a result of impairment charges related to collateralized debt obligations, collateralized mortgage obligations and equity securities. If the merger with Harleysville National Corporation is completed, First Niagara will take ownership of these securities. A number of factors or combinations of factors could cause First Niagara to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an additional impairment that is other than temporary, which could result in material losses to First Niagara. These factors include, but are not limited to, continued failure to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render First Niagara unable to forecast a full recovery in value. In addition, the fair values of these investment securities could decline if the overall economy and the financial condition of some of the issuers continue to deteriorate and there remains limited liquidity for these securities.
First Niagara May Fail to Realize the Anticipated Benefits of the Merger.
     The success of the merger will depend on, among other things, First Niagara’s ability to realize anticipated cost savings and to combine the businesses of First Niagara Bank and Harleysville National Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Harleysville National Bank nor result in decreased revenues resulting from any loss of customers. If First Niagara is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

     First Niagara and Harleysville National Corporation have operated and, until the completion of the merger, will continue to operate, independently. Certain employees of Harleysville National Corporation will not be employed by First Niagara after the merger. In addition, employees of Harleysville National Corporation that First Niagara wishes to retain may elect to terminate their employment as a result of the merger which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Harleysville National Corporation’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of First Niagara to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.
Harleysville National Corporation Directors and Officers Have Interests in the Merger Besides Those of a Shareholder.
     Harleysville National Corporation’s directors and officers have various interests in the merger besides being Harleysville National Corporation shareholders. These interests include:
•	the potential payment of certain benefits to Paul Geraghty, the President and Chief Executive Officer of Harleysville National Corporation, George Rapp, the Chief Financial Officer of Harleysville National Corporation and Harleysville National Bank, Brent Peters, the Executive Vice President of Harleysville National Corporation and the President of East Penn Bank, James McGowan, the Chief Credit Officer of Harleysville National Corporation and Harleysville National Bank, Lewis Cyr, the Chief Lending Officer of Harleysville National Corporation and Harleysville National Bank, Joseph Blair, the President of Millennium Wealth Management, under their existing employment agreements with Harleysville Management Services, LLC;

•	the potential payment of certain benefits to Ammon Baus under his existing employment agreement with Willow Financial Bank that was assumed by Harleysville National Corporation;

•	the potential payment of certain benefits to Demetra Takes, the President and Chief Executive Officer of Harleysville National Bank under her existing employment agreement with Harleysville National Corporation and Harleysville National Bank;

•	the potential payment of certain benefits to Randy McGarry, the Chief Information Technology Officer of Harleysville National Bank and Stephen Murray, a Senior Vice President of Harleysville National Bank, under their existing change in control agreements with Harleysville Management Services, LLC;

•	the potential payment of certain benefits to Paul Geraghty and James McGowan under their existing supplemental executive benefit agreements with Harleysville Management Services,

LLC, and the potential payment of certain benefits to Demetra Takes, under her existing supplemental executive benefit agreements with Harleysville National Bank;
•	the payment of the outstanding benefit obligations to the participants in the Harleysville National Bank Directors Fee Deferral Plan, which obligations will be unchanged by the merger;

•	the payment of outstanding benefit obligations to Donna Coughey, an Executive Vice President of Harleysville National Bank, under her existing supplemental executive benefit agreement with Willow Financial Bancorp, Inc that was assumed by Harleysville National Corporation, which obligations will be unchanged by the merger;

•	the payment of the outstanding benefit obligations to Brent Peters under his existing supplemental executive retirement plan agreement with East Penn Bank, as assumed by Harleysville National Corporation, which obligations will be unchanged by the merger;

•	the payment of the outstanding benefit obligations to Walter Daller, Jr., the Chairman of the Board of Directors of Harleysville National Corporation under his existing supplemental executive benefit agreement with Harleysville National Bank, which obligations will be unchanged by the merger;

•	the payment of additional amounts to certain other current and former officers and employees and former directors under change in control agreements and deferred compensation arrangements;

•	the accelerated vesting of all outstanding unvested stock options under the following equity plans: (i) Harleysville National Corporation 1993 Stock Incentive Plan; (ii) the Harleysville National Corporation 1998 Independent Directors Stock Option Plan, as amended; (iii) the Harleysville National Corporation 1998 Stock Incentive Plan; (iv) the Harleysville National Corporation 2004 Omnibus Stock Incentive Plan (as amended and restated effective November 9, 2006); (v) Harleysville National Corporation 2008-2010 Restricted Stock Incentive Plan; (vi) East Penn Financial Corporation 1999 Stock Incentive Plan, as assumed by Harleysville National Corporation; (vii) Willow Financial Bancorp, Inc. Amended and Restated 1999 Stock Option Plan, as assumed by Harleysville National Corporation; (viii) Willow Financial Bancorp, Inc. Amended and Restated 2002 Stock Option Plan, as assumed by Harleysville National Corporation; (ix) East Penn Financial Corporation 1999 Independent Directors Stock Incentive Plan; (x) Chester Valley Bancorp, Inc. 1997 Stock Option Plan; and (xi) Millennium Bank Stock Compensation Program, and in each case as amended; and,

•	the agreement by First Niagara to indemnify Harleysville National Corporation directors and officers.
Harleysville National Corporation Shareholders Cannot Be Certain of the Amount of Nor the Market Value of The Merger Consideration They Will Receive, Because the Market Price of First Niagara Common Stock Will Fluctuate and The Exchange Ratio is Subject to a Downward Adjustment in the Event that Harleysville National Corporation Delinquent Loans are $237.5 Million or Greater.
     Upon completion of the merger, each share of Harleysville National Corporation common stock will be converted into merger consideration consisting of 0.474 of a share of First Niagara common stock. This exchange ratio is subject to downward adjustment, as described in the merger agreement and in this document, in the event that certain of Harleysville National Corporation delinquent loans are $237.5 million or greater as of the month end prior to closing date of this transaction. See “The Merger and the Merger Agreement — Merger Consideration” for a more complete discussion of the merger consideration to be paid in this proposed transaction and “— Termination; Amendment; Waiver” for a more complete discussion of the circumstances under which the merger agreement could be terminated.
     As of September 30, 2009, the amount of Harleysville National Corporation delinquent loans was $193.6 million. As a result, the amount of merger consideration a shareholder will receive if the merger is consummated is subject to change. In addition, the market value of the merger consideration may vary from the closing price of First Niagara common stock on the date it announced the merger, on the date that this document was mailed to Harleysville National Corporation shareholders, on the date of the special meeting of the Harleysville National Corporation shareholders and on the date it completes the merger and thereafter. Any change in exchange ratio or the market price of First Niagara common stock prior to completion of the merger will affect the amount of and the market value of the merger consideration that Harleysville National Corporation shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Harleysville National Corporation shareholders will not know or be able to calculate with certainty the amount nor the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in its respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond First Niagara’s control. You should obtain current market quotations for shares of First Niagara common stock and for shares of Harleysville National Corporation common stock before you vote.
Harleysville National Corporation Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.
     Harleysville National Corporation’s shareholders currently have the right to vote in the election of the Harleysville National Corporation board of directors and on other matters affecting Harleysville National Corporation. When the merger occurs, each Harleysville National Corporation shareholder that receives shares of First Niagara common stock will become a shareholder of First Niagara with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Harleysville National Corporation. Because of this, Harleysville National Corporation’s shareholders will have less influence on the management and policies of First Niagara than they now have on the management and policies of Harleysville National Corporation.
Termination of the Merger Agreement Could Negatively Impact Harleysville National Corporation.
     First Niagara may terminate the merger agreement for the reasons set forth in the merger agreement, including if Harleysville National Corporation delinquent loans equal or exceed $350.0 million as of any month end prior to the closing date of the merger, excluding any month end after February 28, 2010. If the merger agreement is terminated, there may be various consequences including:
•	Harleysville National Corporation’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of Harleysville National Corporation common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.
     If the merger agreement is terminated and Harleysville National Corporation’s board of directors seeks another merger or business combination, Harleysville National Corporation shareholders cannot be certain that Harleysville National Corporation will be able to find a party willing to pay an equivalent or more attractive price than the price First Niagara has agreed to pay in the merger.

The Opinion of Harleysville National Corporation’s Financial Advisor Will Not Reflect Changes in Circumstances Between Signing the Merger Agreement and the Merger, Including Any Reduction in the Merger Consideration as a Result of Harleysville National Corporation’s Loan Delinquencies.
     Harleysville National Corporation’s financial advisor, JPMorgan, rendered an opinion dated July 26, 2009, to the Harleysville National Corporation board of directors, that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion (including, without limitation, that the exchange ratio would be 0.474, and that the level of Harleysville National Corporation delinquent loans would not result in any adjustment to the exchange ratio), as well as the extraordinary circumstances facing Harleysville National Corporation referred to in such written opinion, the exchange ratio of 0.474 of a share of First Niagara common stock to be received in respect of each share of Harleysville National Corporation common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Harleysville National Corporation common stock. The opinion of JPMorgan, which will not be applicable if the exchange ratio is reduced due to the level of Harleysville National Corporation delinquent loans, was based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. JPMorgan assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof.
     Changes in the operations and prospects of First Niagara or Harleysville National Corporation, general market and economic conditions and other factors on which Harleysville National Corporation’s financial advisor’s opinion was based, may significantly alter the value of First Niagara or Harleysville National Corporation or the prices of shares of First Niagara common stock or Harleysville National Corporation common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. The Harleysville National Corporation board of directors’ recommendation that holders of Harleysville National Corporation common stock vote “FOR” adoption of the merger agreement, however, is as of the date of this document. For a description of the opinion that Harleysville National Corporation received from its financial advisor, please refer to “The Merger — Opinion of Harleysville National Corporation’s Financial Advisor”. For a description of the other factors considered by Harleysville National Corporation’s board of directors in determining to approve the merger, please refer to “The Merger — Harleysville National Corporation’s Reasons for the Merger; Recommendation of the Harleysville National Corporation Board of Directors”.
The Merger Agreement Limits Harleysville National Corporation’s Ability to Pursue Alternatives to the Merger.
     The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit Harleysville National Corporation’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Harleysville National Corporation. In addition, Harleysville National Corporation has agreed to pay First Niagara a termination fee in the amount of $10.0 million in the event that Harleysville National Corporation terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Harleysville National Corporation from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror’s proposing to pay a lower per share price to acquire Harleysville National Corporation than it might otherwise have proposed to pay. Harleysville National Corporation can consider and participate in discussions and negotiations with respect to an alternative proposal so long as the Harleysville National Corporation board of directors determines in good faith (after consultation with legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to Harleysville National Corporation shareholders under applicable law.
The Merger is Subject to the Receipt of Consents and Approvals From Government Entities that May Impose Conditions that Could Have an Adverse Effect on the Combined Company Following the Merger.
     Before the merger may be completed, various approvals or consents must be obtained from the Office of Thrift Supervision and other governmental entities. These government entities, including the Office of Thrift Supervision, may impose conditions on the completion of the merger or require changes to the terms of the merger. Although First Niagara and Harleysville National Corporation do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of First Niagara following the merger, any of which might have a material adverse effect on First Niagara following the merger.
The Merger is Subject to Closing Conditions, Including Shareholder Approval, that, if Not Satisfied or Waived, Will Result in the Merger Not Being Completed, Which May Result in Material Adverse Consequences to Harleysville National Corporation’s Business and Operations.
     The merger is subject to closing conditions, including the approval of Harleysville National Corporation shareholders that, if not satisfied, will prevent the merger from being completed. The closing condition that Harleysville National Corporation shareholders adopt the merger agreement may not be waived under applicable law and must be satisfied for the merger to be completed. All directors of Harleysville National Corporation have agreed to vote their shares of Harleysville National Corporation common stock in favor of the proposals presented at the special meeting. If Harleysville National Corporation’s shareholders do not adopt the merger agreement and the merger is not completed, the resulting failure of the merger could have a material adverse impact on Harleysville National Corporation’s business and operations. In addition to the required approvals and consents from governmental entities and the approval of Harleysville National Corporation shareholders, the merger is subject to other conditions beyond First Niagara’s and Harleysville National Corporation’s control that may prevent, delay or otherwise materially adversely affect its completion. First Niagara cannot predict whether and when these other conditions will be satisfied. See “The Merger Agreement — Conditions to the Merger.”
The Shares of First Niagara Common Stock to be Received by Harleysville National Corporation Shareholders as a Result of the Merger Will Have Different Rights From the Shares of Harleysville National Corporation Common Stock.
     Upon completion of the merger, Harleysville National Corporation shareholders will become First Niagara shareholders and their rights as shareholders will be governed by the certificate of incorporation and bylaws of First Niagara. The rights associated with Harleysville National Corporation common stock are different from the rights associated with First Niagara common stock. Please see “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with First Niagara common stock.
Several Lawsuits Have Been Filed Against Harleysville National Corporation and the Members of the Harleysville National Corporation Board of Directors, As Well As First Niagara, Challenging the Merger, and an Adverse Judgment in Such Lawsuits May Prevent the Merger From Becoming Effective or From Becoming Effective Within the Expected Timeframe.

     Harleysville National Corporation and the members of the Harleysville National Corporation board of directors are named as defendants in purported class action lawsuits brought by Harleysville National Corporation shareholders challenging the proposed merger, seeking, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms. First Niagara is also named as a defendant in some, but not all, of these lawsuits. Additionally, the directors of Harleysville National Corporation have been named as defendants in four shareholder derivative lawsuits that also seek, among other things, to enjoin the consummation of the merger. See “Litigation Relating to the Merger” for more information about the class action lawsuits related to the merger that have been filed.
     One of the conditions to the closing of the merger is that no order, decree or injunction issued by a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the merger shall be in effect. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from consummating the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected timeframe.
Risks About First Niagara Financial Group, Inc.
Economic Conditions May Adversely Affect First Niagara’s Liquidity and Financial Condition.
     Recent significant declines in the values of mortgage-backed securities and derivative securities by financial institutions, government sponsored entities, and major commercial and investment banks has led to decreased confidence in financial markets among borrowers, lenders, and depositors, as well as disruption and extreme volatility in the capital and credit markets and the failure of some entities in the financial sector. As a result, many lenders and institutional investors have reduced or ceased to provide funding to borrowers. Continued turbulence in the capital and credit markets may adversely affect First Niagara’s liquidity and financial condition and the willingness of certain counterparties and customers to do business with First Niagara.
Commercial Loans Increase First Niagara’s Exposure to Credit Risks.
     At June 30, 2009, First Niagara’s portfolio of commercial loans totaled $3.8 billion, or 60% of total loans. First Niagara plans to continue to emphasize the origination of these types of loans, which generally exposes First Niagara to a greater risk of nonpayment and loss than residential real estate loans because repayment of such loans often depends on the successful operations and income stream of the borrowers. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. Also, many of First Niagara’s borrowers have more than one commercial loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose First Niagara to a significantly greater risk of loss compared to an adverse development with respect to a residential real estate loan.
     First Niagara targets its business lending and marketing strategy towards small to middle market businesses. These small to middle market businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, First Niagara’s results of operations and financial condition may be adversely affected.
Increases to the Allowance for Credit Losses May Cause First Niagara’s Earnings to Decrease.
     First Niagara’s customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. Hence, First Niagara may experience significant loan losses, which could have a material adverse effect on its operating results. First Niagara makes various assumptions and judgments about the collectibility of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for credit losses, First Niagara relies on loan quality reviews, past loss experience, and an evaluation of economic conditions, among other factors. If First Niagara’s assumptions prove to be incorrect, First Niagara’s allowance for credit losses may not be sufficient to cover losses inherent in First Niagara’s loan portfolio, resulting in additions to the allowance. Material additions to the allowance would materially decrease its net income.
     First Niagara’s emphasis on the origination of commercial loans is one of the more significant factors in evaluating its allowance for credit losses. As First Niagara continues to increase the amount of these loans, additional or increased provisions for credit losses may be necessary and as a result would decrease First Niagara’s earnings.
     Bank regulators periodically review First Niagara’s allowance for credit losses and may require First Niagara to increase its provision for credit losses or loan charge-offs. Any increase in First Niagara’s allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on its results of operations and/or financial condition.
Concentration of Loans in First Niagara’s Primary Market Area May Increase Risk.
     First Niagara’s success depends primarily on the general economic conditions in Upstate New York and Western Pennsylvania, as nearly all of First Niagara’s loans are to customers in these markets. Accordingly, the local economic conditions in Upstate New York and Western Pennsylvania have a significant impact on the ability of borrowers to repay loans. As such, a decline in real estate valuations in this market would lower the value of the collateral securing those loans. In addition, a significant weakening in general economic conditions such as inflation, recession, unemployment, or other factors beyond its control could negatively affect First Niagara’s financial results.
Changes in Interest Rates Could Adversely Affect First Niagara’s Results of Operations and Financial Condition.
     First Niagara’s results of operations and financial condition are significantly affected by changes in interest rates. First Niagara’s financial results depend substantially on net interest income, which is the difference between the interest income that First Niagara earns on interest-earning assets and the interest expense First Niagara pays on interest-bearing liabilities. Because First Niagara’s interest-bearing liabilities generally reprice or mature more quickly than its interest-earning assets, an increase in interest rates generally would tend to result in a decrease in its net interest income. First Niagara has taken steps to mitigate this risk such as holding fewer longer-term residential mortgages as well as investing excess funds in shorter-term investments.
     Changes in interest rates also affect the value of First Niagara’s interest-earning assets and in particular its investment securities available for sale. Generally, the value of First Niagara’s investment securities fluctuates inversely with changes in interest rates. At June 30, 2009, First Niagara’s investment securities available for sale totaled $3.3 billion. Unrealized gains on its securities available for sale, net of tax, amounted to $3.1 million and are reported in other comprehensive income as a separate component of its shareholders’ equity. Decreases in the fair value of First Niagara’s securities available for sale, therefore, could have an adverse effect on its shareholders’ equity or its earnings if the decrease in fair value is deemed to be other than temporary.
     Changes in interest rates may also affect the average life of First Niagara’s loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, First Niagara is subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on its existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.
Conditions in Insurance Markets Could Adversely Affect First Niagara’s Earnings.
     As First Niagara has become increasingly reliant on noninterest income, particularly insurance fees and commissions, these revenue levels could be negatively impacted by the fluctuating premiums in the insurance market caused by capacity constraints and losses due to natural disasters. Other factors that affect its insurance revenue are profitability and growth of its clients, continued development of new products and services, as well as its access to markets.
First Niagara’s Ability to Grow May Be Limited if It Cannot Make Acquisitions.
     In an effort to fully deploy First Niagara’s capital and to increase its loans and deposits, First Niagara intends to continue to acquire other financial institutions, financial services companies, or branches. First Niagara competes with other financial institutions with respect to proposed acquisitions. First Niagara cannot predict if or when it will be able to identify and attract acquisition candidates or make acquisitions on favorable terms. In addition, First Niagara incurs risks and challenges associated with the integration of acquired institutions in a timely and efficient manner, and it cannot guarantee that it will be successful in retaining existing customer relationships or achieving anticipated operating efficiencies.
First Niagara’s Expanding Branch Network May Affect Its Financial Performance.
     Since 1998, First Niagara has expanded its branch network by both acquiring financial institutions and establishing de novo branches. At June 30, 2009, First Niagara operated 113 branches. Effective September 4, 2009, First Niagara acquired 57 branches from National City Bank, which are located in Western Pennsylvania and the merger would add an additional 83 branches. First Niagara cannot assure that its ongoing branch expansion strategy will be accretive to its earnings, or that it will be accretive to its earnings within a reasonable period of time. Numerous factors contribute to the performance of a new branch, such as a suitable location, qualified personnel, and an effective marketing strategy. Additionally, it takes time for a new branch to gather sufficient loans and deposits to generate enough income to offset its expenses, some of which, like salaries and occupancy expense, are relatively fixed costs.
Strong Competition May Limit First Niagara’s Growth and Profitability.
     Competition in the banking and financial services industry is intense. First Niagara competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than First Niagara and may offer certain services that it does not or cannot provide. First Niagara’s profitability depends upon its ability to successfully compete in its market area.
First Niagara Operates in a Highly Regulated Environment and May Be Adversely Affected by Changes in Laws and Regulations.
     First Niagara is subject to extensive regulation, supervision, and examination by the Office of Thrift Supervision, Federal Deposit Insurance Corporation and the New York State Banking Department. Such regulators govern the activities in which First Niagara may engage, primarily for the protection of depositors. These regulatory authorities have extensive discretion in connection with its supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank, and the adequacy of a bank’s allowance for credit losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on First Niagara and its operations. First Niagara believes that it is in substantial compliance with applicable federal, state and local laws, rules and regulations. Because First Niagara’s business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change. There can be no assurance that proposed laws, rules and regulations, or any other laws rule or regulation, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect First Niagara’s business, financial condition or prospects.
The Soundness of Other Financial Services Institutions May Adversely Affect First Niagara’s Credit Risk.
     First Niagara relies on other financial services institutions through trading, clearing, counterparty, and other relationships. First Niagara maintains limits and monitor concentration levels of its counterparties as specified in its internal policies. First Niagara’s reliance on other financial services institutions exposes it to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect First Niagara’s results of operations and financial condition.
First Niagara May Be Required to Make a Contribution to Its Pension Plan in 2009.
     Deteriorating economic conditions have led to decreased confidence in financial markets among borrowers, lenders, and depositors, causing extreme volatility in interest rates and equity prices. As a result, First Niagara experienced a significant decline in the fair value of its pension plan assets such that its pension plan was underfunded by $9.6 million at December 31, 2008. If the fair value of First Niagara’s pension plan assets does not recover to previous levels, First Niagara will be required to make a contribution to its plan in the fourth quarter of 2009, which may adversely affect its results of operations and financial condition. The fair value of First Niagara’s pension plan assets as of June 30, 2009 remained stable at $61.5 million, compared to $60.9 million at December 31, 2008.
A Substantial Decline in the Value of First Niagara’s FHLB of New York Common Stock May Adversely Affect Its Financial Condition.
     First Niagara owns common stock of Federal Home Loan Bank (“FHLB”) of New York in order to qualify for membership in the FHLB system, which enables it to borrow funds under the FHLB of New York’s advance program. The carrying value and fair market value of First Niagara’s FHLB of New York common stock was $91.0 million as of June 30, 2009.

     Recent published reports indicate that certain member banks of the FHLB system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a FHLB, including FHLB of New York, could be substantially diminished or reduced to zero. Consequently, given that there is no market for First Niagara’s FHLB of New York common stock, First Niagara believes that there is a risk that its investment could be deemed other than temporarily impaired at some time in the future. If this occurs, it may adversely affect First Niagara’s results of operations and financial condition.
     If the capitalization of FHLB of New York is substantially diminished and if it further reduces or suspends its dividend, First Niagara’s liquidity may be adversely impaired if it is not able to obtain an alternative source of funding.
First Niagara Holds Certain Intangible Assets that Could Be Classified as Impaired in The Future. If These Assets Are Considered To Be Either Partially or Fully Impaired in the Future, First Niagara’s Earnings and the Book Values of These Assets Would Decrease.
     Pursuant to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, “Intangibles-Goodwill and Other,” First Niagara is required to test its goodwill and core deposit intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of its common shares, the estimated net present value of its assets and liabilities, and information concerning the terminal valuation of similarly situated insured depository institutions. The market price for its common shares was below their book value at March 31, 2009 and at June 30, 2009. Although the market price of these shares recovered to some extent during the three month period ended June 30, 2009, the shares generally traded below their book value during the first six months of 2009. If the duration of this decline in the market value of First Niagara’s common shares and the decline in the market prices of the common shares of similarly situated insured depository institutions persists during future reporting periods, or if the severity of the decline increases, it is possible that future impairment testing could result in a partial or full impairment of the value of its goodwill or core deposit intangible assets, or both. If an impairment determination is made in a future reporting period, First Niagara’s earnings and the book value of these intangible assets will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of First Niagara’s common shares or its regulatory capital levels.
Any Future FDIC Insurance Premiums Will Adversely Impact First Niagara’s Earnings.
     On May 22, 2009, the FDIC adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. The special assessment is payable on September 30, 2009. First Niagara recorded an expense of $5.4 million during the quarter ended June 30, 2009 to reflect the special assessment. The final rule permits the FDIC’s Board of Directors to levy up to two additional special assessments of up to five basis points each during 2009 if the FDIC estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the FDIC’s Board of Directors believes would adversely affect public confidence or to a level that will be close to or below zero. In lieu of another special assessment, on September 27, 2009, the FDIC board proposed a requirement that insured institutions prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 as well as all of 2010, 2011 and 2012 and increased assessment rates on deposit insurance premiums by three basis points, effective January 1, 2011.
     FDIC guidance provides that as of December 31, 2009, and each quarter thereafter, each institution will be required to record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution would resume paying and accounting for quarterly deposit insurance assessments as it currently does. The institution would record an accrued expense payable each quarter for the assessment payment, which would be made to the FDIC at the end of the following quarter.

HARLEYSVILLE NATIONAL CORPORATION SPECIAL MEETING OF SHAREHOLDERS
     Harleysville National Corporation is mailing this proxy statement-prospectus to you as a Harleysville National Corporation shareholder on or about [Mail Date]. With this document, Harleysville National Corporation is sending you a notice of the Harleysville National Corporation special meeting of shareholders and a form of proxy that is solicited by the Harleysville National Corporation board of directors. The special meeting will be held on [HNBC Meeting Date] at                     , local time, at Best Western, the Inn at Towamencin 1750 Sumneytown Pike, Kulpsville, Pennsylvania 19443.
Matter to be Considered
     The sole purpose of the special meeting of shareholders is to vote on the adoption of the Agreement and Plan of Merger by and between First Niagara and Harleysville National Corporation and Harleysville National Bank, dated as of July 26, 2009, by which Harleysville National Corporation and Harleysville National Bank will be acquired by First Niagara.
     You are also being asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders. Harleysville National Corporation could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.
Proxy Card, Revocation of Proxy
     You should vote, by using the internet at the address shown on your proxy card, by telephone using the number on your proxy card or by completing and returning the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:
•	submitting written notice of revocation to Liz Chemnitz, Senior Vice President, Assistant Corporate Secretary of Harleysville National Corporation;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.
     If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.
     All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposal. The board of directors of Harleysville National Corporation is presently unaware of any other matter that may be presented for action at the special meeting of shareholders. If any other matter does properly come before the special meeting, the board of directors of Harleysville National Corporation intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies
     The cost of solicitation of proxies will be borne by Harleysville National Corporation. Harleysville National Corporation will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Harleysville National Corporation has retained The Altman Group to assist in the solicitation of proxies for a fee of $5,500 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Harleysville National Corporation’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.
Record Date
     The close of business on [Record Date] has been fixed as the record date for determining the Harleysville National Corporation shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time,                      shares of Harleysville National Corporation common stock were outstanding, and were held by approximately ___ holders of record.
Voting Rights, Quorum Requirements and Vote Required
     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Harleysville National Corporation common stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.
     Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Harleysville National Corporation common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement. As of the record date, the directors of Harleysville National Corporation beneficially owned                      shares of Harleysville National Corporation common stock entitled to vote at the special meeting of shareholders. This represents approximately ___% of the total votes entitled to be cast at the special meeting. These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the merger agreement.
Recommendation of the Board of Directors
     The Harleysville National Corporation board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Harleysville National Corporation believes that the merger agreement is fair to Harleysville National Corporation shareholders and is in the best interest of Harleysville National Corporation and its shareholders and recommends that you vote “FOR” the adoption of the merger agreement. See “The Merger and the Merger Agreement—Recommendation of the Harleysville National Corporation Board of Directors and Reasons for the Merger.”

THE MERGER AND THE MERGER AGREEMENT
     The description of the merger and the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement. We have attached a copy of the merger agreement as Appendix A.
General
     Pursuant to the merger agreement, Harleysville National Corporation will merge into First Niagara Financial Group, Inc., with First Niagara as the surviving entity. Outstanding shares of Harleysville National Corporation common stock will be converted into the right to receive shares of First Niagara common stock. Cash will be paid in lieu of any fractional share of Harleysville National Corporation common stock. See “Merger Consideration” below. As a result of the merger, the separate corporate existence of Harleysville National Corporation will cease and First Niagara will succeed to all the rights and be responsible for all the obligations of Harleysville National Corporation. Immediately after the merger of Harleysville National Corporation into First Niagara Financial Group, Inc., Harleysville National Bank will merge into First Niagara Bank and the separate corporate existence of Harleysville National Bank shall cease to exist.
The Parties
First Niagara Financial Group, Inc.
     First Niagara Financial Group, Inc., a Delaware corporation, provides a wide range of retail and commercial banking as well as other financial services through its wholly-owned, federally chartered savings bank subsidiary, First Niagara Bank. First Niagara is positioned as a leading community-oriented-bank in Upstate New York and Western Pennsylvania, providing its retail consumer and business customers with banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products, as well as retail and commercial deposit products. Additionally, First Niagara offers insurance and employee benefits consulting services through a wholly-owned subsidiary of First Niagara Bank. At June 30, 2009, First Niagara had $11.6 billion of assets, $6.2 billion in deposits and shareholders’ equity of $1.9 billion.
     First Niagara was organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and reorganization to a two-tiered mutual holding company. In November 2002, First Niagara converted First Niagara Bank and the mutual holding company to a federal charter subject to OTS regulation. In January 2003, First Niagara converted the mutual holding company to stock form, with its shares of common stock owned by the mutual holding company being sold to depositors and other investors. Since 1998, First Niagara has deployed the proceeds from these stock offerings through multiple whole-bank and nonbank financial services company acquisitions, as well as the opening of a number of de novo branches in target markets across Upstate New York. This strategy, coupled with its organic growth initiatives, included an emphasis on expanding its commercial operations and financial services businesses.
     On September 4, 2009, First Niagara completed the acquisition of 57 branch locations in Western Pennsylvania from National City Bank, including $3.9 billion of deposit liabilities and $756.9 million of performing loans. On July 26, 2009, First Niagara entered into a merger agreement with Harleysville National Corporation, the parent company of Harleysville National Bank and Trust Company. At June 30, 2009, Harleysville National Corporation had

$5.2 billion in assets, $4.0 billion in deposits, and operated 83 branch locations in metropolitan Philadelphia, Pennsylvania.
     First Niagara’s principal executive offices are located at 6950 South Transit Road, Lockport, New York, and its telephone number is (716) 625-7500.
First Niagara Bank
     First Niagara Bank was organized in 1870, and is a community-oriented savings bank providing financial services to individuals, families, and businesses through its branch network located across Upstate New York and Western Pennsylvania. As of June 30, 2009, First Niagara Bank and all of its subsidiaries had $11.5 billion of assets, deposits of $6.2 billion, $1.5 billion of shareholder’s equity, employed approximately 2,000 people, and operated through 113 branches and several financial services subsidiaries.
     First Niagara Bank’s subsidiaries provide a range of financial services to individuals and companies in its market areas and include: First Niagara Commercial Bank, its New York State chartered bank whose primary purpose is to generate municipal deposits; First Niagara Funding, Inc., its real estate investment trust (“REIT”) which primarily holds certain of its commercial real estate and business loans; and First Niagara Risk Management, Inc. (“FNRM”), its full service insurance agency and employee benefits consulting firm engaged in the sale of insurance products, including business and personal insurance, surety bonds, life, disability and long-term care coverage, and other risk management advisory services. FNRM’s risk management consulting business includes alternative risk and self-insurance, claims investigation and adjusting services, and third-party administration of self insured workers’ compensation plans. FNRM’s employee benefits consulting business includes a retirement plan practice, compliance services and benefit plan administration, as well as a compensation consulting practice.
The Acquisition of National City Branch Locations
     On April 6, 2009, First Niagara Bank entered into a Purchase and Assumption Agreement with NatCity and PNC pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities of 57 NatCity Branches in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. The Federal Reserve and the DOJ required NatCity to divest these and other branch locations in connection with the merger of PNC and NatCity’s former parent company, National City Corporation.
     On September 4, 2009, First Niagara Bank completed the Branch Acquisition, and assumed $3.9 billion of deposit liabilities, acquired $756.9 million of performing loans and $3.1 billion in cash, as well as the real and personal property associated with the NatCity Branches.
     Concurrently with the Purchase and Assumption Agreement, First Niagara entered into a Securities Purchase Agreement with PNC and NatCity pursuant to which it had the right to require PNC to purchase shares of its common stock having an aggregate purchase price not to exceed $75.0 million, and to require NatCity to purchase up to $150.0 million of its 12% Senior Notes due in 2014, less the amount of common stock purchased. Concurrent with the closing of the Branch Acquisition, First Niagara elected to have NatCity purchase $150.0 million of its 12% Senior Notes due in 2014.

Harleysville National Corporation
Harleysville National Bank
     Harleysville National Corporation is the bank holding company of Harleysville National Bank, a national banking association, headquartered in Harleysville, Pennsylvania. Harleysville National Bank operates 83 branch offices and provides a full range of banking services including loans and deposits, investment management and trust and investment advisory services to individual and corporate customers located primarily in Eastern Pennsylvania. Harleysville National Corporation engages in full-service commercial banking and trust business, including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and performing corporate pension and personal investment and trust services. As of June 30, 2009, Harleysville National Corporation had assets of $5.2 billion, deposits of $4.0 billion and shareholders’ equity of $248.7 million.
     Harleysville National Corporation, a Pennsylvania corporation, was incorporated June 1, 1982. On January 1, 1983, it became the parent bank holding company of Harleysville National Bank, established in 1909.
     Since commencing operations, Harleysville National Corporation’s business has consisted primarily of providing financial services through its subsidiaries and has acquired nine financial institutions since 1991 including the recent acquisitions of Willow Financial Bancorp, Inc. and its banking subsidiary, Willow Financial Bank in December 2008 and East Penn Financial Corporation and its banking subsidiary, East Penn Bank in November 2007. Additionally, Harleysville National Corporation completed the acquisition of the Cornerstone Companies (registered investment advisors) in January 2006. Harleysville National Corporation is also the parent holding company of HNC Financial Company and HNC Reinsurance Company. HNC Financial Company was incorporated on March 17, 1997 as a Delaware Corporation and its principal business function is to expand the investment opportunities of the Corporation. HNC Reinsurance Company was incorporated on March 30, 2001 as an Arizona Corporation and reinsures consumer loan credit life and accident and health insurance.
     Harleysville National Bank is a national banking association under the supervision of the Office of the Comptroller of the Currency. Harleysville National Corporation’s and Harleysville National Bank’s legal headquarters are located at 483 Main Street, Harleysville, Pennsylvania 19438. HNC Financial Company’s legal headquarters is located at 2751 Centerville Road, Suite 3164, Wilmington, Delaware 19808. HNC Reinsurance Company’s legal headquarters is located at 101 North First Avenue, Suite 2460, Phoenix, AZ 85003.
     Harleysville National Bank provides a full range of banking services including loans and deposits, investment management and trust and investment advisory services to individual and corporate customers located primarily in Eastern Pennsylvania. Harleysville National Bank engages in the full-service commercial banking and trust business, including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and performing corporate pension and personal investment and trust services. Deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. As of June 30, 2009, Harleysville National Bank operated 83 branch locations located in Montgomery, Bucks, Chester, Berks, Carbon, Lehigh, Monroe, Northampton and Philadelphia counties, Pennsylvania.
     Harleysville National Bank has maintained a stable base of core deposits and is a leading community bank in its service areas. Harleysville National Bank believes it has gained its position as a result of strategic acquisitions, a customer-oriented philosophy and a strong commitment to service. Senior management has made the development of a sales orientation throughout Harleysville National Bank one of their highest priorities and emphasizes this objective with extensive training and sales incentive programs. Harleysville National Bank maintains close contact with the local business community to monitor commercial lending needs and believes it responds to customer requests quickly and with flexibility.
     Harleysville National Bank opened new branches in Flourtown, Montgomery County and Whitehall, Lehigh County and relocated its Pottstown East End branch in Montgomery County during 2008. The Conshohocken branch in Montgomery County was opened in February 2009.
Merger Consideration
     Under the terms of the merger agreement, each outstanding share of Harleysville National Corporation common stock will be given the opportunity to convert into the right to receive 0.474 share of First Niagara common stock for each share of Harleysville National Corporation common stock, subject to the adjustment mechanism described below.
     No fractional shares of First Niagara will be issued in connection with the merger. Instead, First Niagara will make a cash payment to each Harleysville National Corporation shareholder who would otherwise receive a fractional share. Each share of Harleysville National Corporation common stock that is exchanged for First Niagara common stock will be converted into the right to receive 0.474 share of First Niagara common stock. Based upon the closing price of First Niagara on June 30, 2009, each 0.474 share of First Niagara would have a value of $5.41.
     If the aggregate amount of Harleysville National Corporation’s delinquent loans as of the month end prior to the date the merger is completed is $237.5 million or greater, the exchange ratio shall decrease as follows:

HNC Delinquent Loans	Exchange Ratio
(dollars in millions)	(x)
Less than $237.5	0.474	x
$237.5 or more, less than or equal to $240	0.466
Greater than $240, less than or equal to $245	0.463
Greater than $245, less than or equal to $250	0.460
Greater than $250, less than or equal to $255	0.456
Greater than $255, less than or equal to $260	0.452
Greater than $260, less than or equal to $265	0.448
Greater than $265, less than or equal to $270	0.444
Greater than $270, less than or equal to $275	0.440
Greater than $275, less than or equal to $280	0.434
Greater than $280, less than or equal to $285	0.429
Greater than $285, less than or equal to $290	0.423
Greater than $290, less than or equal to $295	0.417
Greater than $295, less than or equal to $300	0.412
Greater than $300, less than or equal to $305	0.402
Greater than $305, less than or equal to $310	0.393
Greater than $310, less than or equal to $315	0.384
Greater than $315, less than or equal to $320	0.374
Greater than $320, less than or equal to $325	0.365
Greater than $325, less than or equal to $330	0.352
Greater than $330, less than or equal to $335	0.339
Greater than $335, less than or equal to $340	0.326
Greater than $340, less than or equal to $345	0.313
Greater than $345, less than or equal to $350	0.300
     The term “Harleysville National Corporation delinquent loans” is defined as (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are nonaccruing,

(iv) Other Real Estate Owned and (v) net charge-offs from the date of the merger agreement through the last business day of the month prior to the completion of the merger. If the merger is completed after March 31, 2010, the amount of Harleysville National Corporation delinquent loans will be calculated as of February 28, 2010 for purposes of any adjustment in the exchange ratio. As of June 30, 2009, July 31, 2009 and September 30, 2009, the amount of such delinquent loans was $173.3 million, $209.1 million and $193.6 million, respectively.
     Additionally, Harleysville National Corporation may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective tenth day following such determination date if both of the following conditions are satisfied:

•	the average of the daily closing price of First Niagara common stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the determination date (the “FNFG Market Value”) is less than $9.28; and

•	the number obtained by dividing the FNFG Market Value by $11.60 (the “Initial FNFG Market Value,” which may be adjusted to account for certain transactions involving the stock of First Niagara, such as a stock dividend, reclassification or similar transaction between the date of the merger agreement and the determination date) (the “FNFG Ratio”) is less than the quotient (such quotient, the “Index Ratio”) obtained by dividing the average of the daily closing value for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the Nasdaq Bank Index (the “Final Index Price”) by the closing value of a group of financial institution holding companies comprising the Nasdaq Bank Index on the trading date ended two days preceding the execution of the merger agreement (the “Initial Index Price”), minus 0.20.

If Harleysville National Corporation elects to exercise its termination right as described above, it must give prompt written notice thereof to First Niagara. During the five-business day period commencing with its receipt of such notice, First Niagara shall have the option to increase the consideration to be received by the holders of Harleysville National Corporation common stock by adjusting the exchange ratio to one of the following quotients at its sole discretion (i) a quotient, the numerator of which is equal to the product of the Initial FNFG Market Value, the exchange ratio (as then in effect), and the Index Ratio, minus 0.20, and the denominator of which is equal to FNFG Market Value on the determination date; or (ii) the quotient determined by dividing the Initial FNFG Market Value by the FNFG Market Value on the determination date, and multiplying the quotient by the product of the exchange ratio (as then in effect) and 0.80. If First Niagara elects, it shall give, within such five-business day period, written notice to Harleysville National Corporation of such election and the revised exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified). Because the formula is dependent on the future price of First Niagara’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of First Niagara common stock would be issued, to take into account the extent by which the average price of First Niagara’s common stock exceeded the decline in the average price of the common stock of the index group.
Surrender of Stock Certificates
     First Niagara will deposit with the exchange agent the certificates representing First Niagara’s common stock to be issued to Harleysville National Corporation shareholders in exchange for Harleysville National Corporation’s common stock. Within five business days after the completion of the merger, the exchange agent will mail to Harleysville National Corporation shareholders a letter of transmittal, together with instructions for the exchange of their Harleysville National Corporation stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of Harleysville National Corporation’s common stock, together with the signed letter of transmittal, the Harleysville National Corporation shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of First Niagara common stock (if any) determined in accordance with the exchange ratio and (ii) a check representing the amount of cash in lieu of fractional shares, if any. Until you surrender your Harleysville National Corporation stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any First Niagara common stock into which your shares have been converted. No interest will be paid or accrued to Harleysville National Corporation shareholders on the cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the completion of the merger, there will be no further transfers of Harleysville National Corporation common stock. Harleysville National Corporation stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

     If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares. Upon request, Harleysville National Corporation’s transfer agent, American Stock Transfer & Trust Company, LLC will send you instructions on how to provide evidence of ownership.
     If any certificate representing shares of First Niagara’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:
•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.
     Any portion of the purchase price made available to the exchange agent that remains unclaimed by Harleysville National Corporation shareholders for twelve months after the effective time of the merger will be returned to First Niagara’s transfer agent. Any Harleysville National Corporation shareholder who has not exchanged shares of Harleysville National Corporation’s common stock for the purchase price in accordance with the merger agreement before that time may look only to First Niagara for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, First Niagara, Harleysville National Corporation, the exchange agent or any other person will not be liable to any Harleysville National Corporation shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.
Treatment of Harleysville National Corporation Stock Options and Other Equity Arrangements
     In accordance with the merger agreement, at the effective time of the merger, each option to purchase shares of Harleysville National Corporation common stock outstanding and unexercised immediately prior to the effective time of the merger will become vested, to the extent not already vested, and immediately exercisable. At the effective time of the merger, each holder of an option to purchase shares of Harleysville National Corporation common stock will receive an option to purchase the number of shares of First Niagara common stock equal to the product of the number of Harleysville National Corporation common stock shares subject to the Harleysville National Corporation option and the exchange ratio (rounded down to the nearest share) and with an exercise price per share equal to the exercise price per share of the Harleysville National Corporation option divided by the exchange ratio, provided that the exercise price is rounded up to the nearest cent.
     Pursuant to the merger agreement, Harleysville National Corporation has agreed to terminate the Harleysville National Corporation Dividend Reinvestment and Stock Purchase Plan as soon as practicable following the date of the merger agreement, but no later than the effective time of the merger.
Background of the Merger
     In November of 2008, faced with deteriorating economic conditions, the management and board of directors of Harleysville National Corporation concluded that it was in the best interest of Harleysville National Corporation and its shareholders to apply for $120 million of funding from the Troubled Asset

Relief Program (“TARP”), which was the maximum amount for which Harleysville National Corporation could apply.
     At the end of 2008, Harleysville National Bank’s total risk-based capital position fell to “adequately capitalized” from “well-capitalized.” As a result of this deterioration, Harleysville National Corporation became subject to greater regulatory scrutiny, was generally prohibited from accepting brokered deposits and its insurance premiums with the FDIC increased. To increase its capital levels and as part of an effort to regain its status as a well-capitalized bank holding company, Harleysville National Corporation decreased the dividend on Harleysville National Corporation common stock from $0.20 to $0.10 per share for the first quarter of 2009 and Harleysville National Corporation retained J.P. Morgan Securities Inc. as its financial advisor. During the first quarter of 2009, Harleysville National Corporation faced a difficult economic environment and continued turmoil in the financial markets, as well as markedly increasing loan losses and non-performing assets, which contributed significantly to Harleysville National Bank’s worsening capital position.
     During the early months of 2009, the management and board of directors of Harleysville National Corporation engaged in frequent discussions with the OCC about the best manner in which to restore Harleysville National Bank to “well-capitalized” status under the OCC’s regulations as well as potentially higher capital requirements the OCC expected Harleysville National Bank to meet. On March 25, 2009, Harleysville National Corporation’s and Harleysville National Bank’s management presented to the OCC a broad-based plan to restore the bank to “well—capitalized” status by December 31, 2009.
     On April 22, 2009, the OCC notified Harleysville National Bank of regulatory concerns based on credit, capital and earnings concerns, and also advised Harleysville National Bank that the OCC expected to initiate an enforcement action to address Harleysville National Bank’s regulatory ratings after completion of its examination activities which were set to begin in June 2009. The OCC also sent to Harleysville National Bank a notice of intent to establish individual minimum capital ratios (“IMCRs”) for Harleysville National Bank in excess of those generally required to achieve “well-capitalized” status and in excess of those previously discussed with the OCC. The notice also required Harleysville National Bank to submit a capital plan to the OCC by May 29, 2009 detailing how Harleysville National Bank would achieve and maintain the proposed IMCRs. Representatives of the OCC met with the board of directors of Harleysville National Corporation and Harleysville National Bank on April 23, 2009 to discuss these concerns. The OCC also requested that Harleysville National Bank provide bi-weekly reports to the OCC describing its actions to improve capital levels during each subsequent two-week period. In light of these regulatory actions and in response to Harleysville National Corporation’s deteriorating capital position, the board of directors of Harleysville National Corporation determined to further decrease the quarterly dividend on Harleysville National Corporation common stock to $0.01 per share for the second quarter of 2009. The board also instructed Harleysville National Corporation management to continue exploring options to raise capital with assistance from JPMorgan. Additionally, based on management’s belief, after discussions with the OCC, that Harleysville National Corporation’s TARP application was unlikely to be approved, the board of directors also authorized the withdrawal of Harleysville National Corporation’s TARP application.
     Harleysville National Corporation retained Paul, Hastings, Janofsky & Walker LLP (“PHJW”) as regulatory counsel to assist Harleysville National Corporation with regulatory matters. Throughout May, Harleysville National Corporation’s management continued to discuss with the OCC the appropriate capital ratios for the bank.
     In a letter dated May 28, 2009, the OCC notified Harleysville National Bank that it had established IMCRs requiring Harleysville National Bank to have a Tier 1 leverage ratio of at least eight percent (8%) of adjusted total assets, a Tier 1 risk-based capital ratio of at least ten percent (10%) and a total risk-based capital ratio of at least twelve percent (12%), each of which exceeded the well-capitalized ratios generally applicable to banks under then-current regulations, and to achieve the IMCRs by June 30, 2009. Furthermore, at a meeting at the OCC’s Northeast District Office on June 4, 2009, Harleysville National Bank was again informed by the OCC that Harleysville National Bank may receive a formal enforcement action upon completion of the ongoing OCC examination of Harleysville National Bank, which would address, among other things, any failure by Harleysville National Bank to comply with the IMCRs by June 30, 2009. On June 8, 2009, Harleysville National Corporation publicly-announced strategic initiatives designed to strengthen the capital base and position of the bank in light of the challenging economic environment and regulatory actions. These initiatives included raising additional capital, executing potential asset sales, repositioning Harleysville National Corporation’s balance sheet and restructuring funding sources.
     Beginning in May 2009, senior management of Harleysville National Corporation instructed JPMorgan to contact private-equity investors regarding a possible transaction designed to improve Harleysville National Corporation’s capital position. JPMorgan contacted 16 potential private-equity investors and during May and June 2009, 11 of the 16 private equity investors expressed initial interest in an investment in Harleysville National Corporation and entered into confidentiality agreements. Harleysville National Corporation’s management made presentations to nine of these 11 private equity investors. Thereafter, Harleysville National Corporation received four indications of interest from private equity investors. In June 2009, representatives of JPMorgan discussed each of these indications of interest with the Harleysville National Corporation board of directors.
     Harleysville National Bank was unable to satisfy the IMCRs by June 30, 2009 and continued to operate thereafter at capital levels below the mandated IMCRs. Harleysville National Bank continued to report to the OCC, on a bi-weekly basis, and to engage in discussions with the OCC regarding Harleysville National Bank’s financial condition and efforts to raise capital. Harleysville National Corporation management was becoming increasingly concerned about the potential impact of future regulatory action, Harleysville National Bank’s failure to achieve the OCC-mandated IMCRs and future negative developments in Harleysville National Corporation’s operations, any of which would have a severe and adverse effect on Harleysville National Corporation.
     On June 26, 2009, John R. Koelmel, the President and Chief Executive Officer of First Niagara, asked to have a phone conversation with Paul D. Geraghty, President and Chief Executive Officer of Harleysville National Corporation, about a potential combination of the companies. During a conversation on June 28, 2009, Mr. Koelmel did not mention, and Messrs. Koelmel and Geraghty did not discuss, any firm offer from First Niagara to acquire or merge with Harleysville National Corporation. On June 29, 2009, during an executive session, the board of directors of Harleysville National Corporation reiterated its desire to pursue a capital infusion transaction from private equity sources, but authorized Mr. Geraghty to meet with Mr. Koelmel to discuss a potential transaction in greater detail. Messrs. Geraghty and Koelmel subsequently met on July 1, 2009 to discuss the opportunity to partner and to share preliminary information regarding a potential acquisition of Harleysville National Corporation by First Niagara.
     On July 2, 2009, Harleysville National Corporation retained Dechert LLP as special counsel to assist Harleysville National Corporation in a transaction to satisfy the IMCRs.
     On July 2, 2009, the company received a draft term sheet from three of the private equity investors that had previously provided separate indications of interest (collectively, “Investor X”). The term sheet provided by Investor X included, among other terms, a “termination fee” which Harleysville National Corporation’s management and legal and financial advisors believed to be excessive. In subsequent discussions and correspondence, Investor X indicated that it would not participate in an auction process in connection with Harleysville National Corporation’s solicitation of potential equity investments and Investor X sought to limit the ability of Harleysville National Corporation’s board of directors to evaluate competing proposals after a firm bid date mandated by Investor X. On July 10, 2009, Investor X withdrew its proposal citing Investor X’s refusal to participate in an auction process and Harleysville National Corporation’s failure to sign a term sheet from Investor X, which proposed terms and conditions that would have limited and dictated the manner in which Harleysville National Corporation could run a bidding process.
     On July 13, 2009, the Federal Home Loan Bank informed Harleysville National Bank that it required dollar-for-dollar collateral to secure Harleysville National Bank’s borrowings. In light of this request for collateral, and because other counterparties to loan agreements with Harleysville National Corporation and Harleysville National Bank also had the right to require collateral from the company to secure their loans, Harleysville National Corporation’s management and board of directors became increasingly concerned about Harleysville National Bank’s liquidity position. In addition, given the relatively concentrated geographic location of Harleysville National Bank’s depositor base, management and the board of directors of Harleysville National Corporation were acutely aware of the negative impact adverse publicity about the bank’s liquidity and credit positions could have on its total deposits.
     Of the two remaining private equity investors who had provided written indications of interest, both performed on-site due diligence at the company’s headquarters in Harleysville, Pennsylvania. One investor (“Investor Y”) performed substantial due diligence during the weeks of July 6 and July 13, 2009. On July 20, 2009, after completing due diligence, Investor Y informed Harleysville National Corporation that it was no longer interested in providing capital to Harleysville National Corporation primarily because it had concluded that Harleysville National Corporation’s operating infrastructure was insufficient to serve as a platform for Investor Y’s expansion plans.
     On July 15, 2009 members of the First Niagara senior management team, including Mr. Koelmel, met with members of Harleysville National Corporation’s senior management, including Mr. Geraghty, at a Harleysville National Corporation facility to discuss information regarding the companies and a potential transaction.
     On July 15, 2009, Harleysville National Bank received written notice from the OCC that it was deemed to be in “troubled condition.” Throughout much of July, Harleysville National Corporation’s management had frequent conversations with officials from the OCC about Harleysville National Bank’s financial condition and regulatory status.
     The third private equity investor who had provided an indication of interest (“Investor Z”) performed due diligence on site at the company during the week of July 20, 2009. In addition, Harleysville National Corporation’s management met with Investor Z on several occasions and certain members of Harleysville National Corporation’s board of directors met with Investor Z. As Harleysville National Corporation management evaluated a potential transaction with Investor Z, Harleysville National Corporation’s regulatory counsel expressed concerns over Investor Z’s ability to obtain the regulatory approvals on a timely basis required for Investor Z to make a significant equity investment in Harleysville National Corporation. Additionally, Harleysville National Corporation’s management and board of directors seriously questioned Investor Z’s ability to close a transaction with Harleysville National Corporation because Investor Z was not a well-known financial institution with a track record of completing capital infusion transactions with banks. Moreover, Investor Z’s failure to present a firm offer for a transaction with Harleysville National Corporation and the extreme negativity expressed by Investor Z about Harleysville National Bank’s credit portfolio, investment portfolio and operating platform as Investor Z completed its due diligence led management and the board of directors of Harleysville National Corporation to believe that there was no assurance Investor Z would even submit a firm offer for a transaction. Investor Z had also previously indicated that it would be willing to pay an implied per share price which was less than the then-current trading price of Harleysville National Corporation stock and that it would seek to own a majority of the stock on a post-transaction basis.
     In a letter dated July 20, 2009, Visa, provider of Harleysville National Bank’s check cards, indicated that it would demand collateral for outstanding transaction volume. Harleysville National Corporation management grew increasingly concerned that future regulatory actions or the passage of time and future Harleysville National Corporation public announcements without a capital infusion satisfying the IMCRs could cause other counterparties to require collateral or otherwise take actions that would constrain Harleysville National Bank’s liquidity.
     As a result of Harleysville National Corporation’s continued need for capital to satisfy the mandated IMCRs, the decreasing likelihood that necessary capital could be obtained through a private equity transaction on attractive terms on a timely basis and the interest expressed by First Niagara, in July Harleysville National Corporation entered into a revised engagement letter with JPMorgan providing for expanded services in connection with a potential sale of Harleysville National Corporation. On or about July 6, 2009, senior management of Harleysville National Corporation instructed JPMorgan to begin contacting financial institutions regarding a possible combination with Harleysville National Corporation. Nine financial institutions were contacted, of which eight expressed initial interest in a proposed combination. Ultimately, four of the nine financial institutions withdrew their indications of interest and three financial institutions (in addition to First Niagara) provided oral or written indications of interest pertaining to a combination with Harleysville National Corporation prior to meetings with Harleysville National Corporation’s management and without conducting extensive due diligence. Of these three preliminary indications of interest, two stated a per share price that was lower than that which was offered by First Niagara. The third proposal provided a range of possible price per share, only 25% of which was above the price offered by First Niagara. In analyzing this share price range, representatives of JPMorgan and senior management advised the Harleysville National Corporation board of directors that, based upon past experience, it was unlikely that this institution, which had done only limited due diligence and had not accepted an offer from Harleysville National Corporation management to hear a management presentation, would offer a per-share price at the higher part of the range after the completion of financial due diligence on Harleysville National Corporation, including a review of Harleysville National Corporation’s loan portfolio.
     In light of the company’s ongoing non-compliance with the IMCRs, a projected loss for the second quarter of approximately $11 million, mounting credit losses and non-performing assets and concerns regarding liquidity (including deposit outflows), Harleysville National Corporation’s management believed that it was imperative that Harleysville National Corporation announce a capital infusion or sale transaction prior to, or in connection with, the announcement of Harleysville National Corporation’s second-quarter financial results, which were scheduled to be announced on July 31, 2009. Management believed that failure to enter into a transaction within that time-frame could substantially impair Harleysville National Corporation’s ability to operate in the normal course and its ability to enter into an equity infusion or merger transaction in the future as well as have a significant adverse impact on Harleysville National Corporation’s liquidity, deposit base and stock price. Moreover, management believed that expeditiously entering into a transaction was necessary to avoid further and more severe regulatory action against Harleysville National Bank by the OCC and the consequences of such actions on Harleysville National Corporation and its shareholders.
     First Niagara performed on-site due diligence at Harleysville National Corporation headquarters during the beginning of the week of July 20, 2009 and Mr. Koelmel met with Mr. Geraghty and certain of Harleysville National Corporation’s independent directors on the evening of July 21, 2009.

     On the evening of Wednesday, July 22, 2009 First Niagara provided Harleysville National Corporation with a written indication of interest at a price per share of $5.50 in a stock-for-stock transaction with a fixed exchange ratio to be set prior to the signing of definitive documentation. The board of directors of Harleysville National Corporation and Harleysville National Bank met in joint session on the morning of July 23, 2009, at a regularly scheduled meeting attended by representatives of JPMorgan, Dechert LLP and PHJW. The board engaged in extensive discussion of Investor Z and the various potential financial institution acquirers. Members of the company’s management and board of directors voiced concerns over a transaction with Investor Z because of the relatively low price implied by Investor Z’s preliminary indications as well as Investor Z’s proposal that it obtain a majority of the company’s stock on a post-transaction basis. Also, the company’s management underscored that there was no assurance that Investor Z would put forth a firm offer and that any transaction with Investor Z would be accompanied by relatively high levels of execution risk because of the uncertainty surrounding the receipt of required regulatory approvals and Investor Z’s unproven track record in completing similar transactions. The board considered management’s concerns over the adverse effects that the second quarter earnings release and the inability to enter into a transaction or otherwise satisfy the IMCRs by the end of July could have on the company’s liquidity, deposit base, stock price and its ability to enter into such a transaction in the future. The board also engaged in extensive discussion of the possibility and consequences of further regulatory action by the OCC on Harleysville National Corporation and Harleysville National Corporation’s shareholders. The board of directors directed JPMorgan and management to continue diligently cultivating any other possible offers.
     Along with its written offer, First Niagara also provided a draft of the proposed merger agreement which the board discussed at its July 23rd meeting. The proposed merger agreement contained a mechanism that would adjust the exchange ratio downward based upon the amount of delinquent loans (as defined by, and calculated pursuant to, the draft merger agreement) Harleysville National Corporation had prior to the closing date (the “Price Adjustment Mechanism”). At this meeting, representatives of JPMorgan also presented a brief overview of First Niagara, including with respect to its recent financial and stock performance, its current branch locations, recent analyst recommendations, its senior management and recent merger and acquisition activity.
     After discussions about the draft terms with representatives of JPMorgan, Dechert LLP and PHJW, the board instructed Harleysville National Corporation management and advisors to (i) pursue negotiations with First Niagara to increase the per share purchase price, reduce the termination fee proposed by First Niagara, eliminate or modify the Price Adjustment Mechanism and increase the likelihood that the transaction would be consummated; (ii) conduct due diligence on First Niagara in light of the fact that Harleysville National Corporation shareholders would receive First Niagara stock in the proposed transaction, focusing on First Niagara’s ability to integrate multiple transactions (considering First Niagara’s then-pending acquisition of branches from PNC) as well as the combined capital base of Harleysville National Corporation and First Niagara; and (iii) continue to pursue aggressively other available alternative transactions or potential acquirers. In light of the board’s instructions, Harleysville National Corporation management, Dechert LLP, PHJW and First Niagara, along with its legal counsel Luse Gorman Pomerenk & Schick, negotiated the merger agreement from July 23rd through July 27th.
     On July 25, 2009, members of Harleysville National Corporation’s management team traveled to Lockport, New York to meet with representatives of First Niagara. During this meeting, members of Harleysville National Corporation’s management team and Harleysville National Corporation’s legal counsel and representatives of JPMorgan (participating via teleconference) attended business and legal due diligence meetings with management of First Niagara. Over the course of this due diligence trip, Harleysville National Corporation’s management team satisfied itself that First Niagara could effectively integrate multiple acquisitions and that the combined capital base of First Niagara and Harleysville National Corporation would benefit Harleysville National Corporation’s shareholders, depositor and customer base, and other constituencies. Additionally, Harleysville National Corporation’s management noted that First Niagara had access to $150 million in additional capital as a result of the impending consummation of its branch acquisition transaction with PNC.
     On July 26, 2009, the board of directors of First Niagara held a special meeting for the purpose of approving the proposed merger. The board of directors of First Niagara unanimously approved the merger transaction.
     Late in the afternoon of July 26, 2009, Dechert LLP advised Harleysville National Corporation management that it believed negotiations with First Niagara and its advisors over the draft merger agreement were substantially complete. Accordingly, on the evening of July 26, 2009 the board of directors of Harleysville National Corporation reconvened. Representatives of JPMorgan provided the board with a review of the results to date of the search for a private equity investor or a strategic acquirer. Representatives of JPMorgan then reviewed with the Harleysville National Corporation board the financial terms of the First Niagara proposal, including the implied transaction value, form of consideration and the Price Adjustment Mechanism. Representatives of Dechert LLP then discussed with Harleysville National Corporation’s board of directors their legal duties in connection with consideration of a possible strategic transaction and presented an in-depth review of the legal terms of the merger agreement. During this discussion, representatives from Dechert LLP explained that in accordance with the board’s instructions, management and its advisors negotiated for, but did not receive, an increase in the per-share purchase price offered by First Niagara. However, First Niagara did agree to reduce the economic impact of the Price Adjustment Mechanism by modifying the purchase price adjustments triggered by various levels of delinquent loans and by increasing the threshold providing a First Niagara termination right from $300 million to $350 million of delinquent loans and that First Niagara also agreed to other modifications that lessened the risk that the closing conditions to the merger would not be satisfied.
     Representatives of JPMorgan then made a presentation which included discussion of the matters described under “Fairness Opinion of Harleysville National Corporation’s Financial Advisor,” including but not limited to an extensive review of the implied per-share valuation range of Harleysville National Corporation’s common stock. At the conclusion of the presentation, JPMorgan delivered to Harleysville National Corporation’s board of directors its oral opinion, subsequently confirmed in writing, that based upon and subject to the factors and assumptions stated in that opinion, as of such date, the exchange ratio of 0.474 shares of First Niagara stock to be received in respect of each share of Harleysville National Corporation common stock in the transaction was fair to Harleysville National Corporation common shareholders from a financial point of view. The JPMorgan representatives noted that the fairness opinion assumed that the final exchange ratio would be the initial 0.474 exchange ratio and that the level of delinquent loans would not result in any adjustment to that ratio. The board of directors of Harleysville National Corporation and counsel then reviewed and discussed JPMorgan’s fairness opinion, including the fact that the fairness opinion would not address any exchange ratio that may result if the Price Adjustment Mechanism were implicated. Following these discussions and extensive review and discussion among Harleysville National Corporation’s directors, including consideration of the implied per-share valuations presented by JPMorgan and the other factors described under “—Reasons for the Merger; Recommendation of Harleysville National Corporation’s Board of Directors” and consideration of JPMorgan and Dechert LLP’s presentations, Harleysville National Corporation’s board of directors unanimously approved the merger agreement and the transactions contemplated thereby and authorized Harleysville National Corporation’s officers to negotiate the final form of the agreement.
     During the early morning of July 27, 2009, representatives of Harleysville National Corporation and First Niagara management and outside legal advisors worked to finalize the merger agreement and related documents. Thereafter, the parties executed the merger agreement. The transaction was announced prior to the opening of the financial markets in New York City on July 27, 2009.

Recommendation of the Harleysville National Corporation Board of Directors and Reasons for the Merger
     After careful consideration, Harleysville National Corporation’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Harleysville National Corporation and its shareholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, Harleysville National Corporation’s board recommends that Harleysville National Corporation shareholders vote “FOR” adoption of the merger agreement at the Harleysville National Corporation special meeting.
     In reaching its decision, the board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following:
•	The implied value of the merger consideration as of July 26, 2009 of $5.50 for each share of Harleysville National Corporation stock represented a 37.5% premium over the closing price of $4.00 on July 24, 2009, the last trading day before Harleysville National Corporation and First Niagara announced the signing of the merger agreement and the transactions contemplated thereby.

•	The limited strategic alternatives available to Harleysville National Corporation, notwithstanding the exhaustive search and evaluation of alternatives conducted by Harleysville National Corporation management with the assistance of its legal and financial advisors.

•	The execution of the voting agreements, through which each of the members of the board of directors of Harleysville National Corporation agreed to vote in favor of the adoption and approval of the merger agreement and the merger.

•	The unavailability of firm and attractive offers for private capital infusions into Harleysville National Corporation, the expected timing of any private capital infusions, the likelihood that a private capital infusion transaction would not be a long-term solution to Harleysville National Corporation’s financial and regulatory problems, the anticipated substantial ownership dilution to current shareholders that would likely result from a private capital infusion and the fact that the proposed merger consideration represented superior value to current shareholders compared to potential private capital infusion transactions.

•	The assessment of Harleysville National Corporation’s management, advisors and board of directors that Harleysville National Corporation would be unlikely to receive TARP funding.

•	The concern about the effect releasing earnings for the second quarter of 2009 (which would show a net operating loss as well as significantly increased loan losses and non-performing assets) without having met the individual minimum capital ratios (the “IMCRs”) established by the OCC would have on Harleysville National Corporation.

•	The significant amount of time that had passed since Harleysville National Bank had failed to meet the IMCRs.

•	The likelihood of regulatory action in the absence of a transaction and the negative consequences of such action to Harleysville National Corporation’s shareholders and other constituencies.

•	Harleysville National Corporation’s and First Niagara’s respective businesses, operations, financial conditions, asset quality, earnings and prospects. In reviewing these factors, Harleysville National Corporation’s board concluded that First Niagara’s earnings and prospects should result in the combined company having superior future earnings and prospects compared to Harleysville National Corporation’s earnings and prospects on a stand-alone basis.
•	The current and prospective environment in which Harleysville National Corporation operates, which reflects challenging and uncertain banking industry conditions and risks that were likely to persist, including the volatile valuations of certain financial assets and exposures and generally uncertain economic conditions. The board also considered the effect these factors could have on Harleysville National Corporation’s liquidity position and funding capabilities, as well as potential deposit outflows.

•	The current condition of financial markets and historical market prices and volatility with respect to Harleysville National Corporation’s common stock, including the possibility that if Harleysville National Corporation remained a stand-along public company, in the event of a decline in the market price of Harleysville National Corporation’s common stock or the stock market in general, the price that might be received by Harleysville National Corporation’s shareholders in the open market or in a future transaction might be less than the merger consideration.

•	The fact that the receipt of shares of First Niagara common stock by holders of Harleysville National Corporation common stock will not be taxable.

•	The fact that shareholders of Harleysville National Corporation would be able to participate in future dividends, if any, declared and paid by First Niagara.

•	The fact that the merger agreement is not subject to approval by First Niagara’s shareholders which lessens the risk of the merger not being consummated.

•	The ability of Harleysville National Corporation to specifically enforce the terms of the merger agreement.

•	The impact on shareholders, depositors, employees and other constituencies if a depository institution experiences a loss of liquidity that leads to an FDIC receivership.

•	The reputation, business practices and experience of First Niagara and its management.

•	That Harleysville National Corporation shareholders will receive shares of First Niagara common stock in the merger, which would allow Harleysville National Corporation shareholders to participate in a portion of the future performance of the combined Harleysville National Corporation and First Niagara businesses and synergies resulting from the merger, and the value to Harleysville National Corporation’s shareholders represented by that consideration. The board of directors also considered the adequacy of the merger consideration, not only in relation to the current market price of Harleysville National Corporation’s common stock, but also in relation to the historical, present and anticipated future operating results and financial position of Harleysville National Corporation.

•	The likelihood that Harleysville National Corporation and First Niagara would receive the necessary regulatory approvals to complete the transactions contemplated in the merger agreement, including the merger and the bank merger in a timely fashion, and the possibility that other potential partners would have difficulty obtaining necessary approvals.

•	The significant deposit outflows experienced by Harleysville National Corporation during the second quarter of 2009, as well as the net loss from operations of $8.0 million, excluding the non-cash goodwill charge of $214.5 million, experienced by Harleysville National Corporation in the second quarter of 2009.

•	First Niagara’s ability to negotiate and execute a definitive agreement on an expedited basis and risks associated with Harleysville National Corporation continuing to operate without complying with the IMCRs mandated by the OCC.

•	That Harleysville National Corporation has the right to terminate the merger agreement if, subject to First Niagara’s ability to increase the merger consideration, the average of the daily closing sales prices of a share of First Niagara common stock for the five consecutive trading days preceding the date on which all required regulatory approvals required for the merger have been obtained or waived is less than $9.28 per share and certain other per share valuation metrics described in the merger agreement are met.
•	The likelihood and anticipated time of completion of the merger.

•	The arm’s-length negotiations resulting in the merger agreement.

•	The opinion, analyses and presentations of JPMorgan, including the oral opinion of JPMorgan (which subsequently was confirmed in writing), that the exchange ratio was fair, from a financial point of view, to Harleysville National Corporation common shareholders, as well as the implied range of values of Harleysville National Corporation common stock presented by JPMorgan to the board of directors, as described above. For more information, see “— [ ]” beginning on page [ ].
     In addition, Harleysville National Corporation’s board of directors also recognized the following in connection with its decision to adopt the merger agreement:
•	The fact that the consideration received by Harleysville National Corporation’s shareholders could be adjusted downward pursuant to the terms of the merger agreement prior to the closing of the merger in the event delinquent loans (as defined by and calculated in the merger agreement) equal or exceed $237.5 million, and First Niagara has the right to terminate the merger agreement if delinquent loans equal or exceed $350.0 million as of any month end prior to the closing date of the merger (excluding any month end subsequent to February 28, 2010).

•	The fact that the merger agreement obligates Harleysville National Corporation to pay to First Niagara a termination fee of $10.0 million if Harleysville National Corporation terminates the merger agreement to accept a superior proposal, which may deter others from proposing an alternative transaction that may be more advantageous to Harleysville National Corporation’s shareholders.

•	That certain provisions of the merger agreement limit Harleysville National Corporation’s ability to solicit (as opposed to respond to) proposals for alternative transactions.

•	The circumstances under which First Niagara has the right to terminate the merger agreement.

•	That pursuant to the merger agreement, Harleysville National Corporation must generally conduct its business in the ordinary course and Harleysville National Corporation is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement.

•	The fact that Harleysville National Corporation will cease to exist as an independent, publicly traded company.

•	The risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of Harleysville National Corporation and First Niagara.

•	The fact that because the stock consideration in the merger is a fixed exchange ratio of shares of First Niagara common stock to Harleysville National Corporation common stock, Harleysville National Corporation shareholders could be adversely affected by a decrease in the trading price of First Niagara common stock during the pendency of the merger.

•	The potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on Harleysville National Corporation’s business and relations with customers, service providers and other stakeholders, whether or not the merger is consummated.

•	The risks described in the section entitled “Risk Factors” beginning on page [ ].
     Harleysville National Corporation’s board concluded that the anticipated benefits of the merger would outweigh the preceding considerations.

     The reasons set forth above are not intended to be exhaustive, but include material facts considered by the board of directors in approving the merger agreement. Although each member of Harleysville National Corporation’s board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Harleysville National Corporation and its shareholders.
     Harleysville National Corporation’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded the potential positive factors outweighed the potential risks of completing the merger.
     During its consideration of the merger described above, Harleysville National Corporation’s board of directors was also aware that some of its directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as described under “The Merger—Interests of Certain Harleysville National Corporation Directors and Officers in the Merger.”
Fairness Opinion of Harleysville National Corporation’s Financial Advisor
     At the meeting of the board of directors of Harleysville National Corporation on July 26, 2009, JPMorgan rendered its oral opinion to the board of directors of Harleysville National Corporation that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Harleysville National Corporation’s common shareholders. JPMorgan’s opinion assumed, with Harleysville National Corporation’s consent, that the exchange ratio will be 0.474, and that the level of HNC Delinquent Loans (as defined in the merger agreement) will not result in any adjustment thereto. The issuance of JPMorgan’s opinion was approved by a fairness committee of JPMorgan.
     The full text of the subsequently delivered written opinion of JPMorgan dated July 26, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix B to this document and is incorporated herein by reference. Harleysville National Corporation’s shareholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to the board of directors of Harleysville National Corporation, is directed only to the exchange ratio in the merger and does not constitute a recommendation as to how any holder of Harleysville National Corporation common stock should vote with respect to the merger or any other matter. The summary of the opinion of JPMorgan set forth in this document is qualified in its entirety by reference to the full text of such opinion.
     In arriving at its opinion and performing its related financial analyses, JPMorgan, among other things:
•	reviewed the merger agreement;

•	reviewed and discussed with Harleysville National Corporation and First Niagara certain publicly available business and financial information concerning Harleysville National Corporation and First Niagara and the industries in which they operate;

•	reviewed and discussed with Harleysville National Corporation and First Niagara matters relating to their respective liquidity, leverage and capital adequacy;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant;

•	compared the financial and operating performance of Harleysville National Corporation and First Niagara with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Harleysville National Corporation common stock and First Niagara common stock and certain publicly traded securities of such other companies;

•	reviewed and discussed with Harleysville National Corporation certain internal financial analyses and forecasts prepared by the management of Harleysville National Corporation relating to its business;

•	reviewed and discussed with First Niagara the estimated amount and timing of cost savings and related expenses expected to result from the merger, which JP Morgan refers to as synergies;

•	reviewed certain publicly available research analyst reports for First Niagara; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.
     JPMorgan also held discussions with certain members of the management of Harleysville National Corporation and First Niagara with respect to certain aspects of the merger, and the past and current business operations of Harleysville National Corporation and First Niagara, the financial condition and future prospects and operations of Harleysville National Corporation and First Niagara, the effects of the merger (including the synergies) on the financial condition and future prospects of Harleysville National Corporation and First Niagara and certain other matters JPMorgan believed necessary or appropriate to its inquiry.
     JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by Harleysville National Corporation and First Niagara or otherwise reviewed by or for JPMorgan and JPMorgan did not independently verify any such information or its accuracy or completeness. JPMorgan did not review individual credit files of Harleysville National Corporation or First Niagara, and did not conduct or was not provided with any valuation or appraisal of any assets or liabilities (including any derivative or off-balance sheet liabilities) of Harleysville National Corporation or First Niagara, nor did JPMorgan evaluate the solvency of Harleysville National Corporation or First Niagara under any state or federal laws relating to bankruptcy, insolvency or similar matters. JPMorgan is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for credit losses with respect thereto and, accordingly, JPMorgan did not make an independent evaluation of the adequacy of the allowance for credit losses of Harleysville National Corporation or First Niagara and JPMorgan assumed, with Harleysville National Corporation’s consent, that the respective allowances for credit losses for both Harleysville National Corporation and First Niagara, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to it by Harleysville National Corporation or derived therefrom, JPMorgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Harleysville National Corporation to which such analyses or forecasts relate. The management of First Niagara did not make available to JPMorgan its forecasts of the future financial performance of First Niagara. With Harleysville National Corporation’s consent, JPMorgan’s review of First Niagara was limited to publicly-available information and a discussion with the management of First Niagara regarding the past and current business operations, financial condition and future prospects of First Niagara, which included a discussion of publicly-available estimates issued by certain research analysts with respect to First Niagara. JPMorgan also assumed, at Harleysville National Corporation’s direction and with its consent, that the synergies and the First Niagara consensus earnings estimates used in JPMorgan’s analyses will be realized in the amounts and at the times contemplated thereby. JPMorgan expressed no view as to any analyses, forecasts, estimates or synergies referred to above, or the assumptions on which they were based. JPMorgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement. JPMorgan also assumed that the representations and warranties made by Harleysville National Corporation and First Niagara in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis and that the covenants and agreements contained therein will be performed in all respects material to its analysis. JPMorgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to Harleysville National Corporation with respect to such issues. JPMorgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Harleysville National Corporation or First Niagara or on the contemplated benefits of the merger.
     JPMorgan’s opinion was based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. It should be understood that subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Harleysville National Corporation common stock of the exchange ratio in the proposed merger, and JPMorgan has expressed no opinion as to the fairness of the merger to, or any consideration to be paid to, the holders of any other class of securities, creditors or other constituencies of Harleysville National Corporation or as to the underlying decision by Harleysville National Corporation to engage in the merger. Furthermore, JPMorgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio applicable to the holders of Harleysville National Corporation common stock in the merger or with respect to the fairness of any such compensation. JPMorgan expressed no opinion as to the price at which Harleysville National Corporation common stock or First Niagara common stock will trade at any future time.
     In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by JPMorgan, nor does the order of analyses described represent relative importance or weight given to those analyses by JPMorgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary. The tables along do not constitute a complete description of JPMorgan’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by JPMorgan.

     The projections furnished to JPMorgan for Harleysville National Corporation and used in JPMorgan’s financial analyses were prepared by the management of Harleysville National Corporation. Harleysville National Corporation does not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates as well as the challenges and risks facing Harleysville National Corporation discussed below under “Situation Overview”. Accordingly, actual results could vary significantly from those set forth in such projections.
     Situation Overview. Harleysville National Corporation’s management discussed with JPMorgan numerous interrelated challenges facing Harleysville National Corporation as of July 26, 2009 and advised JPMorgan that Harleysville National Corporation had been negatively affected in a significant manner by, and continued to have considerable exposure to, risks related to its recent financial performance and credit issues, including the impact thereof on capital and liquidity. The challenges that Harleysville National Corporation’s management discussed with JPMorgan included, among others, the previously announced action by the OCC requiring Harleysville National Corporation’s bank subsidiary to meet certain enhanced individual minimum capital ratios by June 30, 2009, Harleysville National Corporation’s inability to successfully complete, and its limited prospects to complete in the near term, its previously announced strategic initiative to raise capital to protect against future losses, and that Harleysville National Corporation had been facing significant liquidity pressures in recent months including requirements by certain business counterparties and liquidity providers that Harleysville National Corporation provide collateral or additional collateral to support its obligations to such counterparties and liquidity providers. Harleysville National Corporation’s management also advised JPMorgan of its belief that the failure to quickly take action to resolve these capital and liquidity pressures could substantially impair Harleysville National Corporation’s ability to operate in the normal course and could also lead to further and more severe regulatory actions that could materially adversely impact Harleysville National Corporation. JPMorgan performed its financial analyses with a view towards these challenges and the several risks facing Harleysville National Corporation, as well as management’s concern that these adverse events could continue and worsen.
     Implied Value. Based upon an assumed exchange ratio of 0.474 and the $11.74 closing market price of First Niagara common stock on July 24, 2009, JPMorgan calculated that the implied value of the aggregate consideration was $5.56 per share of Harleysville National Corporation common stock. This implied value represents approximately a 39% premium to the July 24, 2009 closing market price of Harleysville National Corporation common stock of $4.00 and a 31% premium to the previous two week’s (July 13, 2009 to July 24, 2009) volume weighted average price of Harleysville National Corporation common stock. The implied offer price also represented a multiple of 1.22x the price to tangible book value per share and a core deposit premium of 1.3%.
     Harleysville National Corporation Historical Trading Analysis. In addition, JPMorgan reviewed the share price trading history of Harleysville National Corporation common stock for the one-year period beginning on July 24, 2008 and ending on July 24, 2009. During this period, JPMorgan noted that Harleysville National Corporation common stock traded as low as $3.61 and as high as $20.60, as compared to the closing price of Harleysville National Corporation common stock on July 24, 2009 of $4.00.
     Harleysville National Corporation Selected Companies Analysis. Using publicly available information, JPMorgan compared selected financial and market data of Harleysville National Corporation with similar data for the following companies:

Selected Companies (primary peers shown in bold)
F.N.B. Corporation
First Commonwealth Financial Corp.
Fulton Financial Corp.
National Penn Bancshares Inc.
S&T Bancorp Inc.
Sandy Spring Bancorp Inc.
Susquehanna Bancshares, Inc.
Wilmington Trust Corporation
     JPMorgan calculated and compared various financial multiples and ratios based on publicly available financial data as of June 30, 2009 (or March 31, 2009 if June 30 data was unavailable) and market data as of July 24, 2009. With respect to the selected companies, the information JPMorgan presented included:
•	price as a percentage of the selected company’s 52-week high;

•	multiple of price to I/B/E/S estimated earnings per share for 2009 and 2010; and

•	multiple of price to stated book value and tangible book value per share.
     Set forth below are observations that resulted from the comparison of the data related to the selected companies described above:

	Harleysville
	National		All Selected Companies			Primary Peers
	Corporation		Median		Low/High Range	Low/High Range
% of 52-week high	19.4%		28.4%		16.0% - 57.1%	16.0% - 36.3%
Price to 2009 EPS	10.1	x	19.8	x	13.0x - 44.3x	18.4x - 30.9x
Price to 2010 EPS	5.0	x	10.8	x	8.2x - 31.4x	8.2x - 15.6x
Price to Book Value	0.37	x	0.76	x	0.23x - 0.83x	0.23x - 0.72x
Price to Tangible Book Value	0.87	x	1.15	x	0.65x - 1.46x	0.65x - 1.14x
     Selected Transaction Analysis. Using publicly available information, JPMorgan examined the following post-October 1, 2008 transactions involving a U.S. bank holding company or thrift as a target company. Due to a lack of comparable transactions in 2009, all of the selected transactions were announced in 2008. The following is a list of those specified transactions:

Announcement Date	Acquirer	Target
December 3, 2008	Capital One Financial Corp.	Chevy Chase Bank, F.S.B.
October 24, 2008	The PNC Financial Services Group, Inc.	National City Corporation
October 13, 2008	Banco Santander, S.A.	Sovereign Bancorp, Inc.
October 3, 2008	Wells Fargo & Company	Wachovia Corporation
     For each of the selected transactions, JPMorgan examined:
•	the multiple of the implied transaction price to book value;

•	the multiple of the implied transaction price to tangible book value;

•	the price as a multiple of management's projections of the current year earnings per share; and

•	the premium to core deposits.
     Set forth below are observations that resulted from the comparison of the data related to the selected transactions described above:

			Implied Valuation
	Low/High Range	Median	Per Share
Price to Book Value	0.29x - 0.59x	0.37x	$3.90
Price to Tangible Book Value	0.36x - 0.76x	0.61x	$2.76
Price to Current Year EPS(1)	5.2x - 5.2x	5.2x	NM
Core Deposit Premium (%)	NM	NM	NM

(1)	Data only available for one of the selected transactions
     Harleysville National Corporation Stand Alone Dividend Discount Analysis. JPMorgan calculated a range of implied values for the Harleysville National Corporation common stock implied by discounting to present values estimates of Harleysville National Corporation’s future dividend stream and terminal value. In performing its analysis, JPMorgan utilized the following assumptions, among others:
•	cash flow projections for 2009 to 2014 based on Harleysville National Corporation management’s estimates;

•	5% long-term earnings growth rate;

•	5% asset growth rate;

•	December 31, 2009 valuation date;

•	terminal value of Harleysville National Corporation common stock at the end of 2014 based on a price to earnings multiple range of 9.0x to 11.0x;

•	base case loss estimates of $175 million;

•	discount rates from 12.0% to 14.0% to calculate the present value of the dividend stream and terminal values;

•	target tangible common equity to tangible asset ratio of 6%; and

•	35% tax rate.
     These calculations resulted in a range of implied values of $2.65 to $4.92 per share of Harleysville National Corporation common stock, as illustrated by the following table:

	Terminal Multiple
Discount Rate	9.0x	10.0x	11.0x
12.0%	$3.69	$4.30	$4.92
14.0%	$3.14	$3.70	$4.26
16.0%	$2.65	$3.16	$3.67
     JPMorgan also sensitized its analysis based on additional loan loss provisions of $0, $50 million and $150 million beyond those included in the current Harleysville National Corporation management projections. These calculations resulted in a range of implied values of $2.14 to $4.30 per share of Harleysville National Corporation common stock, as illustrated by the following table:

	Discount Rate
Additional Provisions	12.0%	14.0%	16.0%
$0	$4.30	$3.70	$3.16
$50	$3.80	$3.20	$2.65
$150	$3.29	$2.69	$2.14
     First Niagara Financial Group, Inc. Historical Trading Analysis. JPMorgan reviewed the share price trading history of First Niagara common stock for the one-year period beginning on July 24, 2008 and ending on July 24, 2009. During this period, JPMorgan noted that First Niagara common stock traded as low as $9.48 and as high as $22.39, as compared to the closing price of First Niagara common stock on July 24, 2009 of $11.74.
     First Niagara Financial Group, Inc. Selected Companies Analysis. Using publicly available information, JPMorgan compared selected financial and market data of First Niagara with similar data for the following companies:
Selected Companies
Community Bank System Inc.
F.N.B. Corporation
FirstMerit Corp.
NBT Bancorp, Inc.
New Alliance Bancshares Inc.
People’s United Financial Inc.
Signature Bank
     JPMorgan calculated and compared various financial multiples and ratios based on publicly available financial data as of June 30, 2009 (or March 31, 2009 if June 30 data was unavailable) and market data as of July 24, 2009. The financial data provided for First Niagara is pro forma based on its pending previously announced acquisition of certain National City branches. With respect to the selected companies, the information JPMorgan presented included:
•	price as a percentage of the selected company’s 52-week high;

•	multiple of price to I/B/E/S estimated earnings per share for 2009 and 2010; and

•	multiple of price to stated book value and tangible book value per share.
     Set forth below are observations that resulted from the comparison of the data related to the selected companies described above:

	First Niagara
	Financial Group,		Selected Companies
	Inc.		Median		Low/High Range
% of 52-week high	52.4%		59.7%		31.4% - 72.4%
Price to 2009 EPS	21.0	x	21.7	x	13.0x - 50.8x
Price to 2010 EPS	13.8	x	16.2	x	10.7x - 40.4x

Price to Book Value	0.92	x	1.04	x	0.76x - 1.69x
Price to Tangible Book Value	1.75	x	1.61	x	1.46x - 2.48x
     First Niagara Financial Group, Inc. Stand Alone Dividend Discount Analysis. JPMorgan calculated a range of implied values for First Niagara common stock implied by discounting to present values equity research estimates for First Niagara’s future dividend stream and terminal value. In performing its analysis, JPMorgan utilized the following assumptions, among others:
•	cash flow projections from 2009 to 2014 based on I/B/E/S consensus estimates;

•	8.0% long-term earnings growth rate;

•	5.0% asset growth rate;

•	December 31, 2009 valuation date;

•	terminal value of First Niagara common stock at the end of 2014 based on a price to earnings multiple range of 11.0x to 13.0x;

•	discount rate from 10% to 12%;

•	target tangible common equity to tangible asset ratio of 6%;

•	constant $0.14 quarterly dividend; and
     35% tax rate.

     These calculations resulted in a range of implied values of $11.65 to $14.16 per share of First Niagara common stock, as illustrated by the following table:

	Terminal Multiple
Discount Rate	11.0x	12.0x	13.0x
10%	$12.54	$13.35	$14.16
11%	$12.08	$12.86	$13.63
12%	$11.65	$12.39	$13.13
     JPMorgan also sensitized its analysis using a range of long-term earnings growth percentages from 7.0% to 9.0%. These calculations resulted in a range of implied values of $12.12 to $13.64 per share of First Niagara common stock, as illustrated by the following table:

	Long-term earnings growth percentage
Discount Rate	7.0%	8.0%	9.0%
10.0%	$13.06	$13.35	$13.64
11.0%	$12.58	$12.86	$13.14
12.0%	$12.12	$12.39	$12.66
     Historical Exchange Ratio Analysis. JPMorgan compared the historical share prices of Harleysville National Corporation common stock and First Niagara common stock during different periods between July 2008 and July 2009 and calculated the implied average exchange ratios during these time periods and calculated the implied offer price, the implied premium to current price and the implied Harleysville National Corporation ownership based on the these implied average exchange ratios. Set forth below are observations that resulted from the comparison of the historical share prices:

					Implied Harleysville
				Implied premium to	National Corporation
Time period	Average Exchange Ratio		Implied Offer Price	July 24, 2009 price	ownership
July 24, 2009	0.341	x	$4.00	0.0%	8.9%
1-week	0.368	x	$4.32	7.9%	9.6%
10-day	0.364	x	$4.28	7.0%	9.5%
20-day	0.376	x	$4.42	10.4%	9.8%
1-month	0.387	x	$4.54	13.5%	10.0%
3-month	0.497	x	$5.83	45.8%	12.5%
6-month	0.561	x	$6.59	64.8%	13.9%
12-month	0.753	x	$8.85	121.1%	17.8%
12-month high	1.108	x	$13.01	225.2%	24.1%
12-month low	0.321	x	$3.76	(5.9%)	8.4%
Offer	0.474		$5.56	39.0%	12.0%
     Pro Forma Analyses. JPMorgan prepared an illustrative analysis of the implied pro forma equity value of First Niagara common stock after giving effect to the merger. This pro forma equity value was calculated by adding the Harleysville National Corporation and First Niagara stand-alone present values from the dividend discount valuation ($159 million and $1,928 million, respectively) to the present value of expected synergies ($83 million) which resulted in an aggregate pro forma equity value of $2,170 million or $12.74 per share. The $83 million in synergies was comprised of annual synergies of $15 million, net of restructuring charges, phased in 75% in 2010 and 100% thereafter, assuming 3% perpetuity growth. JPMorgan also assumed, as instructed by Harleysville National Corporation management, a First Niagara capital raise of $75 million in common equity at market, which would reduce the per share pro forma equity value to $12.70 per share.
     The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Harleysville National Corporation or First Niagara, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of Harleysville National Corporation or First Niagara, as applicable. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Harleysville National Corporation or First Niagara, as applicable and the transactions compared to the merger.
     The merger consideration was determined through arms-length negotiations between Harleysville National Corporation and First Niagara and was approved by Harleysville National Corporation’s board of directors. Although JPMorgan provided advice to Harleysville National Corporation during these negotiations, JPMorgan did not recommend any specific amount of consideration to Harleysville National Corporation or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.
     As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Harleysville National Corporation with respect to the merger on the basis of such experience and its familiarity with Harleysville National Corporation.
     Pursuant to an engagement letter dated June 17, 2009, as amended on July 15, 2009, Harleysville National Corporation retained JPMorgan as its financial advisor in connection with the proposed merger. For services rendered in connection with the merger, Harleysville National Corporation has agreed to pay JPMorgan a fee of $4 million plus 1.5% of the value of any merger consideration in excess of $200 million, of which $1 million became payable when JPMorgan delivered its opinion to the Harleysville National Corporation board of directors and the balance of which is contingent upon consummation of the merger. In addition, Harleysville National Corporation has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.
     During the two years preceding the date of its opinion, JPMorgan and its affiliates have had commercial or investment banking relationships with Harleysville National Corporation and First Niagara, respectively, for which it and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor for Harleysville National Corporation beginning in January, 2009; providing securities, trading and foreign exchange services

(primarily providing interest rate swaps), credit services, treasury and security services, and other miscellaneous financial services to Harleysville National Corporation; and providing securities, trading and foreign exchange services (primarily providing interest rate swaps) and treasury and security services to First Niagara. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Harleysville National Corporation or First Niagara for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.
Employee Matters
     The merger agreement provides that First Niagara will review all Harleysville National Corporation compensation and employee benefit plans that do not otherwise terminate (whether pursuant to the terms of any such plan or the merger agreement) to determine whether to maintain, terminate or continue such plans. In the event employee compensation or benefits as currently provided by Harleysville National Corporation or Harleysville National Bank are changed or terminated by First Niagara, First Niagara has agreed to provide compensation and benefits to continuing employees that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated First Niagara (or applicable First Niagara subsidiary) employees, as of the date of any such compensation or benefit is provided.
     All Harleysville National Corporation employees who become participants in any of the First Niagara compensation or benefit plans will be given credit for service at Harleysville National Corporation or its subsidiaries for eligibility to participate in and the satisfaction of vesting requirements (but not for pension benefit accrual purposes) under First Niagara’s compensation and benefit plans (but not for any purpose under the First Niagara employee stock ownership plan). In addition, all employees of Harleysville National Corporation or any subsidiary who cease participation on a Harleysville National Corporation health plan and become participants in a comparable First Niagara health plan will receive credit for any co-payment and deductibles paid under Harleysville National Corporation’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the First Niagara health plan. Further, any coverage limitation under the First Niagara health plan due to any pre-existing condition will be waived to the degree that such condition was covered by the Harleysville National Corporation health plan and such condition would otherwise be covered under the First Niagara health plan.
     Any employee of Harleysville National Corporation or any subsidiary who is not a party to an employment agreement, change in control agreement or other arrangement that provides for severance benefits and whose employment is terminated at or before the effective time of the merger or within six months following the effective time of the merger, will receive severance benefits in accordance with Harleysville National Corporation’s severance practice in effect on the date of the merger agreement.
     First Niagara has agreed to honor all obligations under all employment, consulting and change in control agreements applicable to employees of Harleysville National Corporation and its subsidiaries, but is not obligated under the merger agreement to maintain the employment of any particular individual after the merger is consummated. See “Interests of Harleysville National Corporation’s Directors and Executive Officers In the Merger” below for a discussion of the employment agreements and other compensation arrangements applicable to directors and executive officers of Harleysville National Corporation that will be honored by First Niagara.
Dissenters Rights
     Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances. Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters rights if, as of the record date, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Consequently, because shares of Harleysville National Corporation’s common stock are traded on Nasdaq as of the record date, you will not have the right to exercise dissenters’ rights. If the merger agreement is adopted and the merger is completed, shareholders who voted against the adoption of the merger agreement will be treated the same as shareholders who voted to adopt the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.
Interests of Harleysville National Corporation’s Directors and Officers In the Merger
     The following table sets forth the estimated potential severance benefits to Harleysville National Corporation’s most highly compensated executive officers on termination of employment following a change in control as well as the total number of outstanding options (including the number of unvested options) held by such executive officers:

	Estimated
	Potential
	Severance
	on					Weighted
	Termination	Health	Total	Weighted Average	Number	Average
	Following a	Benefits	Number of	Exercise Price for	of	Exercise Price
	Change in	Payment	Outstanding	Outstanding	Unvested	for Unvested
Executive	Control	Period	Options	Options	Options	Options
Paul D. Geraghty	$931,500	24 months	75,000	$14.20	75,000	$14.20
Demetra M. Takes	$619,920	24 months	48,022	$19.14	28,005	$15.61
Brent L. Peters	$592,000	24 months	21,053	$14.06	21,053	$14.06
Joseph D. Blair	$550,000	24 months	19,559	$14.06	19,559	$14.06
George S. Rapp	$456,000	24 months	19,198	$15.85	15,229	$14.80
     These estimated amounts above assume a termination date as of the closing of the merger and that no individual exercised any options in the interim period.
     Acceleration of Vesting of Option Awards. Under the terms of the merger agreement, all options, including those held by directors and executive officers, will become immediately vested and exercisable and will be converted into fully vested and exercisable options to purchase shares of common stock of First Niagara. Please see “Treatment of Harleysville National Corporation Stock Options and Other Equity Arrangements.”
     Employment Agreements with Paul Geraghty, George Rapp, Brent Peters, James McGowan, Lewis Cyr, Joseph Blair, Louis Spinelli, Demetra Takes, and Ammon Baus. Following the completion of the merger, First Niagara has agreed to honor the existing employment agreements between Harleysville Management Services, LLC and each of Messrs. Geraghty, Rapp, Peters, McGowan, Cyr, Blair and Spinelli the existing employment agreement between Harleysville National Corporation, Harleysville National Bank and Ms. Takes and the employment agreement between Mr. Baus and Willow Financial Bank, as assumed by Harleysville National Corporation. The consummation of the merger constitutes a change in control for purposes of the employment agreements.
     With respect to Messrs. Geraghty, Rapp, Peters, McGowan, Cyr, Blair, Spinelli, and Ms. Takes, the employment agreements provide that following the merger in the event of the executives’ involuntary termination for reasons other than cause, or constructive resignation at anytime during the remaining term of the executives’ existing agreements, the executives will be entitled to a severance payment equal to two times their highest annual base salary, payable in 24 equal monthly installments following their date of termination. For Messrs. Geraghty and Cyr, their severance payments will equal two times their highest annual base salary, plus the highest rate of bonus paid to them during the previous two years prior to the merger. For Mr. Spinelli, his severance payment will be one times his highest annual base salary, payable in 12 equal monthly installments following his date of termination. In addition, First Niagara will reimburse the executives for the monthly cost to obtain substantially similar employee benefits to what they are currently receiving, until the earlier of 24 months (12 months for Mr. Spinelli) following their date of termination or until they secure substantially similar benefits through other employment.
     Mr. Baus’ employment agreement with Willow Financial Bank, as assumed by Harleysville National Corporation, provides that, if his employment is involuntarily terminated without cause or for good reason within 12 months following the merger, he will be entitled to receive a lump sum payment equal to two times his “average annual compensation,” defined as the average amount of base salary and cash bonus paid to him during the most recent five calendar years preceding the year during which his termination occurs plus an amount equal to the projected cost of providing employee benefits (other than welfare benefits) for the 12 months following his termination of employment. In addition, First Niagara will provide continued welfare benefits until the earlier of 12 months following his termination date or until he secures substantially similar benefits through other employment.
     The employment agreements also provide that in the event that any severance payments or benefits constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, such benefits will be reduced accordingly to avoid penalties.
     Employment Agreements with Malcolm Cowen, Thomas Scalici, and John Yaissle. Following the consummation of the merger, Messrs. Cowen, Scalici, and Yaissle will fully vest in their benefits under their Incentive Compensation Pool Agreements. As a result, Messrs. Cowen, Scalici, and Yaissle will be paid $421,200, $280,000, and $702,000, respectively, within 60 days following the merger. In addition, following the merger, in the event of the executives’ constructive resignation during the remaining term of their agreements, the executives will be entitled to a severance payment equal to two times their base salary, payable in 24 equal monthly installments following their date of termination, and continued participation in First Niagara’s employee benefit plans until the earlier of 12 months following their date of termination or until they secure substantially similar benefits through other employment.
     Change in Control Agreements for Stephen Murray and Randy McGarry. Following the completion of the merger, First Niagara has agreed to honor the existing change in control agreements between Harleysville Management Services, LLC and Messrs. Murray and McGarry. Payments for Mr. Murray are triggered under the change in control agreement in the event of his involuntary termination for reasons other than cause, or constructive resignation within 12 months following the merger, which constitutes a “change in control” for purposes of the change in control agreements. For Mr. McGarry, payments are triggered under his agreement in the event of his involuntary termination for reasons other than for cause within 24 months following the merger or in the event of his constructive resignation within 12 months following the merger. Upon their termination date, the executives will be entitled to a severance payment equal to their current monthly base salary payable for three months for Mr. Murray and 12 months for Mr. McGarry, plus a pro-rata bonus for the year of termination. In addition, the executives will be eligible to continue to participate in First Niagara’s employee benefit plans until the earlier of three months for Mr. Murray and 12 months for Mr. McGarry following the executive’s date of termination or the date on which they obtain substantially similar benefits through other employment.
     The change in control agreements also provide that in the event that any severance payments or benefits constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, such benefits will be reduced accordingly to avoid the imposition of an excise tax.
     Harleysville Management Services, LLC Supplemental Executive Benefit Agreements for Paul Geraghty and James McGowan; Harleysville National Bank Supplemental Executive Benefit Agreement for Demetra Takes. Following the completion of the merger, First Niagara Financial Group, Inc. has agreed to honor the existing Harleysville Management Services, LLC Supplemental Executive Benefit Agreements for each of Mr. Geraghty and Mr. McGowan, and also the Harleysville National Bank Supplemental Executive Benefit Agreement for Ms. Takes. Under Mr. Geraghty’s agreement, upon his retirement on or after attaining age 65, he will be entitled to receive an annual SERP benefit equal to 60% of the sum of his annual base salary for the year prior to his retirement plus the average of the last three years’ bonuses, offset by (i) 50% of his annual social security benefit, and (ii) 100% of his projected annual income from his 401(k) plan employer matching contributions. Under the supplemental retirement agreements for Mr. McGowan and Ms. Takes, upon the executives’ retirement on or after attaining age 65, the executives will be entitled to a supplemental retirement benefit equal to a percentage (16% for Mr. McGowan and 50% for Ms. Takes) of their average annual compensation that was earned during the five previous calendar years, offset by (i) 50% of their annual social security retirement benefit, (ii) 100% of their annual defined pension benefit, and (iii) 100% of their projected annual income from their 401(k) plan employer matching contributions.
     Under each supplemental retirement agreement, if the executive’s employment terminates within 12 months following the merger (which constitutes a change in control for purposes of each agreement), their supplemental retirement benefit will vest in full. Payment of the annual supplemental benefit will commence on the first day of the first month following the executive’s 65th birthday, and will be payable in equal monthly installments over their lifetime, with a minimum payout of 120 months (180 months for Mr. Geraghty).

     Willow Financial Bancorp, Inc. Supplemental Executive Benefit Agreement for Donna Coughey, as assumed by Harleysville National Corporation. First Niagara has agreed to honor the outstanding benefit obligations under the Willow Financial Bancorp, Inc. Supplemental Executive Benefit Agreement for Ms. Coughey, who is currently in pay status. These obligations will be unchanged as a result of the merger. Following the closing date of the merger, First Niagara will be obligated to pay Ms. Coughey her outstanding four annual installment payments of $59,263.
     East Penn Bank Supplemental Executive Retirement Plan Agreement for Brent Peters, as assumed by Harleysville National Corporation. First Niagara has agreed to honor the outstanding benefit obligations under the East Penn Bank Supplemental Executive Retirement Plan Agreement for Brent Peters. These obligations will be unchanged as a result of the merger. Following Mr. Peters’ retirement from employment with Harleysville National Corporation, Mr. Peters will be entitled to receive 15 annual installment payments of $60,000, which will commence on the first day of the first month following his retirement date.
     The Harleysville National Bank Supplemental Executive Retirement Benefit Agreement for Walter Daller, Jr. First Niagara has agreed to honor the outstanding benefit obligations under the Harleysville National Bank Supplemental Executive Retirement Benefit Agreement for Mr. Daller, who is currently in pay status. These obligations will be unchanged as a result of the merger. Following the closing date of the merger, First Niagara will be obligated to pay Mr. Daller his outstanding 62 monthly installment payments of $33,487.
     The Harleysville National Bank Directors Deferred Fee Plan. First Niagara has agreed to honor the outstanding benefit obligations under the Harleysville National Bank Directors Deferred Fee Plan to Walter Daller, Jr. and two former directors of Harleysville National Bank. These obligations will be unchanged as a result of the merger. Following the closing date of the merger, First Niagara will be obligated to pay the outstanding 110 monthly installment payments of $5,538 to Mr. Daller, as well as the monthly installment payments owed to the former directors.

     Other. In addition to the foregoing, Harleysville National Corporation and its subsidiaries are parties to change in control agreements and deferred compensation arrangements with certain current and former officers and employees, and former directors. Upon the completion of the merger, First Niagara will assume liability for payments under such compensation arrangements.
     Arrangements of Certain Harleysville National Corporation Officers with First Niagara Financial Group, Inc. Steve Murray and Tracie Young have been offered retention bonuses by First Niagara, in return for their continued provision of services through a specified date following the completion of the merger, payable in a lump sum following their date of termination. If the executive is offered a position with First Niagara, he or she will not be entitled to receive the retention bonus. The terms of the retention bonuses, including the bonus amounts, have not been finalized. Any retention bonus would be effective upon the completion of the merger.
     Indemnification. Pursuant to the merger agreement, First Niagara has agreed that from and after the effective date of the merger through the sixth anniversary thereof, it will indemnify, defend and hold harmless each present and former officer, director or employee of Harleysville National Corporation and its subsidiary (ad defined in the merger agreement) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments and amounts that are paid in settlement (with the approval of First Niagara, which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Harleysville National Corporation or its subsidiary if such claim pertains to any matter of fact arising, existing or occurring at or before the closing date to the fullest extent to which directors and officers of Harleysville National Corporation are entitled under applicable law, First Niagara’s Certificate of Incorporation and Bylaws, Harleysville National Corporation Certificate of Incorporation and bylaws, or other applicable law in effect on the date of the merger agreement (and First Niagara will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted to under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification).
     Directors’ and Officers’ Insurance. First Niagara has further agreed, for a period of six years after the effective date, to cause the persons serving as officers and directors of Harleysville National Corporation immediately prior to the effective date to continue to be covered by Harleysville National Corporation’s current directors’ and officers’ liability insurance policy (provided that First Niagara may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such. First Niagara is not required to spend more than 200% of the annual cost currently incurred by Harleysville National Corporation for its insurance coverage.
Management and Operations of Harleysville National Corporation and Harleysville National Bank After the Merger
     Upon consummation of the merger between Harleysville National Corporation and First Niagara, Harleysville National Bank will be merged into First Niagara Bank and its separate existence will cease.

The directors and officers of First Niagara and First Niagara Bank immediately prior to the merger will continue to be its directors and officers.
Effective Date of Merger
     The parties expect that the merger will be effective during the first quarter of 2010 or as soon as possible after the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods, but no earlier than January 4, 2010. The merger will be completed legally by the filing of the certificate of merger with the Secretary of State of the State of Delaware and with the Pennsylvania Department of State. If the merger is not consummated by July 31, 2010, the merger agreement may be terminated by either Harleysville National Corporation or First Niagara, unless the failure to consummate the merger by this date is due to the breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement. See “Conditions to the Merger” below.
Litigation Related to the Merger
     Beginning on July 28, 2009, seven lawsuits were commenced in The Court of Common Pleas of Montgomery County and The Court of Common Pleas of Philadelphia County in Pennsylvania by Harleysville National Corporation shareholders challenging Harleysville National Corporation’s proposed merger with First Niagara.
     In the three purported class actions filed in The Court of Common Pleas of Montgomery County (No. 09-23331, 09-23764 and 09-23602), the plaintiffs alleged that the Harleysville National Corporation board of directors breached its fiduciary duties to Harleysville National Corporation shareholders by failing to maximize shareholder value in approving the merger agreement with First Niagara. In addition, two of these purported class actions (09-23331 and 09-23764) alleged that Harleysville National Corporation and First Niagara aided and abetted this alleged breach of fiduciary duty.
     In the four shareholder derivative complaints filed in The Court of Common Pleas of Philadelphia County (No. 09704227, 090800490, 09081172 and 09080094), the plaintiffs asserted that the Harleysville National Corporation directors breached their fiduciary duties by failing to maximize shareholder value in approving the merger agreement with First Niagara. In addition, three of these shareholder derivative complaints (090800490, 09081172 and 09080094) alleged that the Harleysville directors abused their control of the corporation and engaged in gross mismanagement by approving the merger agreement with First Niagara.
     All of these actions seek, among other things, to enjoin the defendants from consummating the proposed merger on the agreed upon terms.
On August 27, 2009, the Harleysville National Corporation defendants filed a Motion for Coordination, Consolidation and Transfer (the “Coordination Motion”) in The Court of Common Pleas of Montgomery County, seeking to coordinate and consolidate all seven (7) actions in one court. On September 11, 2009, the Court ordered all seven (7) actions stayed pending the Court’s decision on the Coordination Motion. As of           , the Coordination Motion is still pending and all actions related to the merger are stayed.
     Harleysville National Corporation and First Niagara believe these lawsuits are without merit.

Conduct of Business Pending the Merger
     The merger agreement contains various restrictions on the operations of Harleysville National Corporation before the effective time of the merger. In general, the merger agreement obligates Harleysville National Corporation to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises. In addition, Harleysville National Corporation has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of First Niagara, it will not, among other things:
•	change or waive any provision of its Certificate of Incorporation or Bylaws, or appoint a new director to the board of directors;

•	change the number of authorized or issued shares of its capital stock, issue any shares of Harleysville National Corporation common stock, make any grant or award under the Harleysville National Corporation option plans, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that Harleysville National Corporation may pay its normal quarterly dividend in the amount of $0.01 per share with respect to shares of outstanding Harleysville National Corporation common stock, with record and payment dates consistent with past practice (provided the declaration of the last quarterly dividend by Harleysville National Corporation prior to the date the transaction is completed and the payment thereof shall be coordinated with First Niagara so that the holders of Harleysville National Corporation common stock do not receive dividends on both Harleysville National Corporation common stock and First Niagara common stock or fail to receive a dividend on at least one of the Harleysville National Corporation common stock or First Niagara common stock received in the merger in respect of such quarter).

•	enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

•	make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•	grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice to non-officer employees;

•	enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•	change any method, practice or principle of accounting, except as may be required from time to time by Generally Accepted Accounting Principles (without regard to any optional early adoption date) or any bank regulator responsible for regulating Harleysville National Corporation or Harleysville National Bank;

•	purchase any equity securities, or purchase any securities other than securities (i) rated “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount of not more than $5,000,000, (iii) with a weighted average life of not more than two years and (iv) otherwise in the ordinary course of business consistent with past practice;

•	make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of $1.0 million for a commercial real estate loan or $3.5 million for a commercial business loan, or in excess of $500,000 for a residential loan. In addition, the prior approval of First Niagara is required with respect to the foregoing: (i) any new loan or credit facility commitment in an amount of $1.5 million or greater to any borrower or group of affiliated borrowers whose credit exposure with Harleysville National Bank, Harleysville National Corporation or any Harleysville National Corporation subsidiary, in the aggregate, exceeds $7.5 million prior thereto or as a result thereof; and (ii) any new loan or credit facility commitment in excess of $100,000 to any person residing, or any property located, outside of the Commonwealth of Pennsylvania;

•	make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date of the merger agreement and expenditures necessary to maintain existing assets in good repair;

•	purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

•	enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Harleysville National Corporation or Harleysville National Bank of more than $25,000 annually, or containing any financial commitment extending beyond 24 months from the date of the merger agreement; or

•	pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate, provided that Harleysville National Corporation may charge-off through settlement, compromise or discharge up to 7% of the outstanding principle balance of any Harleysville National Corporation delinquent loan.
     In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.
Representations and Warranties
     The merger agreement contains a number of customary representations and warranties by First Niagara and Harleysville National Corporation regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:
•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in filings with governmental entities in connection with the merger agreement;

•	the existence, performance and legal effect of certain contracts (Harleysville National Corporation only);

•	no violations of law by either company;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.
     All representations, warranties and covenants of the parties, other than those covenants and agreements which by their terms apply in whole or part after the consummation of the merger, terminate upon the consummation of the merger.
Conditions to the Merger
     The respective obligations of First Niagara and Harleysville National Corporation to complete the merger are subject to various conditions prior to the merger. The conditions include the following:
•	the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not cause a material adverse effect (as defined in the merger agreement)), including the Office of Thrift Supervision’s approval of the merger and the bank merger and the expiration of all applicable statutory waiting periods;

•	approval of the merger agreement by the affirmative vote of a majority of the issued and outstanding shares of Harleysville National Corporation;

•	there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger illegal;

•	there must be no litigation, statute, law, regulation, order or decree by which the merger is restrained or enjoined;

•	First Niagara’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness of shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;
•	the shares of First Niagara common stock to be issued to Harleysville National Corporation shareholders in the merger must have been approved for listing on the Nasdaq Global Select Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•	with respect to each of Harleysville National Corporation and First Niagara, the representations and warranties of the other party to the merger agreement must be true and correct as of the date of the merger agreement and as of the date of the closing (except to the extent such representations and warranties speak as of an earlier date), except where the failure to be true and correct has not had or is reasonably not expected to have, individually or in the aggregate, a material adverse effect on Harleysville National Corporation or First Niagara, as applicable. If a representation or warranty was qualified as to materiality, it has to be true or correct after giving effect to the materiality standard; and

•	both First Niagara and Harleysville National Corporation must have received a legal opinion from their respective counsels that the merger will qualify as a tax-free reorganization under United States federal income tax laws.
     The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approval and regulatory approvals may not be legally waived.
Regulatory Approvals Required for the Merger
     General. Harleysville National Corporation and First Niagara have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Office of Thrift Supervision and the non-objection of the Federal Reserve Board, which must issue a non-objection to First Niagara not registering as a bank holding company for the moment in time that it will hold Harleysville National Bank as a bank subsidiary. First Niagara has filed the applications necessary to obtain these regulatory approvals. The merger cannot be completed without such approvals. First Niagara cannot assure that it will obtain the required regulatory approvals and non-objections, when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals. First Niagara also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.
     First Niagara is not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. First Niagara presently contemplates that it will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, First Niagara cannot assure that it will obtain any such additional approvals or actions.
     Office of Thrift Supervision. The bank merger is subject to approval by the Office of Thrift Supervision. On October 16, 2009, First Niagara Bank filed the required applications and notifications with the Office of Thrift Supervision.
     The Office of Thrift Supervision may not approve any transaction that would result in a monopoly or otherwise substantially lessen competition or restrain of trade, unless it finds that the anti-

competitive effects of the transaction are clearly outweighed by the public interest. In addition, the Office of Thrift Supervision considers the financial and managerial resources of the companies and their subsidiary institutions and the convenience and needs of the communities to be served. Under the Community Reinvestment Act, the Office of Thrift Supervision must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company. First Niagara Bank has a satisfactory CRA rating; Harleysville National Bank has a satisfactory CRA rating.
     Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by First Niagara Bank for approval of the bank merger, which expires on November 9, 2009 and authorizes the Office of Thrift Supervision to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the Office of Thrift Supervision within which period the Department of Justice may file objections to the merger under the federal antitrust laws. This waiting period may be reduced to 15 days if the Department of Justice has not provided any adverse comments relating to the competitive factors of the transaction. If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of Office of Thrift Supervision approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than the Office of Thrift Supervision, and thus it is possible that the Department of Justice could reach a different conclusion than the Office of Thrift Supervision regarding the merger’s competitive effects.
No Solicitation
     Until the merger is completed or the merger agreement is terminated, Harleysville National Corporation has agreed that it, and its subsidiaries, officers, employees, directors and representatives will not:
•	initiate, solicit, induce or knowingly encourage any inquiries, offers or proposals to acquire Harleysville National Corporation;

•	participate in any discussions or negotiations regarding any proposal to acquire Harleysville National Corporation, or furnish, or otherwise afford access, to any person any information or data with respect to Harleysville National Corporation or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Harleysville National Corporation is a party; or

•	enter into any agreement, agreement in principle, or letter of intent with respect to any proposal to acquire Harleysville National Corporation, or approve or resolve to approve an acquisition proposal.
     Harleysville National Corporation may, however, furnish information regarding Harleysville National Corporation to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal if:
•	Harleysville National Corporation’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such proposal may be or could be superior to the First Niagara merger from a financial point-of-view for Harleysville National Corporation’s shareholders;
•	Harleysville National Corporation notifies First Niagara within at least one (1) business day prior to such determination; and

•	Harleysville National Corporation receives a confidentiality agreement from a third party with terms no less favorable to Harleysville National Corporation than the existing confidentiality agreement between Harleysville National Corporation and First Niagara.
Termination; Amendment; Waiver
     The merger agreement may be terminated prior to the closing, before or after adoption by Harleysville National Corporation’s shareholders, as follows:
•	by mutual written agreement of First Niagara and Harleysville National Corporation;

•	by either First Niagara or Harleysville National Corporation if the merger has not occurred on or before July 31, 2010, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by First Niagara or Harleysville National Corporation if Harleysville National Corporation shareholders do not adopt the merger agreement and merger;

•	by the board of directors of a non-breaching party if the other party (1) breaches any covenants or agreements contained in the merger agreement or (2) breaches any representations or warranties contained in the merger agreement, in each case if such breach by its nature cannot be cured by July 31, 2010 or has not been cured within thirty days after notice from the terminating party and which breach would cause the failure of conditions to the terminating party’s obligation to close (provided that the terminating party is not then in material breach of the merger agreement);

•	by First Niagara if Harleysville National Corporation delinquent loans equal or exceed $350.0 million as of any month end prior to the closing date of the merger, excluding any month end after February 28, 2010;

•	by either party if any required regulatory approvals for consummation of the merger or the bank merger of First Niagara Bank and Harleysville National Bank are not obtained;

•	by either party if the shareholders of Harleysville National Corporation do not approve the merger;

•	by First Niagara if Harleysville National Corporation shall have received a superior proposal and the Harleysville National Corporation board of directors enters into an acquisition agreement with respect to a superior proposal and terminated the merger agreement or failed to recommend that the shareholders of Harleysville National Corporation adopt the merger agreement or has withdrawn, modified or changed such recommendation in a manner which is adverse to First Niagara; or

•	by Harleysville National Corporation in order to accept a superior proposal, which has been received and considered by Harleysville National Corporation in compliance with the applicable terms of the merger agreement.
     Under the latter two scenarios described above, if the merger agreement is terminated, Harleysville National Corporation shall pay to First Niagara a fee of $10.0 million. This fee would also be payable to First Niagara if Harleysville National Corporation enters into a merger agreement with a third party within twelve months of the termination of the merger agreement by First Niagara, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by Harleysville National Corporation or the failure of the shareholders of Harleysville National Corporation to approve the merger agreement after the public disclosure or public awareness that Harleysville National Corporation received a third party acquisition proposal.
     Additionally, Harleysville National Corporation may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective tenth day following such determination date if both of the following conditions are satisfied:

•	the average of the daily closing price of First Niagara common stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the determination date (the “FNFG Market Value”) is less than $9.28; and

•	the number obtained by dividing the FNFG Market Value by $11.60 (the “Initial FNFG Market Value,” which may be adjusted to account for certain transactions involving the stock of First Niagara, such as a stock dividend, reclassification or similar transaction between the date of the merger agreement and the determination date) (the “FNFG Ratio”) is less than the quotient (such quotient, the “Index Ratio”) obtained by dividing the average of the daily closing value for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the Nasdaq Bank Index (the “Final Index Price”) by the closing value of a group of financial institution holding companies comprising the Nasdaq Bank Index on the trading date ended two days preceding the execution of the merger agreement (the “Initial Index Price”), minus 0.20.

     If Harleysville National Corporation elects to exercise its termination right as described above, it must give prompt written notice thereof to First Niagara. During the five-business day period commencing with its receipt of such notice, First Niagara shall have the option to increase the consideration to be received by the holders of Harleysville National Corporation common stock by adjusting the exchange ratio to one of the following quotients at its sole discretion (i) a quotient, the numerator of which is equal to the product of the Initial FNFG Market Value, the exchange ratio (as then in effect), and the Index Ratio, minus 0.20, and the denominator of which is equal to FNFG Market Value on the determination date; or (ii) the quotient determined by dividing the Initial FNFG Market Value by the FNFG Market Value on the determination date, and multiplying the quotient by the product of the exchange ratio (as then in effect) and 0.80. If First Niagara elects, it shall give, within such five-business day period, written notice to Harleysville National Corporation of such election and the revised exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified). Because the formula is dependent on the future price of First Niagara’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of First Niagara common stock would be issued, to take into account the extent by which the average price of First Niagara’s common stock exceeded the decline in the average price of the common stock of the index group.

     The merger agreement may be amended by the parties at any time before or after adoption of the merger agreement by the Harleysville National Corporation shareholders. However, after such adoption, no amendment may be made without their approval if it reduces the amount, value or changes the form of consideration to be delivered to Harleysville National Corporation’s shareholders.
     The parties may waive any of their conditions to closing, unless they may not be waived under law.
Fees and Expenses
     First Niagara and Harleysville National Corporation will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby except as described above.
Material United States Federal Income Tax Consequences Of The Merger
     General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Harleysville National Corporation common stock with respect to the exchange of Harleysville National Corporation common stock for First Niagara common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their Harleysville National Corporation common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code. This summary is based on the Internal Revenue Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this joint proxy statement-prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service, regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
     This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Harleysville National Corporation common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Internal Revenue Code, such as holders of Harleysville National Corporation common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their Harleysville National Corporation common stock through a partnership or other pass-through entity), persons who acquired shares of Harleysville National Corporation common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Harleysville National Corporation common stock as part of a straddle, hedging, constructive sale or conversion transaction.
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of Harleysville National Corporation common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person and

•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.
     If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Harleysville National Corporation common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.
     First Niagara and Harleysville National Corporation have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of First Niagara to consummate the merger is conditioned upon the receipt of an opinion from Luse Gorman Pomerenk & Schick, P.C., counsel to First Niagara, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by First Niagara and Harleysville National Corporation. The obligation of Harleysville National Corporation to consummate the merger is conditioned upon the receipt of an opinion from Dechert LLP, counsel to Harleysville National Corporation, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by First Niagara and Harleysville National Corporation. First Niagara and Harleysville National Corporation have not requested and do not intend to request any ruling from the Internal Revenue Service. Accordingly, First Niagara urges each Harleysville National Corporation shareholder to consult their own tax advisors as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws. Assuming the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material United States federal income tax consequences of the merger are as follows:
•	no gain or loss will be recognized by First Niagara, its subsidiaries or Harleysville National Corporation or Harleysville National Bank by reason of the merger;

•	you will not recognize gain or loss if you exchange your Harleysville National Corporation common stock solely for First Niagara common stock, except to the extent of any cash received in lieu of a fractional share of First Niagara common stock;

•	your aggregate tax basis in the First Niagara common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your aggregate tax basis in the Harleysville National Corporation common stock you surrendered, less any basis attributable to fractional share interests in Harleysville National Corporation common stock for which cash is received; and

•	your holding period for the First Niagara common stock that you receive in the merger will include your holding period for the shares of Harleysville National Corporation common stock that you surrender in the merger.
     Cash Received Instead of a Fractional Share of First Niagara Financial Group, Inc. Common Stock. A shareholder of Harleysville National Corporation who receives cash instead of a fractional share of First Niagara common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption of First Niagara. As a result, a Harleysville National Corporation shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year.
     Backup Withholding and Information Reporting. Payments of cash to a holder of Harleysville National Corporation common stock instead of a fractional share of First Niagara common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.
The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, Harleysville National Corporation urges Harleysville National Corporation shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment
     In accordance with U.S. generally accepted accounting principles, the merger will be accounted for using the purchase method. The result of this is that the recorded assets and liabilities of First Niagara will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Harleysville National Corporation will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the number of shares of First Niagara common stock to be issued to former Harleysville National Corporation shareholders and option holders at fair value, exceeds the fair value of the net assets including identifiable intangibles of Harleysville National Corporation at the merger date, that amount will be reported as goodwill. In accordance with ASC 350, “Intangibles — Goodwill and Other,” goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the purchase accounting method results in the operating results of Harleysville National Corporation being included in the consolidated income of First Niagara beginning from the date of consummation of the merger.

Stock Trading and Dividend Information
     Harleysville National Corporation common stock is currently listed on the Nasdaq Global Select Market under the symbol “HNBC.” The following table sets forth the high and low trading prices for shares of Harleysville National Corporation common stock and dividend payments made. As of August 4, 2009, there were 43,090,911 shares of Harleysville National Corporation common stock issued and outstanding.

					Dividends Per
Year Ending December 31, 2009	High		Low		Share

Fourth quarter (through )	$		$		$—
Third quarter		6.24		3.61	—
Second quarter		10.00		4.40	0.01
First quarter		14.58		4.17	0.10

			Dividends Per
Year Ended December 31, 2008	High	Low	Share

Fourth quarter	$17.15	$10.24	$0.20
Third quarter	20.60	10.51	0.20
Second quarter	15.45	11.13	0.20
First quarter	16.00	12.01	0.20

			Dividends Per
Year Ended December 31, 2007	High	Low	Share

Fourth quarter	$17.24	$13.10	$0.20
Third quarter	19.10	13.79	0.20
Second quarter	18.25	15.50	0.20
First quarter	20.25	17.08	0.20
     On July 24, 2009, the business day immediately preceding the public announcement of the merger, and on                     , 2009, the closing prices of Harleysville National Corporation common stock as reported on the Nasdaq Global Select Market were $4.00 per share and $      per share, respectively.

COMPARISON OF SHAREHOLDERS’ RIGHTS
General
     First Niagara is incorporated under the laws of the State of Delaware and, Harleysville National Corporation is incorporated in the Commonwealth of Pennsylvania. As a result of the merger, Harleysville National Corporation shareholders will become shareholders of First Niagara. Thus, following the merger, the rights of Harleysville National Corporation shareholders who become First Niagara shareholders in the merger will be governed by the laws of the State of Delaware and will also then be governed by the First Niagara certificate of incorporation and the First Niagara bylaws. The First Niagara certificate of incorporation and bylaws will be unaltered by the merger.
Comparison of Shareholders’ Rights
     Set forth on the following page is a summary comparison of material differences between the rights of a First Niagara shareholder under the First Niagara certificate of incorporation, First Niagara bylaws, and Delaware law (right column) and the rights of a shareholder under the Harleysville National Corporation certificate of incorporation, Harleysville National Corporation bylaws and Pennsylvania law (left column). The summary set forth below is not intended to provide a comprehensive summary of Delaware law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the First Niagara certificate of incorporation and First Niagara bylaws, and the Harleysville National Corporation certificate of incorporation and Harleysville National Corporation bylaws. Copies of the governing corporate instruments delivered, are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page __.

HARLEYSVILLE NATIONAL
CORPORATION
FIRST NIAGARA FINANCIAL GROUP, INC.

CAPITAL STOCK
Authorized Capital
200 million shares of common stock, par value $1.00 per share, 8 million shares of preferred stock, $1.00 per value per share. As of June 30, 2009 there were 43,090,911 shares of Harleysville National Corporation common stock issued and outstanding and no shares of preferred stock issued and outstanding.
250 million shares of common stock par value $0.01 per share, 50 million shares of preferred stock, par value $0.01 per share. As of June 30, 2009, there were 149,763,053 shares of First Niagara common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preferred Stock. Harleysville National Corporation’s articles of incorporation authorize the board of directors, without further shareholder action, to issue up to 8 million shares of preferred stock, in one or more series, and determine by resolution any designation, preferences, qualifications, privileges, limitations, restrictions or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.
Preferred Stock. First Niagara’s certificate of incorporation authorize the board of directors, without further shareholder action, to issue up to 50 million shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

BOARD OF DIRECTORS
Number of Directors
     Such number as is fixed by the board of directors from time to time. First Niagara currently has nine directors and Harleysville National Corporation has 12 directors.
Qualification of Directors

Harleysville National Corporation’s bylaws provide that no person who is 72 years of age or older shall be elected, or shall serve, as a director. Any director who attains age 72 during his term of office shall resign as a director effective as of the date of his 72nd birthday. The board of directors shall have the right to appoint any person who has resigned as a director by reason of attaining age 72 as a director emeritus for a term, to be determined in the discretion of the board of directors, of one, two, or three years. No person who is 75 years of age or older shall be elected, or shall serve, as a director emeritus. A person so appointed as a director emeritus may be compensated for each meeting attended but shall have no responsibility or be subject to any liability in connection with any act or omission relating to his position as director emeritus.
Neither the certificates of incorporation nor the bylaws of First Niagara restrict the age of its directors.

Removal of Directors
Harleysville National Corporation’s article of incorporation and bylaws do not have special provisions relating to removal of directors by shareholders. Under the Pennsylvania Business Corporation Law, the entire board of directors, a class or a director can only be removed for cause and not by less than a majority of the votes entitled to be cast on the matter.
First Niagara’s certificate of incorporation provides that subject to the rights of any holders of any series of preferred stock then outstanding, any director or the entire board of directors may be removed by shareholders only for cause and by the affirmative vote of not less than eighty percent of the voting power of all of the then-outstanding capital stock entitled to vote generally in the election of directors, voting as a single class.

Vacancies and Newly Created Directorships
Filled by a majority vote of the directors then in office, whether or not a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.
Filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

Special Meeting of the Board
Special meetings of the board of directors may be called by the chairman of the board, the president or upon the written request of three directors then in office.
Special meetings of the board of directors may be called by one-third of the directors then in office, or by the chairman of the board or the chairman of the executive committee.

Special Meeting of Shareholders
Special meeting of shareholders may be called by the chairman, president, the executive vice president, if any, a majority of the board of directors or of its executive committee or by shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at the particular meeting.
Special meetings of the shareholders may be called by a resolution adopted by a majority of the whole board of directors.

DESCRIPTION OF CAPITAL STOCK OF FIRST NIAGARA FINANCIAL GROUP, INC.
     First Niagara is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. At June 30, 2009, there were 149,763,053 shares of First Niagara common stock issued and outstanding. First Niagara has no outstanding shares of preferred stock. Each share of First Niagara common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.
     The common stock of First Niagara represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.
Common Stock
     Dividends. First Niagara may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by First Niagara is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of First Niagara will be entitled to receive and share equally in dividends as may be declared by the board of directors of First Niagara out of funds legally available therefor. If First Niagara issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
     Voting Rights. The holders of common stock of First Niagara have exclusive voting rights in First Niagara. They elect First Niagara’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If First Niagara issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% shareholder vote.
     Liquidation. In the event of any liquidation, dissolution or winding up of First Niagara Bank, First Niagara, as the holder of 100% of First Niagara Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of First Niagara Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of First Niagara Bank available for distribution. In the event of liquidation, dissolution or winding up of First Niagara, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Niagara available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
     Preemptive Rights. Holders of the common stock of First Niagara will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.
Preferred Stock
     None of the shares of First Niagara’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. First Niagara’s board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
CERTAIN PROVISIONS OF THE FIRST NIAGARA FINANCIAL GROUP, INC.
CERTIFICATE OF INCORPORATION AND BYLAWS
     The following discussion is a general summary of the material provisions of First Niagara’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in First Niagara’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.
     First Niagara’s certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of shareholders, that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of First Niagara more difficult.
     The following description is a summary of the provisions of the certificate of incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.
     Directors. The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of First Niagara’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.
     Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of shareholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Shareholders are not authorized to call a special meeting of shareholders.
     Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.
     Limitation of Voting Rights. The certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.
     Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of its then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).
     Authorized but Unissued Shares. First Niagara has authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of First Niagara Financial Group, Inc.” The certificate of incorporation authorizes 50,000,000 shares of serial preferred stock. First Niagara is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of First Niagara that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of First Niagara. The board of directors has no present plan or understanding to issue any preferred stock.
     Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by First Niagara’s board of directors and also by a majority of the outstanding shares of First Niagara’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:
(i)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara;

(ii)	The inability of shareholders to act by written consent;

(iii)	The inability of shareholders to call special meetings of shareholders;

(iv)	The division of the board of directors into three staggered classes;

(v)	The ability of the board of directors to fill vacancies on the board;

(vi)	The inability to deviate from the manner prescribed in the bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;

(vii)	The requirement that at least 80% of shareholders must vote to remove directors, and can only remove directors for cause;

(viii)	The ability of the board of directors to amend and repeal the bylaws; and

(ix)	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire First Niagara.
     The bylaws may be amended by the affirmative vote of a majority of the directors of First Niagara or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.
Change of Control Regulations
     Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a federal savings bank without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Office of Thrift Supervision.

     Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the federal savings bank’s directors, or a determination by the Office of Thrift Supervision that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a federal savings bank’s voting stock, if the acquirer is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquirer being one of the two largest shareholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a federal savings bank’s stock who do not intend to participate in or seek to exercise control over a federal savings bank’s management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”
     The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:
1.	the acquisition would result in a monopoly or substantially lessen competition;

2.	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

3.	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.
EXPERTS
     The consolidated statements of condition of First Niagara Financial Group, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, included in our 2008 Annual Report on Form 10-K, as amended, for the year ended December 31, 2008, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements of Harleysville National Corporation and Subsidiaries (Harleysville) as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference into this Registration Statement and Prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP (which report on the consolidated financial statements of Harleysville expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption by Harleysville of Financial Accounting Standards Board Statement (FASB) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132(R) and FASB No. 123(R), Share Based Payments in 2006 and the Adoption of FASB No. 157, Fair Value Measurements, and No. 159, the Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, in 2008), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL OPINIONS
     The validity of the common stock to be issued in the merger will be passed upon for by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to First Niagara. Luse Gorman Pomerenk & Schick, P.C. and Dechert LLP will deliver their opinions to First Niagara and Harleysville National Corporation, respectively, as to certain United States federal income tax consequences of the merger. See “The Merger — Material United States Federal Income Tax Consequences of the Merger.”
ADJOURNMENT OF THE SPECIAL MEETING
     In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be adopted unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Harleysville National Corporation at the time of the special meeting to be voted for an adjournment, if necessary, Harleysville National Corporation has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Harleysville National Corporation unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.
CERTAIN BENEFICIAL OWNERS OF
HARLEYSVILLE NATIONAL CORPORATION COMMON STOCK
     The following table sets forth, to the best knowledge and belief of Harleysville National Corporation, certain information regarding the beneficial ownership of the Harleysville National Corporation common stock as of September 15, 2009 by (i) each person known to Harleysville National Corporation to be the beneficial owner of more than 5% of the outstanding Harleysville National Corporation common stock, (ii) each director and certain named executive officers of Harleysville National Corporation and (iii) all of Harleysville National Corporation’s directors and executive officers as a group.
Security Ownership of Management
     Direct and indirect ownership of common stock by each of the directors, each of the Named Executive Officers and by all executive officers as a group is set forth in the following table as of September 15, 2009, together with the percentage of total shares outstanding represented by such ownership. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

	Amount and Nature of Beneficial Ownership
	Common	Rights to		Percent of
Name of Beneficial Owner	Stock(1)	Acquire(2)	Total	Class(3)

Directors:
LeeAnn B. Bergey (4)	17,671	37,547	55,218	*
John J. Cunningham, III (5)	10,158	12,469	22,627	*
Walter E. Daller, Jr. (6)	537,608	287,753	825,361	1.86%
Paul D. Geraghty (7)	13,192	—	13,192	*
Harold A. Herr (8)	39,648	40,047	79,695	*
Thomas C. Leamer (9)	2,483	13,651	16,134	*

	Amount and Nature of Beneficial Ownership
	Common	Rights to		Percent of
Name of Beneficial Owner	Stock(1)	Acquire(2)	Total	Class(3)

Directors:
James E. McErlane (10)	341,821	12,469	354,290	*
Stephanie S. Mitchell (11)	101,833	13,651	115,484	*
A. Ross Myers (12)	5,743	—	5,743	*
Brent L. Peters (13)	105,054	—	105,054	*
Demetra M. Takes (14)	61,510	20,018	81,528	*
James A. Wimmer (15)	816,412	27,481	843,893	1.90%

Other Named Executive Officers
Donna M. Coughey (16)	71,053	15,377	86,430	*
George S. Rapp (17)	1,009	3,969	4,978	*

All Directors and Executive Officers as a group (23 persons)	2,152,863	535,890	2,688,753	6.07%

*	Less than one percent (1%) unless otherwise indicated.

(1)	Includes shares for which the named person (i) has sole voting and investment power and (ii) has shared voting and investment power with a spouse. This information has been provided by the directors and officers or is based upon Section 16 filings made with the SEC by the directors and officers.

(2)	Represents shares of stock that can be acquired upon the exercise of vested stock options through September 15, 2009.

(3)	Assumes the exercise of all outstanding options issued to independent directors, employee directors and officers, and, therefore, on a pro forma basis, 44,291,122 shares of common stock outstanding.

(4)	Class B Director whose term expires in 2012. 16,658 shares held solely by Ms. Bergey and 1,013 held jointly with her spouse.

(5)	Class A Director whose term expires in 2011. Shares held solely by Mr. Cunningham.

(6)	Class D Director whose term expires in 2010. Ownership includes the following:
•	41,329 shares held solely by Mr. Daller’s spouse, and

•	73,583 vested stock options held by an Irrevocable Trust for the benefit of Mr. Daller’s 3 children

(7)	Class C Director whose term expires in 2009 and nominee for Class C Director whose term will expire in 2013. Shares held solely by Mr. Geraghty.

(8)	Class A Director whose term expires in 2011. Shares held solely by Mr. Herr.

(9)	Class D Director whose term expires in 2010. Shares held solely by Dr. Leamer.

(10)	Class B Director whose term expires in 2012. Ownership includes the following:
•	141,696 shares held jointly with his spouse, and

•	157,113 held in the McErlane Family Trust.

(11)	Class A Director whose term expires in 2011. Ownership includes the following:
•	16,100 shares held by Ms. Mitchell’s spouse,

•	43,410 shares held by her company, and

•	3,180 shares held by a trust for which Ms. Mitchell acts as Co-Trustee.

(12)	Class D Director whose term expires in 2010. Shares held solely by Mr. Myers.

(13)	Class A Director whose term expires in 2011. Ownership includes the following:
•	27,374 shares held jointly by Mr. Peters and his spouse; and

•	42,454 shares held solely by Mr. Peters’ spouse.

(14)	Class B Director whose term expires in 2012.
•	Ownership includes 5,542 shares held solely by parent living in Ms. Takes’ home.

(15)	Class C Director whose term expires in 2009 and nominee for Class C Director whose term will expire in 2013. Ownership includes the following:
•	619,696 shares held solely by Mr. Wimmer’s spouse, and

•	15,887 shares held by a trust for which Mr. Wimmer acts as Co-Trustee.

(16)	Executive Vice President. Ownership includes the following:
•	41,520 shares held jointly with her spouse;

•	8,824 shares held solely by Ms. Coughey’s spouse.

(17)	Executive Vice President and Chief Financial Officer. Shares held solely by Mr. Rapp.

Security Ownership of Certain Beneficial Owners
     The following sets forth certain information concerning each person known to Harleysville National Corporation who may be considered a beneficial owner of more than 5% of the outstanding shares of Harleysville National Corporation common stock as of September 15, 2009.

	Amount and
	Nature of
	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership(1)	Class
Barclays Global Investors, NA and Barclays Global Fund Advisors	2,247,517 (2)	5.07%
400 Howard Street San Francisco, CA 94105

Dimensional Fund Advisors LP	2,270,832 (3)	5.13%
1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401

(1)	Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective entities.

(2)	Information obtained from a Schedule 13G, filed June 30, 2009, with the SEC with respect to shares of common stock beneficially owned by Barclays Global Investors, NA and Barclays Global Fund Advisors.

(3)	Information obtained from a Schedule 13G, filed June 30, 2009, with the SEC with respect to shares of common stock beneficially owned by Dimensional Fund Advisors LP. The Schedule 13G states that Dimensional has the sole voting and dispositive power as to all of these shares. Dimensional disclaims beneficial ownership of these shares.
OTHER MATTERS
     As of the date of this document, the Harleysville National Corporation board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.
Harleysville National Corporation Annual Meeting Shareholder Proposals
     If a shareholder wants Harleysville National Corporation to include a proposal in its proxy statement for presentation at its 2010 Annual Meeting of shareholders, the proposal must be submitted in writing by Wednesday, November 25, 2009, to the Secretary of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195. If the merger between Harleysville National Corporation and First Niagara is consummated in the first quarter of 2010, there will be no annual meeting of Harleysville National Corporation in 2010 or thereafter.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Securities and Exchange Commission allows First Niagara and Harleysville National Corporation to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

     This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by First Niagara Financial Group, Inc. (File No. 0-23975):
•	Annual Reports on Form 10-K and 10-K/A for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Current Reports on Form 8-K dated and;

•	The description of First Niagara Financial Group, Inc. common stock set forth in the registration statement on Form 8-A (0-23975) filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.
     This document also incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by Harleysville National Corporation (File No. 0-15237):
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•	Current Reports on Form 8-K filed February 2, 2009, April 30, 2009, May 13, 2009, June 8, 2009, June 18, 2009, July 27, 2009, July 28, 2009 and August 18, 2009 (other than the portions of those documents not deemed to be filed).
     In addition, First Niagara and Harleysville National Corporation are incorporating by reference any documents they may file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of Harleysville National Corporation shareholders.
     Neither First Niagara nor Harleysville National Corporation has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.
FORWARD-LOOKING STATEMENTS
     This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of First Niagara and Harleysville National Corporation; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii)

statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	general economic conditions in the areas in which First Niagara operates;

•	First Niagara’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	delays or difficulties in the integration by First Niagara of recently acquired businesses including the acquisition of the National City Bank branches ;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	the risk that the merger consideration to be received by Harleysville National Corporation shareholders may be adjusted downward in the event the amount of Harleysville National Corporation delinquent loans equals or exceeds $237.5 million for any month end prior to the closing date. As of June 30, 2009, July 31, 2009 and September 30, 2009, the amount of such delinquent loans was $173.3 million, $209.1 million and $193.6 million, respectively;

•	the risk that the merger agreement may be terminated in certain circumstances which would require Harleysville National Corporation to pay First Niagara a termination fee of $10.0 million;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk that the continuing economic slowdown could adversely affect credit quality and loan originations.
     Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the Securities and Exchange Commission.
     All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
FIRST NIAGARA FINANCIAL GROUP, INC.
AND
HARLEYSVILLE NATIONAL CORPORATION

(i)

(ii)

Exhibit A	Form of HNC Voting Agreement
Exhibit B	Form of Bank Merger Agreement
Exhibit C	Exchange Ratio Adjustment Schedule

(iii)

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of July 26, 2009, by and between First Niagara Financial Group, Inc., a Delaware corporation (“FNFG”), and Harleysville National Corporation, a Pennsylvania corporation (“HNC”).
     WHEREAS, the Board of Directors of each of FNFG and HNC (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and
     WHEREAS, in accordance with the terms of this Agreement, HNC will merge with and into FNFG (the “Merger”), and immediately thereafter Harleysville National Bank, a national bank and wholly owned subsidiary of HNC (“HNB”), will be merged with and into First Niagara Bank, a federally chartered stock savings bank and wholly owned subsidiary of FNFG (“First Niagara Bank”); and
     WHEREAS, as a condition to the willingness of FNFG to enter into this Agreement, each of the directors of HNC has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with FNFG (the “HNC Voting Agreements”), pursuant to which each such director has agreed, among other things, to vote all shares of common stock of HNC owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the HNC Voting Agreements; and
     WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and
     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
     1.1. Certain Definitions.
     As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

     “Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.
     “Agreement” means this agreement, and any amendment hereto.
     “Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.
     “Bank Merger” shall mean the merger of HNB with and into First Niagara Bank, with First Niagara Bank as the surviving institution, which merger shall occur immediately following the Merger.
     “Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OTS, OCC, the FRB, the FDIC and the Department, which regulates First Niagara Bank or HNB, or any of their respective holding companies or subsidiaries, as the case may be.
     “BHCA” shall mean the Bank Holding Company Act of 1956, as amended.
     “Certificate” shall mean certificates evidencing shares of HNC Common Stock.
     “Closing” shall have the meaning set forth in Section 2.2.
     “Closing Date” shall have the meaning set forth in Section 2.2.
     “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.
     “Department” shall mean the Banking Department of the State of New York, and where appropriate shall include the Superintendent of Banks of the State of New York and the Banking Board of the State of New York.
     “DGCL” shall mean the Delaware General Corporation Law.
     “Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.
     “Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Exchange Agent” shall mean American Stock Transfer & Trust Company, or such other bank or trust company or other agent designated by FNFG, and reasonably acceptable to HNC, which shall act as agent for FNFG in connection with the exchange procedures for converting Certificates into the Merger Consideration.
     “Exchange Fund” shall have the meaning set forth in Section 3.2.1.
     “Exchange Ratio” shall have the meaning set forth in Section 3.1.3.
     “FDIA” shall mean the Federal Deposit Insurance Act, as amended.
     “FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.
     “FHLB” shall mean the Federal Home Loan Bank of New York.
     “First Niagara Bank” shall mean First Niagara Bank, a federally chartered stock savings association, with its principal offices located at 6950 South Transit Road, P.O. Box 514, Lockport, New York, which is a wholly owned subsidiary of FNFG.
     “First Niagara Commercial Bank” shall mean the wholly owned, commercial bank subsidiary of First Niagara Bank that is chartered under the laws of the State of New York and is limited to those activities set forth in Section 2(a)(5)(E)(ii) of the BHCA.
     “FNFG” shall mean First Niagara Financial Group, Inc., a Delaware corporation, with its principal executive offices located at 6950 South Transit Road, Lockport, New York 14095.
     “FNFG Common Stock” shall mean the common stock, par value $.01 per share, of FNFG.

     “FNFG Disclosure Schedule” shall mean a written disclosure schedule delivered by FNFG to HNC specifically referring to the appropriate section of this Agreement.
     “FNFG Financial Statements” shall mean the (i) the audited consolidated statements of condition (including related notes and schedules) of FNFG and subsidiaries as of December 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of FNFG and subsidiaries for each of the three years ended December 31, 2008, 2007 and 2006, as set forth in FNFG’s annual report for the year ended December 31, 2008, and (ii) the unaudited interim consolidated financial statements of FNFG and subsidiaries as of the end of each calendar quarter following December 31, 2008, and for the periods then ended, as filed by FNFG in its Securities Documents.
     “FNFG Regulatory Agreement” shall have the meaning set forth in Section 5.11.3.
     “FNFG Stock Benefit Plans” shall mean the 1999 Stock Option Plan, the 1999 Recognition and Retention Plan and the 2002 Long-Term Incentive Stock Benefit Plan.
     “FNFG Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by FNFG or First Niagara Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of First Niagara Bank.
     “FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of New York.
     “GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.
     “Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.
     “HMS” shall mean Harleysville Management Services, LLC, a wholly-owned subsidiary of HNB.
     “HNB” shall mean Harleysville National Bank, a national bank, with its principal offices located at 483 Main Street, Harleysville, Pennsylvania 19438, which is a wholly owned subsidiary of HNC.
     “HNC” shall mean Harleysville National Corporation, a Pennsylvania corporation, with its principal offices located at 2483 Main Street, Harleysville, Pennsylvania 19438.
     “HNC Common Stock” shall mean the common stock, par value $1.00 per share, of HNC.
     “HNC Delinquent Loans” shall mean (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are nonaccruing, (iv) Other

Real Estate Owned and (v) net charge-offs from the date of this Agreement through the last business day of the month prior to the Closing Date.
     “HNC Disclosure Schedule” shall mean a written disclosure schedule delivered by HNC to FNFG specifically referring to the appropriate section of this Agreement.
     “HNC Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of HNC and subsidiaries as of December 31, 2008 and 2007 and the consolidated statements of operations, stockholders’ equity and cash flows (including related notes and schedules, if any) of HNC and subsidiaries for each of the three years ended December 31, 2008, 2007 and 2006, and (ii) the unaudited interim consolidated financial statements of HNC and subsidiaries as of the end of each calendar quarter following December 31, 2008 and for the periods then ended, as filed by HNC in its Securities Documents.
     “HNC Option Plans” shall mean the (i) the Harleysville National Corporation 1993 Stock Incentive Plan; (ii) the Harleysville National Corporation 1998 Independent Directors Stock Option Plan, as amended; (iii) the Harleysville National Corporation 1998 Stock Incentive Plan; (iv) the Harleysville National Corporation 2004 Omnibus Stock Incentive Plan (as amended and restated effective November 9, 2006); (v) Harleysville National Corporation 2008-2010 Restricted Stock Incentive Plan; (vi) East Penn Financial Corporation 1999 Stock Incentive Plan, as assumed by HNC; (vii) Willow Financial Bancorp, Inc. Amended and Restated 1999 Stock Option Plan, as assumed by HNC; (viii) Willow Financial Bancorp, Inc. Amended and Restated 2002 Stock Option Plan, as assumed by HNC; (ix) East Penn Financial Corporation 1999 Independent Directors Stock Incentive Plan; (x) Chester Valley Bancorp, Inc. 1997 Stock Option Plan; and (xi) Millennium Bank Stock Compensation Program, and in each case as amended.
     “HNC Option” shall mean an option to purchase shares of HNC Common Stock granted pursuant to the HNC Option Plans and as set forth in HNC Disclosure Schedule 4.3.1.
     “HNC Recommendation” shall have the meaning set forth in Section 8.1.
     “HNC Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.
     “HNC Regulatory Reports” means the Call Reports of HNB and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2008, through the Closing Date, and all Reports filed with the OCC by HNC from March 31, 2008 through the Closing Date.
     “HNC Shareholders Meeting” shall have the meaning set forth in Section 8.1.
     “HNC Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by HNC or HNB, except any corporation the stock of which is held in the ordinary course of the lending activities of HNB.
     “HOLA” shall mean the Home Owners’ Loan Act, as amended.
     “IRS” shall mean the United States Internal Revenue Service.

     “Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known after due inquiry by the executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and in the case of HNC shall include, without limitation, those persons set forth in HNC Disclosure Schedule 1.1, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by that Person.
     “Material Adverse Effect” shall mean, with respect to FNFG or HNC, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of FNFG and the FNFG Subsidiaries taken as a whole, or HNC and the HNC Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either HNC, on the one hand, or FNFG, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries (f) changes in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of FNFG or HNC, or any of the FNFG Subsidiaries or the HNC Subsidiaries, respectively, resulting from a change in interest rates generally, (g) changes in HNC’s stock price or trading volume, or any failure by HNC to meet internal or published projections, forecasts or revenue or earnings predictions for any period (it being agreed that the facts giving rise or contributing to any such failure may be a Material Adverse Effect); (h) the termination of any employees or independent contractors, (i) any increase in HNC Delinquent Loans, which is addressed in the last sentence of this paragraph; (j) charges or reserves taken by HNC at the request of FNFG pursuant to Section 6.11 of this Agreement; or (k) in the case of HNC and each HNC Subsidiary, the issuance in and of itself of any orders or directives by any Bank Regulator (it being agreed that the effects of the underlying facts giving rise or contributing to the issuance of such orders or directives or the effects of the issuance of the orders or directives may be a Material Adverse Effect). In addition, and without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall include, solely with respect to HNC: if the aggregate amount of HNC Delinquent Loans equals or exceeds $350,000,000 as of any month end prior to the Closing Date, excluding any month end subsequent to February 28, 2010.

     “Material Contracts” shall have the meaning set forth in Section 4.9.3.
     “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.
     “Merger” shall have the meaning set forth in the preamble.
     “Merger Consideration” shall mean the FNFG Common Stock in an aggregate per share amount to be paid by FNFG for each share of HNC Common Stock, as set forth in Section 3.1.
     “Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of FNFG Common Stock to be offered to holders of HNC Common Stock in connection with the Merger.
     “Nasdaq” shall mean the Nasdaq Global Select Market.
     “OCC” shall mean the Office of the Comptroller of the Currency.
     “OTS” shall mean the Office of Thrift Supervision or any successor thereto.
     “PBCL” shall mean the Pennsylvania Business Corporation Law.
     “PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.
     “Pension Plan” shall have the meaning set forth in Section 4.13.2.
     “Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).
     “Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.
     “Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.
     “Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.
     “SEC” shall mean the Securities and Exchange Commission or any successor thereto.
     “Securities Act” shall mean the Securities Act of 1933, as amended.
     “Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

     “Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.
     “Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of SEC Regulation S-X promulgated under the Securities Act and the Exchange Act.
     “Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.
     “Termination Date” shall mean July 31, 2010.
     “Treasury Stock” shall have the meaning set forth in Section 3.1.2.
     Other terms used herein are defined in the preamble and elsewhere in this Agreement.
ARTICLE II
THE MERGER
     2.1. Merger.
     Subject to the terms and conditions of this Agreement, at the Effective Time: (a) HNC shall merge with and into FNFG, with FNFG as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of HNC shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of HNC shall be vested in and assumed by FNFG. As part of the Merger, each share of HNC Common Stock (other than Treasury Stock) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof. Immediately after the Merger, HNB shall merge with and into First Niagara Bank, with First Niagara Bank as the resulting institution.
     2.2. Effective Time.
     The closing (“Closing”) shall occur no later than the close of business on the fifth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the parties. Notwithstanding the foregoing, the Closing shall not occur prior to January 4, 2010, unless FNFG agrees otherwise. The Merger shall be effected by the filing of a certificate of merger with the Delaware Office of the Secretary of State and the Pennsylvania Department of State on the day of the Closing (the “Closing Date”), in accordance with the DGCL and the PBCL. The “Effective Time” means the date and time upon which the certificate of merger is filed with the Delaware Office of the Secretary of State, or as otherwise stated in the certificate of merger, in accordance with the DGCL and the PBCL.

     2.3. Certificate of Incorporation and Bylaws.
     The Certificate of Incorporation and Bylaws of FNFG as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.
     2.4. Directors and Officers of Surviving Corporation.
     The directors of FNFG immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of FNFG immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.
     2.5. Effects of the Merger.
     At and after the Effective Time, the Merger shall have the effects as set forth in the DGCL and the PBCL.
     2.6. Tax Consequences.
     It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither FNFG, HNC nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. FNFG and HNC each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinion contemplated by Section 9.1.6, which certificates shall be effective as of the date of such opinion.
     2.7. Possible Alternative Structures.
     Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time FNFG shall be entitled to revise the structure of the Merger or the Bank Merger, including without limitation, by merging HNC into a wholly-owned subsidiary of FNFG, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement (ii) there are no adverse Federal or state income tax or other adverse tax consequences to HNC shareholders as a result of the modification; (iii) the consideration to be paid to the holders of HNC Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (iv) such modification will not delay or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger and the Bank Merger, otherwise delay or jeopardize the satisfaction of any condition to

Closing set forth in Article IX or otherwise adversely affect HNC or the holders of HNC Common Stock. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.
     2.8. Bank Merger.
     FNFG and HNC shall use their reasonable best efforts to cause the Bank Merger to occur as soon as practicable after the Effective Time. In addition, following the execution and delivery of this Agreement, FNFG will cause First Niagara Bank, and HNC will cause HNB, to execute and deliver the Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit B.
ARTICLE III
CONVERSION OF SHARES
     3.1. Conversion of HNC Common Stock; Merger Consideration.
     At the Effective Time, by virtue of the Merger and without any action on the part of FNFG, HNC or the holders of any of the shares of HNC Common Stock, the Merger shall be effected in accordance with the following terms:
          3.1.1. Each share of FNFG Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.
          3.1.2. All shares of HNC Common Stock held in the treasury of HNC (“Treasury Stock”) and each share of HNC Common Stock owned by FNFG immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefore.
          3.1.3. Subject to the provisions of this Article III, each share of HNC Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 0.474 shares of FNFG Common Stock (the “Exchange Ratio”), subject to adjustment in accordance with Section 3.1.7.
          3.1.4. After the Effective Time, shares of HNC Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section represent the right to receive the Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by HNC on such shares of HNC Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.
          3.1.5. In the event FNFG changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of FNFG Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding FNFG Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to FNFG Common Stock if FNFG issues additional shares of FNFG Common Stock and receives fair market value consideration for such shares.
          3.1.6. No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of FNFG Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to FNFG Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of FNFG. In lieu of the issuance of any such fractional share, FNFG shall pay to each former holder of HNC Common Stock who otherwise would be entitled to receive a fractional share of FNFG Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of FNFG Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of HNC Common Stock owned by an HNC shareholder shall be combined so as to calculate the maximum number of whole shares of FNFG Common Stock issuable to such HNC shareholder.
          3.1.7. Adjustment to Exchange Ratio. If the aggregate amount of HNC Delinquent Loans as of the month end prior to the Closing Date is $237,500,000 or greater, the Exchange Ratio shall adjust in the manner set forth in Exhibit C (which Exchange Ratio as adjusted in accordance with Exhibit C shall become the “Exchange Ratio” for purposes of this Agreement). Provided further, that if the Closing Date is subsequent to March 31, 2010, the aggregate amount of HNC Delinquent Loans shall be calculated as of February 28, 2010 for purposes of any adjustment in the Exchange Ratio.
     3.2. Procedures for Exchange of HNC Common Stock.
          3.2.1. FNFG to Make Merger Consideration Available. At or prior to the Effective Time, FNFG shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of HNC Common Stock, for exchange in accordance with this Section 3.2, certificates representing the shares of FNFG Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III (including any cash that may be payable in lieu of any fractional shares of HNC Common Stock) (such cash and certificates for shares of FNFG Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).
          3.2.2. Exchange of Certificates. FNFG shall cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the HNC Common Stock represented by such Certificates shall have been converted as a result of the Merger. The letter of transmittal shall be subject to the approval of HNC (which shall not be unreasonably withheld, conditioned or delayed) and specify that delivery shall be affected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of FNFG Common Stock (if any) to which such former holder of HNC Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares of FNFG Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares.
          3.2.3. Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding HNC Common Stock shall have no rights, after the Effective Time, with respect to such HNC Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to FNFG Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2. After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without any interest thereon, any such dividends or other distributions with a record date after the Effective Time, which theretofore had become payable with respect to shares of FNFG Common Stock represented by such Certificate.
          3.2.4. Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
          3.2.5. Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of HNC of the HNC Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of HNC Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

          3.2.6. Return of Exchange Fund. At any time following the twelve (12) month period after the Effective Time, FNFG shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to FNFG (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither FNFG nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.
          3.2.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by FNFG, the posting by such person of a bond in such amount as FNFG may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.
          3.2.8. Withholding. FNFG or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of HNC Common Stock such amounts as FNFG (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by FNFG or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the HNC Common Stock in respect of whom such deduction and withholding were made by FNFG or the Exchange Agent.
          3.2.9. Treatment of HNC Options. HNC Disclosure Schedule 3.2.9 sets forth all of the outstanding HNC Options as of the date hereof, which schedule includes, for each option grant, the name of the individual grantee, the date of grant, the exercise price, the vesting schedule and the expiration date.
          (a) At the Effective Time, all HNC Options which are outstanding and unexercised immediately prior thereto shall become fully vested and exercisable and be converted, in their entirety, automatically into fully vested and exercisable options to purchase shares of FNFG Common Stock (the “Continuing Options”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of HNC Option Plans):
     (1) The number of shares of FNFG Common Stock to be subject to the Continuing Options shall be equal to the product of the number of shares of HNC Common Stock subject to the HNC Options and the Exchange Ratio, provided that any fractional shares of FNFG Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

     (2) The exercise price per share of FNFG Common Stock under the Continuing Options shall be equal to the exercise price per share of HNC Common Stock under the HNC Options divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.
The adjustment provided herein with respect to any options which are “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Continuing Options shall be the same as the HNC Options, except that all references to HNC shall be deemed to be references to FNFG.
          (b) At all times after the Effective Time, FNFG shall reserve for issuance such number of shares of FNFG Common Stock as necessary so as to permit the exercise of Continuing Options in the manner contemplated by this Agreement and in the instruments pursuant to which such options were granted.
          3.2.10. Continuing Options may be exercised in accordance with the terms of the HNC Options in effect immediately prior to the Effective Time, subject to applicable law and regulation.
          3.2.11. Reservation of Shares. FNFG shall reserve for issuance a sufficient number of shares of the FNFG Common Stock for the purpose of issuing shares of FNFG Common Stock to the HNC shareholders in accordance with this Article III.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF HNC
     HNC represents and warrants to FNFG that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the HNC Disclosure Schedules delivered by HNC to FNFG on the date hereof. HNC has made a good faith effort to ensure that the disclosure on each schedule of the HNC Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the HNC Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of HNC shall include the Knowledge of HNB.
     4.1. Reserved.
     4.2. Organization.
          4.2.1. HNC is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. HNC has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

          4.2.2. HNB is a national bank duly organized and validly existing under the laws of the United States. The deposits of HNB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by HNB when due. HNB is a member in good standing of the FHLB and owns the requisite amount of stock therein.
          4.2.3. HNC Disclosure Schedule 4.2.3 sets forth each HNC Subsidiary. Each HNC Subsidiary is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.
          4.2.4. The respective minute books of HNC, HNB and each other HNC Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).
          4.2.5. Prior to the date of this Agreement, HNC has made available to FNFG true and correct copies of the articles of incorporation or charter and bylaws of HNC, HNB and each other HNC Subsidiary.
     4.3. Capitalization.
          4.3.1. The authorized capital stock of HNC consists of 200,000,000 shares of common stock, $1.00 par value per share, of which 43,090,911 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights. There are 22,718 shares of HNC Common Stock held by HNC as treasury stock. Neither HNC nor any HNC Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of HNC Common Stock, or any other security of HNC or an HNC Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of HNC Common Stock or any other security of HNC or any HNC Subsidiary, other than (i) shares issuable under the HNC Option Plans, (ii) capital securities issued by HNC Statutory Trusts I, II, III and IV (the “Trusts”); (iii) debentures issued by HNC to the Trusts; (iv) the guarantee issued by HNC to the holders of the capital securities issued by the Trusts, and (v) the warrants listed on HNC Disclosure Schedule 4.3.1. HNC Disclosure Schedule 4.3.1 sets forth the name of each holder of options to purchase HNC Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.
          4.3.2. HNC owns all of the capital stock of HNB, free and clear of any lien or encumbrance. Except for the HNC Subsidiaries, HNC does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of HNC Subsidiaries, equity interests held by HNC Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of HNC Subsidiaries, including stock in the FHLB. Either HNC or HNB owns all of the outstanding shares of capital stock of each HNC Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of the Trusts, HNC owns 100% of the common securities and less than 100% of the preferred securities.

          4.3.3. To HNC’s Knowledge, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of HNC Common Stock.
     4.4. Authority; No Violation.
          4.4.1. HNC has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by HNC’s shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by HNC and the consummation by HNC of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of HNC, and no other corporate proceedings on the part of HNC, except for the approval of the HNC shareholders, is necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by HNC, and subject to approval by the shareholders of HNC and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by FNFG, constitutes the valid and binding obligation of HNC, enforceable against HNC in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.
          4.4.2. Subject to receipt of Regulatory Approvals and HNC’s and FNFG’s compliance with any conditions contained therein, and to the receipt of the approval of the shareholders of HNC, (A) the execution and delivery of this Agreement by HNC, (B) the consummation of the transactions contemplated hereby, and (C) compliance by HNC with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of HNC or any HNC Subsidiary or the charter and bylaws of HNB; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to HNC or any HNC Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of HNC or HNB under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which HNC or HNB is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on HNC and the HNC Subsidiaries taken as a whole.
     4.5. Consents.
     Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of FNFG Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNFG Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of HNC, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to HNC’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by HNC, and (y) the completion of the Merger and the Bank Merger by HNC. HNC has no reason to believe that any Regulatory Approvals or other required consents or approvals will not be received.
     4.6. Financial Statements.
          4.6.1. HNC has previously made available to FNFG the HNC Regulatory Reports. The HNC Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.
          4.6.2. HNC has previously made available to FNFG the HNC Financial Statements. The HNC Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), the consolidated financial position, results of operations and cash flows of HNC and the HNC Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.
          4.6.3. At the date of each balance sheet included in the HNC Financial Statements or the HNC Regulatory Reports, neither HNC nor HNB, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such HNC Financial Statements or HNC Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.
          4.6.4. The records, systems, controls, data and information of HNC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of HNC or its Subsidiaries or accountants (including all means of access thereto and there from), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6.4. HNC (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to HNC, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of HNC by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to HNC’s outside auditors and the audit committee of HNC’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect HNC’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in HNC’s internal control over financial reporting. These disclosures (if any) were made in writing by management to HNC’s auditors and audit committee and a copy has previously been made available to FNFG. As of the date hereof, to the knowledge of HNC, its chief executive officer and chief financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 302 of the Sarbanes-Oxley Act, without qualification, when next due.
          4.6.5. Since December 31, 2008, (i) neither HNC nor any of its Subsidiaries nor, to the Knowledge of HNC, any director, officer, employee, auditor, accountant or representative of HNC or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of HNC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that HNC or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing HNC or any of its Subsidiaries, whether or not employed by HNC or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by HNC or any of its officers, directors, employees or agents to the Board of Directors of HNC or any committee thereof or to any director or officer of HNC.
     4.7. Taxes.
     HNC and the HNC Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). HNC and each HNC Subsidiary has duly filed all federal, state and material local tax returns required to be filed by or with respect to HNC and every HNC Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to HNC’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from HNC and any HNC Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. Except as set forth in HNC Disclosure Schedule 4.7, as of the date of this Agreement, HNC has received no written notice of, and to HNC’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of HNC or any HNC Subsidiary, and no written claim has been made by any authority in a jurisdiction where HNC or any HNC Subsidiary does not file tax returns that HNC or any HNC Subsidiary is subject to taxation in that jurisdiction. HNC and the HNC Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. HNC and each HNC Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and HNC and each HNC Subsidiary, to HNC’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.
     4.8. No Material Adverse Effect.
     HNC has not suffered any Material Adverse Effect since March 31, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on HNC.
     4.9. Material Contracts; Leases; Defaults.
          4.9.1. Except as set forth in HNC Disclosure Schedule 4.9.1, neither HNC nor any HNC Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of HNC or any HNC Subsidiary, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of HNC or any HNC Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of HNC or any HNC Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by HNC or any HNC Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which HNC or any HNC Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to FNFG or any FNFG Subsidiary; (vi) any other agreement, written or oral, that obligates HNC or any HNC Subsidiary for the payment of more than $50,000 annually or for the payment of more than $100,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by HNC or any HNC Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

          4.9.2. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in HNC Disclosure Schedule 4.9.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither HNC nor any HNC Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.
          4.9.3. True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 (“Material Contracts”) have been made available to FNFG on or before the date hereof, and are in full force and effect on the date hereof and neither HNC nor any HNC Subsidiary (nor, to the Knowledge of HNC, any other party to any such contract, arrangement or instrument) has materially breached any provision of, or is in default in any respect under any term of, any Material Contract. Except as listed on HNC Disclosure Schedule 4.9.3, no party to any Material Contract will have the right to terminate any or all of the provisions of any such Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.
          4.9.4. Since December 31, 2008, through and including the date of this Agreement, except as publicly disclosed by HNC in the Securities Documents filed or furnished by HNC prior to the date hereof, neither HNC nor any HNC Subsidiary has (i) except for (A) normal increases for employees (other than officers and directors subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2008 (which amounts have been previously made available to FNFG), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on HNC Disclosure Schedule 4.13.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of HNC Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under HNC Option Plans, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of HNC or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $100,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of HNC or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.
     4.10. Ownership of Property; Insurance Coverage.
          4.10.1. HNC and each HNC Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by HNC or each HNC Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the HNC Regulatory Reports and in the HNC Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an HNC Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the HNC Financial Statements. HNC and the HNC Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by HNC and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.
          4.10.2. With respect to all material agreements pursuant to which HNC or any HNC Subsidiary has purchased securities subject to an agreement to resell, if any, HNC or such HNC Subsidiary, as the case may be, has a lien or security interest (which to HNC’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
          4.10.3. HNC and each HNC Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither HNC nor any HNC Subsidiary, except as disclosed in HNC Disclosure Schedule 4.10.3, has received notice from any insurance carrier during the past five years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by HNC or any HNC Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years HNC and each HNC Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. HNC Disclosure Schedule 4.10.3 identifies all material policies of insurance maintained by HNC and each HNC Subsidiary as well as the other matters required to be disclosed under this Section.

     4.11. Legal Proceedings.
     Neither HNC nor any HNC Subsidiary is a party to any, and there are no pending or, to HNC’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against HNC or any HNC Subsidiary, (ii) to which HNC or any HNC Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of HNC or HNB to perform under this Agreement, except for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on HNC.
     4.12. Compliance With Applicable Law.
          4.12.1. To HNC’s Knowledge, each of HNC and each HNC Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither HNC nor any HNC Subsidiary has received any written notice to the contrary. The Board of Directors of HNB has adopted and HNB has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.
          4.12.2. Each of HNC and each HNC Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HNC; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects and, to the Knowledge of HNC, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.
          4.12.3. Other than those listed on HNC Disclosure Schedule 4.12.3, for the period beginning January 1, 2007, neither HNC nor any HNC Subsidiary has received any written notification or, to HNC’s Knowledge, any other communication from any Bank Regulator (i) asserting that HNC or any HNC Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to HNC or any HNC Subsidiary; (iii) requiring, or threatening to require, HNC or any HNC Subsidiary, or indicating that HNC or any HNC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of HNC or any HNC Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of HNC or any HNC Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “HNC Regulatory Agreement”). Neither HNC nor any HNC Subsidiary has consented to or entered into any HNC Regulatory Agreement that is currently in effect or that was in effect since January 1, 2008. The most recent regulatory rating given to HNB as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.
          4.12.4. Since January 1, 2007, HNC has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq. HNC Disclosure Schedule 4.12.4 sets forth, as of December 31, 2008, a schedule of all executive officers and directors of HNC who have outstanding loans from HNC or HNB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.
     4.13. Employee Benefit Plans.
          4.13.1. HNC Disclosure Schedule 4.13.1 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, settlement and change in control agreements and all other material benefit practices, policies and arrangements maintained by HNC or any HNC Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of HNC or any HNC Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “HNC Compensation and Benefit Plans”). Neither HNC nor any HNC Subsidiary has any commitment to create any additional HNC Compensation and Benefit Plan or to materially modify, change or renew any existing HNC Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof, HNC has made available to FNFG true and correct copies of the HNC Compensation and Benefit Plans.
          4.13.2. To the Knowledge of HNC, HNB and HMS and except as disclosed in HNC Disclosure Schedule 4.13.2, each HNC Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each HNC Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and HNC is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of HNC, HNB and HMS, threatened action, suit or claim relating to any of the HNC Compensation and Benefit Plans (other than routine claims for benefits). Neither HNC nor any HNC Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any HNC Compensation and Benefit Plan that would reasonably be expected to subject HNC or any HNC Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.
          4.13.3. No liability under Title IV of ERISA has been incurred by HNC or any HNC Subsidiary with respect to any HNC Compensation and Benefit Plan which is subject to Title IV of ERISA (“HNC Pension Plan”) currently or formerly maintained by HNC or any entity which is considered one employer with HNC under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “HNC ERISA Affiliate”) since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to HNC or any HNC ERISA Affiliate of incurring a liability under such Title. No HNC Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each HNC Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such HNC Pension Plan as of the end of the most recent plan year with respect to the respective HNC Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such HNC Pension Plan as of the date hereof; there is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither HNC nor any HNC ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither HNC, nor any HNC ERISA Affiliate, nor any HNC Compensation and Benefit Plan, including any HNC Pension Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which HNC, any HNC ERISA Affiliate, and any HNC Compensation and Benefit Plan, including any HNC Pension Plan or any such trust or any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the Code.
          4.13.4. All material contributions required to be made under the terms of any HNC Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on HNC’s consolidated financial statements to the extent required by GAAP. HNC and each HNC Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable HNC Compensation and Benefit Plan for financial reporting purposes as required by GAAP.
          4.13.5. Neither HNC nor any HNC Subsidiary has any obligations to provide retiree health, life insurance, or disability insurance, or, except as set forth in HNC Disclosure Schedule 4.13.5, any retiree death benefits under any HNC Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. Except as set forth in HNC Disclosure Schedule 4.13.5, there has been no communication to employees by HNC or any HNC Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits, other than as set forth in HNC Disclosure Schedule 4.13.5.
          4.13.6. HNC and its Subsidiaries do not maintain any HNC Compensation and Benefit Plans covering employees who are not United States residents.
          4.13.7. With respect to each HNC Compensation and Benefit Plan, if applicable, HNC has provided or made available to FNFG copies of the: (A) trust instruments and insurance contracts; (B) three most recent Forms 5500 filed with the IRS; (C) three most recent actuarial reports and financial statements; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last three years; (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (H) PBGC Form 500 and 501 filings, along with the Notice of Intent to Terminate, ERISA Section 204(h) Notice, Notice of Plan Benefits, and all other documentation related to the termination of the HNC Pension Plan.
          4.13.8. Except as provided in HNC Disclosure Schedule 4.13.8 and in Section 3.2.9, the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any HNC Compensation and Benefit Plan, (C) result in any material increase in benefits payable under any HNC Compensation and Benefit Plan, or (D) entitle any current or former employee, director or independent contractor of HNC or any HNC Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).
          4.13.9. Except as disclosed in HNC Disclosure Schedule 4.13.9, neither HNC nor any HNC Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.
          4.13.10. Except as disclosed in HNC Disclosure Schedule 4.13.10, all deferred compensation plans, programs or arrangements are in material compliance, both in form and operation, with Section 409A of the Code and all guidance issued thereunder.

          4.13.11. Except as disclosed in HNC Disclosure Schedule 4.13.11, there are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the HNC Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.
          4.13.12. HNC Disclosure Schedule 4.13.12 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees whose annual rate of salary is $50,000 or greater, of HNB or HNC, their title and rate of salary, and their date of hire.
     4.14. Brokers, Finders and Financial Advisors.
     Neither HNC nor any HNC Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of JPMorgan Securities, Inc. (“JP Morgan”) by HNC and the fee payable pursuant thereto. A true and correct copy of the engagement agreement with JPMorgan, setting forth the fee payable to JPMorgan for its services rendered to HNC in connection with the Merger and transactions contemplated by this Agreement, is attached to HNC Disclosure Schedule 4.14.
     4.15. Environmental Matters.
          4.15.1. Except as may be set forth in HNC Disclosure Schedule 4.15 and any Phase I Environmental Report identified therein, with respect to HNC and each HNC Subsidiary:
               (A) To the Knowledge of HNC, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including Participation Facilities) (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon HNC or any HNC Subsidiary. To the Knowledge of HNC, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to HNC or any HNC Subsidiary by reason of any Environmental Laws. Neither HNC nor any HNC Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that HNC or any HNC Subsidiary or the operation or condition of any property ever owned, operated (including Participation Facilities), or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon HNC or any HNC Subsidiary;

               (B) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the HNC ‘s Knowledge, threatened, before any court, governmental agency or other forum against HNC or any HNC Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by HNC or any HNC Subsidiary;
               (C) To HNC’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by HNC or any of the HNC Subsidiaries, and to HNC’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by HNC or any of the HNC Subsidiaries or any Participation Facility except in compliance with Environmental Laws in all material respects; and
               (D) “Participation Facility” means any facility in which HNC or its Subsidiaries participates in the management , whether as a fiduciary, lender in control of the facility, owner or operator.
     4.16. Loan Portfolio.
          4.16.1. The allowance for loan losses reflected in HNC’s audited consolidated balance sheet at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in HNC’s Securities Documents for periods ending after December 31, 2008 was, adequate, as of the date thereof, under GAAP.
          4.16.2. HNC Disclosure Schedule 4.16.2 sets forth a listing, as of June 30, 2009, by account, of: (A) all loans (including loan participations) of HNB or any other HNC Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of HNB or any other HNC Subsidiary which have been terminated by HNB or any other HNC Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified HNB or any other HNC Subsidiary during the past twelve months of, or has asserted against HNB or any other HNC Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of HNB, each borrower, customer or other party which has given HNB or any other HNC Subsidiary any oral notification of, or orally asserted to or against HNB or any other HNC Subsidiary, any such claim; (D) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (5) where a specific reserve allocation exists in connection therewith, and (E) all assets classified by HNB or any HNB Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Disclosure Schedule 4.16.2 may exclude any individual loan with a principal outstanding balance of less than $50,000.
          4.16.3. All loans receivable (including discounts) and accrued interest entered on the books of HNC and the HNC Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of HNC’s or the appropriate HNC Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. To the Knowledge of HNC, the loans, discounts and the accrued interest reflected on the books of HNC and the HNC Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by HNC or the appropriate HNC Subsidiary free and clear of any liens. Disclosure Schedule 4.16.3 may exclude any individual loan with a principal outstanding balance of less than $50,000.
          4.16.4. The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.
     4.17. Securities Documents.
     HNC has made available to FNFG copies of its (i) annual reports on Form 10-K for the years ended December 31, 2008, 2007 and 2006, (ii) quarterly reports on Form 10-Q for the quarter ended March 31, 2009, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2009, 2008 and 2007. Such reports, prospectus and proxy materials complied, as to form, at the time filed with the SEC, in all material respects, with the Securities Laws.
     4.18. Related Party Transactions.
     Except as described in HNC’s Proxy Statement distributed in connection with the annual meeting of shareholders held in April 2009 (which has previously been provided to FNFG), or as set forth in HNC Disclosure Schedule 4.18, neither HNC nor any HNC Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of HNC or any HNC Affiliate. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any Affiliate of HNC or any HNC Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. To the Knowledge of HNC, neither HNC nor any HNC Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by HNC is inappropriate.
     4.19. Deposits.
     As of the date of this Agreement, none of the deposits of HNC or any HNC Subsidiary is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).
     4.20. Antitakeover Provisions Inapplicable; Required Vote.
     Assuming the accuracy of the representations and warranties of FNFG set forth in Section 5.18, the Board of Directors of HNC, to the extent such statute is applicable, taken all action (including appropriate approvals of the Board of Directors of HNC) necessary to exempt FNFG, the Merger, the Merger Agreement and the transactions contemplated hereby from Chapter 25 of the PBCL. Assuming the accuracy of the representations and warranties of FNFG set forth in Section 5.18, the affirmative vote of a majority of the issued and outstanding shares of HNC Common Stock is required to approve this Agreement and the Merger under HNC’s certificate of incorporation and the PBCL. HNC shareholders do not have dissenters rights with respect to the Merger under the PBCL.
     4.21. Registration Obligations.
     Neither HNC nor any HNC Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.
     4.22. Risk Management Instruments.
     All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for HNC’s own account, or for the account of one or more of HNC’s Subsidiaries or their customers (all of which are set forth in HNC Disclosure Schedule 4.22), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of HNC, with counterparties believed to be financially responsible at the time; and to HNC’s Knowledge each of them constitutes the valid and legally binding obligation of HNC or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither HNC nor any HNC Subsidiary, nor to the Knowledge of HNC any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.
     4.23. Fairness Opinion.
     HNC has received a written opinion from JP Morgan to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Exchange Ratio (assuming that the level of HNC Delinquent Loans will not result in any adjustment) to be received by the shareholders of HNC pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.
     4.24. Trust Accounts.
     HNB and each of its subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither HNB nor any other HNC Subsidiary, and to the Knowledge of HNC, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.
     4.25. Intellectual Property.
     HNC and each HNC Subsidiary owns or, to HNC’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of HNC’s or each of HNC’s Subsidiaries’ business, and neither HNC nor any HNC Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. HNC and each HNC Subsidiary has performed all the material obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of HNC, the conduct of the business of HNC and each HNC Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.
     4.26. Labor Matters.
     There are no labor or collective bargaining agreements to which HNC or any HNC Subsidiary is a party. To the Knowledge of HNC, there is no union organizing effort pending or to the Knowledge of HNC, threatened against HNC or any HNC Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of HNC, threatened against HNC or any HNC Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of HNC, threatened against HNC or any HNC Subsidiary (other than routine employee grievances that are not related to union employees). HNC and each HNC Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.
     4.27. HNC Information Supplied.
     The information relating to HNC and any HNC Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF FNFG
     FNFG represents and warrants to HNC that the statements contained in this Article V are correct and complete as of the date of this Agreement, except as set forth in the FNFG Disclosure Schedules delivered by FNFG to HNC on the date hereof. FNFG has made a good faith effort to ensure that the disclosure on each schedule of the FNFG Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the FNFG Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of FNFG shall include the Knowledge of First Niagara Bank and First Niagara Commercial Bank.
     5.1. Reserved.
     5.2. Organization.
          5.2.1. FNFG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA. FNFG has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.
          5.2.2. First Niagara Bank is a federal savings bank duly organized and validly existing under the laws of the United States. The deposits of First Niagara Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. First Niagara Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.
          5.2.3. First Niagara Commercial Bank is a New York chartered commercial bank duly organized and validly existing under the laws of the State of New York. The deposits of First Niagara Commercial Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by First Niagara Commercial Bank when due. The activities of First Niagara Commercial Bank have been limited to those set forth in Section 2(a)(5)(E)(ii) of the BHCA.
          5.2.4. FNFG Disclosure Schedule 5.2.4 sets forth each FNFG Subsidiary. Each FNFG Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.
          5.2.5. The respective minute books of FNFG and each FNFG Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

          5.2.6. Prior to the date of this Agreement, FNFG has made available to HNC true and correct copies of the certificate of incorporation and bylaws of FNFG and First Niagara Bank and the FNFG Subsidiaries.
     5.3. Capitalization.
          5.3.1. The authorized capital stock of FNFG consists of 250,000,000 shares of common stock, $0.01 par value, of which 149,786,706 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 50,000,000 shares of preferred stock, $0.01 par value (“FNFG Preferred Stock”), none of which are outstanding. There are 6,682,555 shares of FNFG Common Stock held by FNFG as treasury stock. Neither FNFG nor any FNFG Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FNFG Common Stock, or any other security of FNFG or any securities representing the right to vote, purchase or otherwise receive any shares of FNFG Common Stock or any other security of FNFG, other than shares issuable under the FNFG Stock Benefit Plans.
          5.3.2. FNFG owns all of the capital stock of First Niagara Bank free and clear of any lien or encumbrance. First Niagara Bank owns all of the capital stock of First Niagara Commercial Bank free and clear of any lien or encumbrance.
          5.3.3. To the Knowledge of FNFG, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FNFG Common Stock.
     5.4. Authority; No Violation.
          5.4.1. FNFG has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FNFG and the completion by FNFG of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of FNFG, and no other corporate proceedings on the part of FNFG, are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by FNFG, and subject to the receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by HNC, constitutes the valid and binding obligations of FNFG, enforceable against FNFG in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.
          5.4.2. Subject to receipt of Regulatory Approvals and HNC’s and FNFG’s compliance with any conditions contained therein, (A) the execution and delivery of this Agreement by FNFG, (B) the consummation of the transactions contemplated hereby, and (C) compliance by FNFG with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of FNFG or any FNFG Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FNFG or any FNFG Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FNFG or any FNFG Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on FNFG.
     5.5. Consents.
     Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of FNFG Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNFG Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of HNC, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to FNFG’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by FNFG, and (y) the completion of the Merger and the Bank Merger. FNFG has no reason to believe that any Regulatory Approvals or other required consents or approvals will not be received.
     5.6. Financial Statements.
          5.6.1. FNFG has previously made available to HNC the FNFG Financial Statements. The FNFG Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of FNFG and the FNFG Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.
          5.6.2. At the date of each balance sheet included in the FNFG Financial Statements, FNFG did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FNFG Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.
          5.6.3. The records, systems, controls, data and information of FNFG and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNFG or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6.3. FNFG (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to FNFG, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of FNFG by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to FNFG’s outside auditors and the audit committee of FNFG’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect FNFG’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FNFG’s internal control over financial reporting. As of the date hereof, to the knowledge of FNFG, its chief executive officer and chief financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 302 of the Sarbanes-Oxley Act, without qualification, when next due.
          5.6.4. The allowance for credit losses reflected in FNFG’s audited statement of condition at December 31, 2008 was, and the allowance for credit losses shown on the balance sheets in FNFG’s Securities Documents for periods ending after December 31, 2008 will be, adequate, as of the dates thereof, under GAAP.
     5.7. Taxes.
     FNFG and the FNFG Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). FNFG and each FNFG Subsidiary has duly filed all federal, state and material local tax returns required to be filed by or with respect to FNFG and each FNFG Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of FNFG, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from FNFG and any FNFG Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, FNFG has received no written notice of, and to FNFG’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of FNFG or any FNFG Subsidiary, and no written claim has been made by any authority in a jurisdiction where FNFG or any FNFG Subsidiary does not file tax returns that FNFG or any FNFG Subsidiary is subject to taxation in that jurisdiction. FNFG and the FNFG Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. FNFG and each FNFG Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and FNFG and each FNFG Subsidiary, to the Knowledge of FNFG, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.
     5.8. No Material Adverse Effect.
     FNFG has not suffered any Material Adverse Effect since March 31, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FNFG.
     5.9. Ownership of Property; Insurance Coverage.
          5.9.1. FNFG and each FNFG Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by FNFG or each FNFG Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FNFG Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a FNFG Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the FNFG Financial Statements. FNFG and the FNFG Subsidiaries, as lessee, have the right under valid and enforceable leases of real and personal properties used by FNFG and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. To FNFG’s knowledge, neither FNFG or any FNFG Subsidiary is in default in any material respect under any lease for any real or personal property to which either FNFG or any FNFG Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on FNFG.

     5.10. Legal Proceedings.
     Except as disclosed in FNFG Disclosure Schedule 5.10, neither FNFG nor any FNFG Subsidiary is a party to any, and there are no pending or, to the Knowledge of FNFG, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against FNFG or any FNFG Subsidiary, (ii) to which FNFG or any FNFG Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of FNFG to perform under this Agreement, except for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.
     5.11. Compliance With Applicable Law.
          5.11.1. To the Knowledge of FNFG, each of FNFG and each FNFG Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither FNFG nor any FNFG Subsidiary has received any written notice to the contrary. The Board of Directors of First Niagara Bank has adopted and First Niagara Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.
          5.11.2. Each of FNFG and each FNFG Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of FNFG, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.
          5.11.3. For the period beginning January 1, 2008, neither FNFG nor any FNFG Subsidiary has received any written notification or, to the Knowledge of FNFG, any other communication from any Bank Regulator (i) asserting that FNFG or any FNFG Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FNFG or First Niagara Bank or First Niagara Commercial Bank; (iii) requiring or threatening to require FNFG or any FNFG Subsidiary, or indicating that FNFG or any FNFG Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FNFG or any FNFG Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FNFG or any FNFG Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “FNFG Regulatory Agreement”). Neither FNFG nor any FNFG Subsidiary has consented to or entered into any currently effective FNFG Regulatory Agreement. The most recent regulatory rating given to First Niagara Bank as to compliance with the CRA is satisfactory or better.
          5.11.4. Since the enactment of the Sarbanes-Oxley Act, FNFG has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.
     5.12. Employee Benefit Plans.
          5.12.1. FNFG Disclosure Schedule 5.12.1 includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, employee stock ownership, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit, and fringe benefit plans and all other benefit practices, policies and arrangements maintained by FNFG or any FNFG Subsidiary and in which employees in general may participate (the “FNFG Compensation and Benefit Plans”).
          5.12.2. To the Knowledge of FNFG, each FNFG Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each FNFG Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and FNFG is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of FNFG, threatened action, suit or claim relating to any of the FNFG Compensation and Benefit Plans (other than routine claims for benefits). Neither FNFG nor any FNFG Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any FNFG Compensation and Benefit Plan that would reasonably be expected to subject FNFG or any FNFG Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.
          5.12.3. No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by FNFG or any FNFG Subsidiary with respect to any FNFG Compensation and Benefit Plan which is subject to Title IV of ERISA (“FNFG Pension Plan”) currently or formerly maintained by FNFG or any entity which is considered one employer with FNFG under Section 4001(b)(1) of ERISA or Section 414 of the

Code (an “FNFG ERISA Affiliate”). No FNFG Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 431 of the Code), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. The fair market value of the assets of each FNFG Defined Benefit Plan exceeds the present value of the benefits guaranteed under Section 4022 of ERISA under such FNFG Defined Benefit Plan as of the end of the most recent plan year with respect to the respective FNFG Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such FNFG Defined Benefit Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any FNFG Defined Benefit Plan within the 12-month period ending on the date hereof. Neither FNFG nor any of its Subsidiaries has provided, or is required to provide, security to any FNFG Defined Benefit Plan or has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA. Neither FNFG nor any FNFG Subsidiary nor any FNFG ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after January 1, 1998.
          5.12.4. All material contributions required to be made under the terms of any FNFG Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on FNFG’s consolidated financial statements to the extent required by GAAP. FNFG and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable FNFG Compensation and Benefit Plan for financial reporting purposes as required by GAAP.
     5.13. Environmental Matters.
          5.13.1. To the Knowledge of FNFG, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon FNFG or any FNFG Subsidiary. To the Knowledge of FNFG, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to FNFG or any FNFG Subsidiary by reason of any Environmental Laws. Neither FNFG nor any FNFG Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that FNFG or any FNFG Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon FNFG or any FNFG Subsidiary.
          5.13.2. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the FNFG ‘s Knowledge, threatened, before any court, governmental agency or other forum against FNFG or any FNFG Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by FNFG or any FNFG Subsidiary.
     5.14. Securities Documents
          5.14.1 FNFG has made available to HNC copies of its (i) annual reports on Form 10-K for the years ended December 31, 2008, 2007 and 2006, (ii) quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2008, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2009, 2008 and 2007. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.
          5.14.2 In FNFG’s reasonable judgment, the allowance for loan losses reflected in FNFG’s audited consolidated balance sheet at December 31, 2008 was, and the allowance for loan losses shown on the balance sheet in FNFG’s Securities Documents at March 31, 2009 was adequate in all material respects, as of the date thereof, under GAAP.
     5.15. Brokers, Finders and Financial Advisors
     Neither FNFG nor any FNFG Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Keefe Bruyette & Woods and Sandler O’Neill & Partners, L.P. and the fee payable pursuant thereto.
     5.16. FNFG Common Stock
     The shares of FNFG Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.
     5.17. FNFG Information Supplied
     The information relating to FNFG and any FNFG Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by FNFG with respect to statements made or incorporated by reference therein based on information supplied by HNC specifically for inclusion or incorporation by reference in the Merger Registration Statement.

     5.18. PBCL Sections 2538 and 2553
     Other than by reason of this Agreement or the transactions contemplated hereby, FNFG is not an “interested shareholder” (as defined in Sections 2538 or 2553 of the PBCL) of HNC.
ARTICLE VI
COVENANTS OF HNC
     6.1. Conduct of Business.
          6.1.1. Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of FNFG, which consent will not be unreasonably withheld, conditioned or delayed, HNC will, and it will cause each HNC Subsidiary to: operate its business, only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would, or would be reasonably likely to, (i) materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement.
          6.1.2. Negative Covenants. HNC agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in HNC Disclosure Schedule 6.1.2, or consented to by FNFG in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each HNC Subsidiary not to:
               (A) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law, appoint a new director to the board of directors, or allow dissenters rights to its stockholders as authorized by Pennsylvania law;
               (B) change the number of authorized or issued shares of its capital stock, issue any shares of HNC Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the HNC Option Plans, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (i) HNC may issue shares of HNC Common Stock upon the valid exercise, in accordance with the information set forth in HNC Disclosure Schedule 4.3.1, of presently outstanding HNC Options issued under the HNC Option Plan, and (ii) any HNC Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice, and (iii) HNC may pay its normal quarterly dividend in the amount of $0.01 per share with respect to shares of outstanding HNC common stock, with record and payment dates consistent with past practice (provided the declaration of the last quarterly dividend by HNC prior to the Effective Time and the payment thereof shall be coordinated with FNFG so that the holders of HNC Common Stock do not receive dividends on both HNC Common Stock and FNFG Common Stock or fail to receive a dividend on at least one of the HNC Common Stock or FNFG Common Stock received in the Merger in respect of such quarter).
               (C) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;
               (D) other than as set forth in HNC Disclosure Schedule 6.1.2(D), make application for the opening or closing of any, or open or close any, branch or automated banking facility;
               (E) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on HNC Disclosure Schedule 4.9.1 and 4.13.1, and (ii) pay increases in the ordinary course of business consistent with past practice to non-officer employees. Neither HNC nor any HNC Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $50,000, provided that HNC or an HNC Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business. Any bonus or incentive plan adopted, continued or implemented for services performed on or after January 1, 2010 shall be in such form and with such terms as mutually agreed to by HNC (or an HNC Subsidiary) and FNFG (provided that all such plans in place for 2009 shall operate in accordance with their current terms for the performance period ending December 31, 2009);
               (F) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;
               (G) merge or consolidate HNC or any HNC Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of HNC or any HNC Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between HNC, or any HNC Subsidiary, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any HNC Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

               (H) sell or otherwise dispose of the capital stock of HNC or sell or otherwise dispose of any asset of HNC or of any HNC Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of HNC or of any HNC Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;
               (I) voluntarily take any action which would result in any of the representations and warranties of HNC or HNB set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;
               (J) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating HNC or HNB;
               (K) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which HNC or any HNC Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;
               (L) purchase any equity securities, or purchase any securities other than securities (i) rated “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount of not more than $5,000,000, (iii) with a weighted average life of not more than two years and (iv) otherwise in the ordinary course of business consistent with past practice;
               (M) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the HNC Disclosure Schedule 6.12(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of $1.0 million for a commercial real estate loan or $3.5 million for a commercial business loan, or in excess of $500,000 for a residential loan. In addition, the prior approval of FNFG is required with respect to the foregoing: (i) any new loan or credit facility commitment in an amount of $1.5 million or greater to any borrower or group of affiliated borrowers whose credit exposure with HNB, HNC or any HNC Subsidiary, in the aggregate, exceeds $7.5 million prior thereto or as a result thereof; and (ii) any new loan or credit facility commitment in excess of $100,000 to any person residing, or any property located, outside of the Commonwealth of Pennsylvania;
               (N) except as set forth on the HNC Disclosure Schedule 6.12(N), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

               (O) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;
               (P) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;
               (Q) make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;
               (R) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any HNC Employee Plan;
               (S) except as set forth in HNC Disclosure Schedule 6.12(S), make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;
               (T) except as set forth in HNC Disclosure Schedule 6.12(T), purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;
               (U) Reserved.
               (V) undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by HNC or HNB of more than $25,000 annually, or containing any financial commitment extending beyond 24 months from the date hereof;
               (W) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, provided that HNC may charge-off through settlement, compromise or discharge up to 7% of the outstanding principle balance of any HNC Delinquent Loan;
               (X) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

               (Y) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;
               (Z) issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with FNFG and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of FNFG (which shall not be unreasonably withheld) or issue any broadly distributed communication of a general nature to customers without the prior approval of FNFG (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or
               (AA) agree to do any of the foregoing.
          6.1.3. Stock Purchase Plan.
          HNC agrees to continue the suspension of the HNC Dividend Reinvestment and Stock Purchase Plan (“Stock Purchase Plan”). HNC further agrees that as soon as practicable following the date of this Agreement, but in no event later than the Effective Time, HNC shall terminate the Stock Purchase Plan.
     6.2. Current Information.
          6.2.1. During the period from the date of this Agreement to the Effective Time, HNC will cause one or more of its representatives to confer with representatives of FNFG and report the general status of its ongoing operations at such times as FNFG may reasonably request. HNC will promptly notify FNFG of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving HNC or any HNC Subsidiary. Without limiting the foregoing, senior officers of FNFG and HNC shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of HNC and its Subsidiaries, in accordance with applicable law, and HNC shall give due consideration to FNFG’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither FNFG nor any FNFG Subsidiary shall under any circumstance be permitted to exercise control of HNC or any HNC Subsidiary prior to the Effective Time.
          6.2.2. HNB and First Niagara Bank shall meet on a regular basis to discuss and plan for the conversion of HNB’s data processing and related electronic informational systems to those used by First Niagara Bank, which planning shall include, but not be limited to, discussion of the possible termination by HNB of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by HNB in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that HNB shall not be obligated to take any such action prior to the Effective Time and, unless HNB otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that HNB takes, at the request of First Niagara Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, First Niagara Bank shall indemnify HNB for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by HNC, or a termination of this Agreement under Section 11.1.8 or 11.1.9.
          6.2.3. HNB shall provide First Niagara Bank, within fifteen (15) business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (iv) and impaired loans. On a monthly basis, HNC shall provide First Niagara Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.
          6.2.4. HNC shall promptly inform FNFG upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of HNC or any HNC Subsidiary under any labor or employment law.
     6.3. Access to Properties and Records.
     Subject to Section 12.1 hereof, HNC shall permit FNFG reasonable access during normal business hours upon reasonable notice to its properties and those of the HNC Subsidiaries, and shall disclose and make available to FNFG during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter HNC reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which FNFG may have a reasonable interest; provided, however, that HNC shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. HNC shall provide and shall request its auditors to provide FNFG with such historical financial information regarding it (and related audit reports and consents) as FNFG may reasonably request for securities disclosure purposes. FNFG shall use commercially reasonable efforts to minimize any interference with HNC’s regular business operations during any such access to HNC’s property, books and records. HNC shall permit FNFG, at its expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at each Branch at any time prior to the Closing Date; provided, however, that FNFG shall have the right to conduct a “phase II environmental audit” prior to the Closing only to the extent that a “phase II environmental audit” is within the scope of additional testing recommended by the “phase I environmental audit” to be performed as a result of a “Recognized Environmental Condition” (as such term is defined by The American Society for Testing Materials) that was discovered in the “phase I environmental audit” and provided that as to any “phase II environmental audits” performed at a Branch which HNB leases, the landlord pursuant to the applicable lease has consented to such “phase II environmental audit” if such consent is necessary pursuant to the lease. HNB will use its commercially reasonable efforts (at no cost to HNB) to obtain such landlord consent. Prior to performing any “phase II environmental audits,” FNFG will provide HNC with a copy of its proposed work plan and FNFG will cooperate in good faith with HNC to address any comments or suggestions made by HNC regarding the work plan. FNFG and its environmental consultant shall conduct all environmental assessments pursuant to this Section at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with HNC’s operation of its business, and FNFG shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted hereunder. FNFG shall be required to restore each Owned Real Property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any “phase I environmental audit” and any “phase II environmental audit,” and any restoration and clean up, shall be borne solely by FNFG.
     6.4. Financial and Other Statements.
          6.4.1. Promptly upon receipt thereof, HNC will furnish to FNFG copies of each annual, interim or special audit of the books of HNC and the HNC Subsidiaries made by its independent auditors and copies of all internal control reports submitted to HNC by such auditors in connection with each annual, interim or special audit of the books of HNC and the HNC Subsidiaries made by such auditors.
          6.4.2. As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, HNC will deliver to FNFG the Securities Documents filed by it with the SEC under the Securities Laws. HNC will furnish to FNFG copies of all documents, statements and reports as it or any HNC Subsidiary shall send to its shareholders, the FDIC, the FRB, the Department or any other regulatory authority, except as legally prohibited thereby. Within 25 days after the end of each month, HNC will deliver to FNFG a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.
          6.4.3. HNC will advise FNFG promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of HNC or any of the HNC Subsidiaries.
          6.4.4. With reasonable promptness, HNC will furnish to FNFG such additional financial data that HNC possesses and as FNFG may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

     6.5. Maintenance of Insurance.
     HNC shall maintain, and cause each HNC Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.
     6.6. Disclosure Supplements.
     From time to time prior to the Effective Time, HNC will promptly supplement or amend the HNC Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such HNC Disclosure Schedule or which is necessary to correct any information in such HNC Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such HNC Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.
     6.7. Consents and Approvals of Third Parties.
     HNC shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.
     6.8. Reasonable Best Efforts.
     Subject to the terms and conditions herein provided, HNC agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
     6.9. Failure to Fulfill Conditions.
     In the event that HNC determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FNFG.
     6.10. No Solicitation.
     (a) HNC shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than FNFG) any information or data with respect to HNC or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which HNC is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by HNC or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of HNC or otherwise, shall be deemed to be a breach of this Agreement by HNC. HNC and its Subsidiaries shall, and shall cause each of HNC Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.
     For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from FNFG), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving HNC or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of HNC or any of its Subsidiaries representing, in the aggregate, twenty-five percent (25%) or more of the assets of HNC and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of HNC or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of HNC or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
     (b) Notwithstanding Section 6.10(a), HNC may take any of the actions described in clause (ii) of Section 6.10(a) if, but only if, (i) HNC has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.10; (ii) the HNC Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal; (iii) HNC has provided FNFG with at least one (1) Business Day’s prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to HNC or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, HNC receives from such Person a confidentiality agreement with terms no less favorable to HNC than those contained in the Confidentiality Agreement. HNC shall promptly provide to FNFG any non-public information regarding HNC or its Subsidiaries provided to any other Person that was not previously provided to FNFG, such additional information to be provided no later than the date of provision of such information to such other party.
     For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the HNC Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of HNC Common Stock or all, or substantially all, of the assets of HNC and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of HNC Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to HNC’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to HNC’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
     (c) HNC shall promptly (and in any event within twenty-four (24) hours) notify FNFG in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, HNC or any HNC Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. HNC agrees that it shall keep FNFG informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
     (d) Neither the HNC Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to FNFG in connection with the transactions contemplated by this Agreement (including the Merger), the HNC Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with HNC Shareholders Meeting or otherwise, inconsistent with the HNC Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the HNC Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause HNC or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring HNC to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

     (e) Notwithstanding Section 6.10(d), prior to the date of HNC Shareholders Meeting, the HNC Board may approve or recommend to the shareholders of HNC a Superior Proposal and withdraw, qualify or modify the HNC Recommendation in connection therewith (a “HNC Subsequent Determination”) after the third (3rd) Business Day following FNFG’s receipt of a notice (the “Notice of Superior Proposal”) from HNC advising FNFG that the HNC Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes a Superior Proposal (it being understood that HNC shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that HNC proposes to accept and the subsequent notice period shall be two (2) business days) if, but only if, (i) the HNC Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to HNC’s shareholders under applicable law, and (ii) at the end of such three (3) Business Day period or the two (2) Business Day Period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by FNFG since its receipt of such Notice of Superior Proposal (provided, however, that FNFG shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), HNC Board has again in good faith made the determination (A) in clause (i) of this Section 6.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the HNC Recommendation or the making of a HNC Subsequent Determination by the HNC Board shall not change the approval of the HNC Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the HNC Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.
     (f) Nothing contained in this Section 6.10 shall prohibit HNC or the HNC Board from complying with HNC’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in HNC Recommendation unless HNC Board reaffirms HNC Recommendation in such disclosure.
     6.11. Reserves and Merger-Related Costs.
     HNC agrees to consult with FNFG with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). FNFG and HNC shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as FNFG shall reasonably request and which are not inconsistent with GAAP, provided that (i) no such actions need be effected until FNFG shall have irrevocably certified to HNC that all conditions set forth in Article IX to the obligation of FNFG to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waive, and (ii) the effect of any such actions shall not be included in calculating HNC Delinquent Loans.

     6.12. Board of Directors and Committee Meetings.
     HNC and HNB shall permit representatives of FNFG (no more than two) to attend any meeting of the Board of Directors of HNC and/or HNB or the Executive and Loan Committees thereof as an observer, provided that neither HNC nor HNB shall be required to permit the FNFG representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of HNC or HNB or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to FNFG’s participation. FNFG shall bear all legal and financial responsibility for ensuring that observer rights shall not constitute control of HNC or HNB under applicable laws.
ARTICLE VII
COVENANTS OF FNFG
     7.1. Conduct of Business.
     During the period from the date of this Agreement to the Effective Time, except with the written consent of HNC, which consent will not be unreasonably withheld, FNFG will, and it will cause each FNFG Subsidiary to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would, or would be reasonably likely to: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or other approvals of Governmental Entities required for the transaction contemplated hereby, or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.
     7.2. Current Information.
     During the period from the date of this Agreement to the Effective Time, FNFG will cause one or more of its representatives to confer with representatives of HNC and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as HNC may reasonably request. FNFG will promptly notify HNC, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), which might adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; or the institution of material litigation involving FNFG and any FNFG Subsidiary. FNFG shall be reasonably responsive to requests by HNC for access to such information and personnel regarding FNFG and its Subsidiaries as may be reasonably necessary for HNC to confirm that the representations and warranties of FNFG contained herein are true and correct and that the covenants of FNFG contained herein have been performed in all material respects; provided, however, that FNFG shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in FNFG’s reasonable judgment, would interfere with the normal conduct of FNFG’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel.
     7.3. Financial and Other Statements.
     FNFG will make available to HNC the Securities Documents filed by it with the SEC under the Securities Laws. FNFG will furnish to HNC copies of all documents, statements and reports as it or FNFG file with the OTS or any other Bank Regulator authority with respect to the Merger. FNFG will furnish to HNC copies of all documents, statements and reports as it or any FNFG Subsidiary sends to the shareholders of FNFG.
     7.4. Disclosure Supplements.
     From time to time prior to the Effective Time, FNFG will promptly supplement or amend the FNFG Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FNFG Disclosure Schedule or which is necessary to correct any information in such FNFG Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such FNFG Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.
     7.5. Consents and Approvals of Third Parties.
     FNFG shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated by this Agreement.
     7.6. All Reasonable Efforts.
     Subject to the terms and conditions herein provided, FNFG agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
     7.7. Failure to Fulfill Conditions.
     In the event that FNFG determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify HNC.
     7.8. Employee Benefits.
          7.8.1. FNFG will review all HNC Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by HNC or any HNC Subsidiary are changed or terminated by FNFG, in whole or in part, FNFG shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of FNFG or applicable FNFG Subsidiary (as of the date any such compensation or benefit is provided). Employees of HNC or any HNC Subsidiary who become participants in an FNFG Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes unless specifically set forth herein) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of HNC or HNB or any predecessor thereto prior to the Effective Time, provided, however, that credit for prior service shall not be given for any purpose under the FNFG ESOP, and provided further, that credit for benefit accrual purposes will be given only for purposes of FNFG vacation policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan of FNFG. This Agreement shall not be construed to limit the ability of FNFG or First Niagara Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.
          7.8.2. FNFG shall honor the terms of all employment, consulting and change in control agreements set forth on HNC Disclosure Schedule 4.13.1.
          7.8.3. Any employee of HNC or any HNC Subsidiary who is not a party to an employment, consulting, change in control or severance agreement or contract providing severance payments and whose employment is terminated at or before the Effective Time or within six (6) months after the Effective Time, shall receive severance benefits in accordance with HNC’s severance practice, as set forth in HNC Disclosure Schedule 7.8.3. Any employees of HNC or any HNC Subsidiary who continue employment with FNFG or an FNFG Subsidiary for more than six (6) months after the Effective Time shall, upon any subsequent termination of employment, be covered by and eligible to receive severance benefits under the FNFG severance plan, as set forth in FNFG Disclosure Schedule 7.8.3, in accordance with the terms of such plan or policy.
          7.8.4. In the event of any termination or consolidation of any HNC health plan with any FNFG health plan, FNFG shall make available to employees of HNC or any HNC Subsidiary who continue employment with FNFG or an FNFG Subsidiary (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to FNFG employees. Unless a Continuing Employee affirmatively terminates coverage under an HNC health plan prior to the time that such Continuing Employee becomes eligible to participate in the FNFG health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the HNC health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of FNFG and their dependents. In the event of a termination or consolidation of any HNC health plan, terminated HNC employees and qualified beneficiaries will have the right to continued coverage under group health plans of FNFG in accordance with COBRA, consistent with the provisions below. All HNC Employees who cease participating in an HNC health plan and become participants in a comparable FNFG health plan (each a “Former HNC Health Plan Participant”) shall receive credit for any co-payment and deductibles paid under HNC’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the FNFG health plan, upon substantiation, in a form satisfactory to FNFG that such co-payment and/or deductible has been satisfied. With respect to any Former HNC Health Plan Participant, any coverage limitation under the FNFG health plan due to any pre-existing condition shall be waived by the FNFG health plan to the degree that such condition was covered by the HNC health plan and such condition would otherwise have been covered by the FNFG health plan in the absence of such coverage limitation.
     7.9. Directors and Officers Indemnification and Insurance.
          7.9.1. For a period of six years after the Effective Time, FNFG shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of HNC or an HNC Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of FNFG, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of HNC or an HNC Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by HNC under the PCBL and under HNC’s Certificate of Incorporation and Bylaws. FNFG shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by HNC under the PCBL and under HNC’s Certificate of Incorporation and Bylaws, upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall notify FNFG (but the failure so to notify FNFG shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure materially prejudices FNFG) and shall deliver to FNFG the undertaking referred to in the previous section.
          7.9.2. In the event that either FNFG or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of FNFG shall assume the obligations set forth in this Section 7.9.
          7.9.3. FNFG shall maintain, or shall cause First Niagara Bank to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of HNC (provided, that FNFG may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall FNFG be required to expend pursuant to this Section 7.9.3 more than 200% of the annual cost currently expended by HNC with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, FNFG shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, HNC agrees in order for FNFG to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.
          7.9.4. The obligations of FNFG provided under this Section 7.9 are intended to be enforceable against FNFG directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of FNFG.
     7.10. Stock Listing.
     FNFG agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the FNFG Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of FNFG Common Stock to be issued in the Merger.
     7.11. Stock and Cash Reserve.
     FNFG agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.
ARTICLE VIII
REGULATORY AND OTHER MATTERS
     8.1. HNC Shareholder Meeting.
     HNC will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “HNC Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in HNC’s reasonable judgment, necessary or desirable, (ii) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the HNC shareholders (the “HNC Recommendation”).
     8.2. Proxy Statement-Prospectus.
          8.2.1. For the purposes (x) of registering FNFG Common Stock to be offered to holders of HNC Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the HNC Shareholders Meeting, FNFG shall draft and prepare, and HNC shall cooperate in the preparation of, the Merger Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the HNC shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). FNFG shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of FNFG and HNC shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of HNC and FNFG shall thereafter promptly mail the Proxy Statement-Prospectus to the HNC shareholders. FNFG shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and HNC shall furnish all information concerning HNC and the holders of HNC Common Stock as may be reasonably requested in connection with any such action.
          8.2.2. HNC shall provide FNFG with any information concerning itself that FNFG may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and FNFG shall notify HNC promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to HNC promptly copies of all correspondence between FNFG or any of their representatives and the SEC. FNFG shall give HNC and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give HNC and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of FNFG and HNC agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of HNC Common Stock entitled to vote at the HNC Shareholders Meeting hereof at the earliest practicable time.
          8.2.3. HNC and FNFG shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, HNC shall cooperate with FNFG in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and FNFG shall file an amended Merger Registration Statement with the SEC, and HNC shall mail an amended Proxy Statement-Prospectus to the HNC shareholders. If requested by FNFG, HNC shall obtain a “comfort” letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding HNC, in form and substance that is customary in transactions such as the Merger.
     8.3. Regulatory Approvals.
     Each of HNC and FNFG will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. HNC and FNFG will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the

Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of HNC, FNFG to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. HNC shall have the right to review and approve in advance all characterizations of the information relating to HNC and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. FNFG shall give HNC and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give HNC and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator.
ARTICLE IX
CLOSING CONDITIONS
     9.1. Conditions to Each Party’s Obligations under this Agreement.
     The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:
          9.1.1. Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of HNC.
          9.1.2. Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.
          9.1.3. Regulatory Approvals. All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of FNFG, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of HNC, HNB and FNFG or materially impair the value of HNC or HNB to FNFG.
          9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of FNFG

Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.
          9.1.5. Nasdaq Listing. The shares of FNFG Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.
          9.1.6. Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, FNFG shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., and HNC shall have received an opinion of Dechert LLP, each reasonably acceptable in form and substance to FNFG and HNC, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinion described in this Section 9.1.6, the law firms may require and rely upon customary representations contained in certificates of officers of FNFG and HNC and their respective subsidiaries.
     9.2. Conditions to the Obligations of FNFG under this Agreement.
     The obligations of FNFG under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.4 at or prior to the Closing Date:
          9.2.1. Representations and Warranties. Each of the representations and warranties of HNC set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 4.1; and HNC shall have delivered to FNFG a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of HNC as of the Effective Time. For purposes of this condition to Closing, no representation or warranty of HNC contained in this Article IV shall be deemed untrue or incorrect, and HNC shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes, solely with respect to any representation or warranty breached when considering references to “materiality” or “material adverse effect” and other than with respect to the representations and warranties in Sections 4.6.1, 4.6.2, 4.9.1, 4.9.4, 4.12, 4.13.1 and 4.13.2, (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 4.2.1, 4.2.2 and 4.2.3 (other than the last sentence of Sections 4.2.1 and 4.2.2), and Sections 4.3, 4.4 and 4.8, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained; and provided that with respect to Sections 4.13.5, 4.13.8 and 4.13.11, if there is a representation or warranty that is breached based on such representation or warranty not being true and correct in all material respects (without regard to the standard of the preceding sentence), and any or all breaches relate to an undisclosed payment, expense accrual or cost in excess of $1,500,000, then any amounts in excess of $1,500,000 shall be considered and added to HNC Delinquent Loans.
          9.2.2. Agreements and Covenants. HNC shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and FNFG shall have received a certificate signed on behalf of HNC by the Chief Executive Officer and Chief Financial Officer of HNC to such effect dated as of the Effective Time.
          9.2.3. Permits, Authorizations, Etc. HNC shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.
     HNC will furnish FNFG with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as FNFG may reasonably request.
     9.3. Conditions to the Obligations of HNC under this Agreement.
     The obligations of HNC under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:
          9.3.1. Representations and Warranties. Each of the representations and warranties of FNFG set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 5.1; and FNFG shall have delivered to HNC a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of FNFG as of the Effective Time. For the purposes of this condition to Closing, no representation or warranty of FNFG contained in this Article V shall be deemed untrue or incorrect, and FNFG shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 5.2 (other than the last sentence of Sections 5.2.1 and 5.2.2), 5.3, 5.4 and 5.8, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.
          9.3.2. Agreements and Covenants. FNFG shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and HNC shall have received a certificate signed on behalf of FNFG by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.
          9.3.3. Permits, Authorizations, Etc. FNFG shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.
          9.3.4. Payment of Merger Consideration. FNFG shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide HNC with a certificate evidencing such delivery.
     FNFG will furnish HNC with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as HNC may reasonably request.
ARTICLE X
THE CLOSING
     10.1. Time and Place.
     Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m., or at such other place or time upon which FNFG and HNC mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m. on the day prior to the Closing Date.
     10.2. Deliveries at the Pre-Closing and the Closing.
     At the Pre-Closing there shall be delivered to FNFG and HNC the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, FNFG shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.
ARTICLE XI
TERMINATION, AMENDMENT AND WAIVER
     11.1. Termination.
     This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of HNC:
          11.1.1. At any time by the mutual written agreement of FNFG and HNC;
          11.1.2. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by HNC) or Section 9.3.1 (in the case of a breach of a representation or warranty by FNFG);
          11.1.3. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by HNC) or Section 9.3.2 (in the case of a breach of covenant by FNFG);
          11.1.4. At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by FNFG and HNC; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;
          11.1.5. By the Board of Directors of either party if the shareholders of HNC shall have voted at the HNC Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;
          11.1.6. By the Board of Directors of either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
          11.1.7. Reserved.
          11.1.8. By the Board of Directors of FNFG if HNC has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of HNC has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to FNFG;

          11.1.9. By the Board of Directors of HNC if HNC has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of HNC has made a determination to accept such Superior Proposal;
          11.1.10. By HNC, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the five-day period commencing on the Determination Date, such termination to be effective on the 10th day following such Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:
     (i) The FNFG Market Value on the Determination Date is less than $9.28; and
     (ii) (a) the number obtained by dividing the FNFG Market Value on the Determination Date by the Initial FNFG Market Value (“FNFG Ratio”) shall be less than (b) the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.20;
subject, however, to the following three sentences. If HNC elects to exercise its termination right pursuant to this Section 11.1.10, it shall give prompt written notice thereof to FNFG. During the five business day period commencing with its receipt of such notice, FNFG shall have the option to increase the consideration to be received by the holders of HNC Common Stock hereunder by adjusting the Exchange Ratio to one of the following quotients at its sole discretion: (i) a quotient, the numerator of which is equal to the product of the Initial FNFG Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20, and the denominator of which is equal to FNFG Market Value on the Determination Date; or (ii) the quotient determined by dividing the Initial FNFG Market Value by the FNFG Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If FNFG so elects, it shall give, within such five business-day period, written notice to HNC of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).
     For purposes of this Section 11.1.10, the following terms shall have the meanings indicated below:
     “Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger and the Bank Merger have been received (disregarding any waiting period).
     “Final Index Price” means the average of the daily closing value of the Index for the five consecutive trading days immediately preceding the Determination Date.
     “Initial Index Price” means the closing value of the Index on the trading day ended two days preceding the execution of this Agreement.
     “Index Group” means the Nasdaq Bank Index.

     “Index Ratio” shall be the Final Index Price divided by the Initial Index Price.
     “Initial FNFG Market Value” means $11.60, adjusted if applicable as indicated in the last sentence of Section 11.1.10.
     “FNFG Market Value” shall be the average of the daily closing sales prices of a share of FNFG Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Determination Date.
     If FNFG declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices of FNFG Common Stock shall be appropriately adjusted for the purposes of applying this Section 11.1.10.
     11.2. Effect of Termination.
          11.2.1. In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.
          11.2.2. If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:
               (A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.
               (B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.
               (C) As a condition of FNFG’s willingness, and in order to induce FNFG, to enter into this Agreement, and to reimburse FNFG for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, HNC hereby agrees to pay FNFG, and FNFG shall be entitled to payment of a fee of $10.0 million (the “FNFG Fee”). The FNFG Fee shall be paid within three business days after written demand for payment is made by FNFG, following the occurrence of any of the events set forth below:
     (i) HNC terminates this Agreement pursuant to Section 11.1.9 or FNFG terminates this Agreement pursuant to Section 11.1.8; or
     (ii) The entering into a definitive agreement by HNC relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving HNC within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by FNFG pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by HNC; or (ii) the failure of the shareholders of HNC to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.
               (D) The right to receive payment of the FNFG Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of FNFG against HNC and its Subsidiaries and their respective officers and directors with respect to a termination under (i) or (ii) above.
     11.3. Amendment, Extension and Waiver.
     Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of HNC), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of HNC, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to HNC’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE XII
MISCELLANEOUS
     12.1. Confidentiality.
     Except as specifically set forth herein, FNFG and HNC mutually agree to be bound by the terms of the confidentiality agreement dated July 7, 2009 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.
     12.2. Public Announcements.
     HNC and FNFG shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither HNC nor FNFG shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.
     12.3. Survival.
     All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.
     12.4. Notices.
     All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to HNC, to:	Paul D. Geraghty
President and Chief Executive Officer
Harleysville National Corporation
483 Main Street
Harleysville, Pennsylvania 19438 Fax: (215) 256-3065

With required copies (which shall	G. Daniel O’Donnell, Esq.
not constitute notice) to:	Ian A. Hartman, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Fax: (215) 994-2222

and

Nicholas Bybel, Jr., Esq.
G. Philip Rutledge, Esq.
Bybel Rutledge LLP
1017 Mumma Road
Suite 302
Lemoyne, Pennsylvania 17043
Fax: (717) 731-1700

If to FNFG, to:	John R. Koelmel
President and Chief Executive Officer
First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514
Fax: (716) 625-8673

With required copies (which shall	John Mineo, Esq.
not constitute notice) to:	Senior Vice President, General Counsel
First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514
Fax: (716) 625-7503

and

John J. Gorman, Esq.
Marc P. Levy, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015
Fax: (202) 362-2902
or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.
     12.5. Parties in Interest.
     This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article III and Sections 7.8.2 and 7.9, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     12.6. Complete Agreement.
     This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.
     12.7. Counterparts.
     This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.
     12.8. Severability.
     In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
     12.9. Governing Law.
     This Agreement shall be governed by the laws of Delaware, without giving effect to its principles of conflicts of laws.
     12.10. Interpretation.
     When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     12.11. Specific Performance; Jurisdiction.
     The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the District of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the District of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the District of Delaware or a state court located in the State of Delaware.

     IN WITNESS WHEREOF, FNFG and HNC have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

First Niagara Financial Group, Inc.
Dated: July 26, 2009	By:	/s/ John R. Koelmel
		Name:	John R. Koelmel
		Title:	President and Chief Executive Officer

Harleysville National Corporation
Dated: July 26, 2009	By:	/s/ Paul D. Geharty
		Name:	Paul D. Geraghty
		Title:	President and Chief Executive Officer

Appendix B
July 26, 2009
The Board of Directors
Harleysville National Corporation
483 Main Street
Harleysville, PA 19438
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (the “Company Common Stock”), of Harleysville National Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with First Niagara Financial Group, Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of July 26, 2009 (the“Agreement”), by and between the Company and the Acquiror, the Company will be merged with and into the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive 0.474 shares of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”), subject to adjustment based on the level of HNC Delinquent Loans (as defined in the Agreement) as of the month end preceding consummation of the Transaction, all as set forth in the Agreement (the “Exchange Ratio”).
In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed and discussed with the Company and the Acquiror certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) reviewed and discussed with the Company and the Acquiror matters relating to their respective liquidity, leverage and capital adequacy; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant; (v) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (vi) reviewed and discussed with the Company certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; (vii) reviewed and discussed with the Acquiror the estimated amount and timing of the cost savings and related expenses expected to result from the Transaction (the “Synergies”); (viii) reviewed certain publicly available research analyst reports for the Acquiror; and (ix) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction (including the Synergies) on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry. In the course of such discussions, we have been advised by members of the management of the Company that the Company has been negatively affected in a significant manner by, and continues to have considerable exposure to, risks related to its recent financial performance and credit issues, including the impact thereof on capital and liquidity. Management has informed us that these developments have resulted in, among others, the previously announced action by the Office of the Comptroller of the Currency (the “OCC”) requiring the Company’s bank subsidiary to meet certain enhanced individual minimum capital ratios by June 30, 2009. We have been further advised by management that the Company has not been able to, and does not have significant prospects to successfully complete, in the near term, its previously announced strategic initiatives to raise capital to protect against future losses. Management has further advised us that it has experienced significant liquidity pressures in recent months, including requirements by certain business counterparties and liquidity providers to provide collateral or additional collateral to support its obligations to such counterparties and liquidity providers. Members of the Company’s management have also advised us of their belief that the failure to take action soon to resolve the Company’s capital and liquidity pressures could substantially impair the ability of the Company to operate in the normal course and could also lead to further and more severe regulatory actions that could materially adversely impact the Company.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not reviewed individual credit files of the Company or the Acquiror, nor have we conducted or been provided with any valuation or appraisal of any assets or liabilities (including any derivative or off-

balance sheet liabilities) of the Company or the Acquiror, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in the evaluation of loan and lease portfolios for assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or the Acquiror and we have assumed, with your consent, that the respective allowances for loan losses for both the Company and the Acquiror, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to us by the Company or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. As you are aware, the management of the Acquiror did not make available to us its forecasts of the future financial performance of the Acquiror. With your consent. our review of the Acquiror was limited to publicly-available information and a discussion with the management of the Acquiror regarding the past and current business operations, financial condition and future prospects of the Acquiror, which included a discussion of publicly available estimates issued by certain research analysts with respect to the Acquiror. We have also assumed, at your direction and with your consent, that the Synergies and the Acquiror consensus earnings estimates used in our analyses will be realized in the amounts and at the times contemplated thereby. We express no view as to any analyses, forecasts, estimates or Synergies referred to above, or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis and that the covenants and agreements contained therein will be performed in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction. Our opinion assumes, with your consent, that the Exchange Ratio will be 0.474, and that the level of HNC Delinquent Loans will not result in any adjustment thereto.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration to be paid to, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, respectively, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor for the Company beginning in January, 2009 and continuing through the date hereof; providing securities, trading and foreign exchange services (primarily providing interest rate swaps), credit services, treasury and security services, and other miscellaneous financial services to the Company; and providing securities, trading and foreign exchange services (primarily providing interest rate swaps) and treasury and security services to the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.
On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may, however, be reproduced in any proxy statement mailed to shareholders of the Company provided that the opinion is reproduced in such document in its entirety, and such document includes a summary of the opinion and related analysis in a form prepared or approved by us (such approval not to be unreasonably withheld), but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
/s/ J.P. Morgan Securities Inc.
J.P. MORGAN SECURITIES INC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
     Article TENTH of the Certificate of Incorporation of First Niagara Financial Group, Inc. (the “Corporation”) sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:
     TENTH:
     A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.
     B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.
     C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General

Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.
     D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.
     E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.
     F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.
Item 21. Exhibits and Financial Statement Schedules
     The exhibits and financial statements filed as part of this Registration Statement are as follows:
     (a) Exhibits
2.1	Agreement and Plan of Merger by and between First Niagara Financial Group, Inc. and Harleysville National Corporation(1)

3.1	Certificate of Incorporation of First Niagara Financial Group, Inc.(2)

3.2	Amended and Restated Bylaws of First Niagara Financial Group, Inc.(3)

4.1	Form of Common Stock Certificate of First Niagara Financial Group, Inc.(2)

4.2	Senior Notes Indenture, and First Supplemental Indenture to Senior Notes Indenture, each dated as of September 4, 2009, between First Niagara Financial Group, Inc. and The Bank of New York Mellon, Trustee(4)

5.0	Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation as to the legality of the securities being issued*

8.0	Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation*

8.1	Form of Federal Tax Opinion of Dechert LLP (including consent)

10.1	First Niagara Financial Group, Inc. Amended and Restated Change in Control Agreement with John R. Koelmel(5)

10.2	First Niagara Financial Group, Inc. Form of Amended and Restated Change in Control Agreement(5)

10.3	First Niagara Financial Group, Inc. Amended and Restated CEO Executive Severance Plan(5)

10.4	First Niagara Financial Group, Inc. Executive Severance Plan (for executive officers other than Mr. Koelmel)(5)

10.5	First Niagara Financial Group, Inc. 1999 Stock Option Plan(6)

10.6	First Niagara Financial Group, Inc. 1999 Recognition and Retention Plan(7)

10.7	First Niagara Financial Group, Inc. Amended and Restated 2002 Long-Term Incentive Stock Benefit Plan(6)

10.8	Amended and Restated First Niagara Bank and First Niagara Financial Group, Inc. Directors Deferred Fees Plan(5)

10.9	First Niagara Financial Group, Inc. Pinnacle Incentive Compensation Plan(5)

10.10	First Amended and Restated Revolving Credit Promissory Note with Fifth Third Bank(8)

10.11	Residential Mortgage Program Agreement with Homestead Funding Corp.(9)

10.12	First Niagara Financial Group, Inc. 2005 Long-Term Performance Plan(10)

11.0	Calculations of Basic Earnings Per Share and Diluted Earnings Per Share(5)

21	Subsidiaries of First Niagara Financial Group, Inc.(5)

23.1	Consent of KPMG LLP.

23.2	Consent of Grant Thornton LLP.

23.3	Consent of Luse Gorman Pomerenk & Schick, a Professional Corporation (set forth in Exhibit 5.0).*

23.4	Consent of Dechert LLP (contained in Exhibit 8.1).

24	Power of attorney.*

99.1	Consent of J.P. Morgan Securities Inc.*

(*)	Previously filed.

(1)	Incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2009.

(2)	Incorporated by reference to the Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on September 18, 2002.

(3)	Incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2009.

(4)	Incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2009.

(5)	Incorporated by reference to the 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2009.

(6)	Incorporated by reference to the 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2006.

(7)	Incorporated by reference to the Proxy Statement for the 1999 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 31, 1999.

(8)	Incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2008.

(9)	Incorporated by reference to the 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2005 and to the Current Report on 8-K filed with the Securities and Exchange Commission on December 12, 2008.

(10)	Incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2005.

Item 22. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lockport, New York, on October 26, 2009

FIRST NIAGARA FINANCIAL GROUP, INC.

By:	/s/ John R. Koelmel

John R. Koelmel President and Chief Executive Officer (Duly Authorized Representative)
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ John R. Koelmel John R. Koelmel	President, Chief Executive Officer and Director (Principal Executive Officer)	October 26, 2009
* Michael W. Harrington	Chief Financial Officer (Principal Financial and Accounting Officer)
* Thomas E. Baker	Director
* G. Thomas Bowers	Chairman of the Board of Directors
* William H. Jones	Director

*	Pursuant to the Powers of Attorney filed as Exhibit 24.0 to the Registration Statement on Form S-4 for First Niagara Financial Group, Inc. filed on October 9, 2009.

* Daniel W. Judge	Director
* Carl A. Florio	Director
* Louise Woerner	Director
* David M. Zebro	Vice Chairman of the Board of Directors
* George M. Philip	Director

*	Pursuant to the Powers of Attorney filed as Exhibit 24.0 to the Registration Statement on Form S-4 for First Niagara Financial Group, Inc. filed on October 9, 2009.